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P.E. 3-31-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH, 2007.

Commission File Number 1-13334

REED ELSEVIER PLC
(Translation of registrant's name into English)

1-3 STRAND, LONDON, WC2N 5JR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

L. DIXON
(Registrant)

Date 26 March 2007

By [signature]
(Signature) *

* Print the name and title under the signature of the signing officer.

SEC 1815(05-06)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Annual Review and Summary
Financial Statements 2006

Reed Elsevier

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综艺 VARIETY
国内统一刊号：11-0124
邮发代号：1-108
2006年12月25日 第23期 总第50期
SHOWMAN OF THE YEAR
2006 年度人物


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Highlights of the year

Good financial progress

2006 financial results were encouraging, with good revenue growth and improved underlying margins, strong cash generation and higher returns on invested capital

Sharpened strategic focus

Following a detailed review, we have sharpened our strategic focus to best capitalise on the growing digital opportunities in our Science, Medical, Legal and Business markets. Accordingly, we have announced the planned sale of our Harcourt Education division

Outlook

Longer term prospects for Reed Elsevier are promising. Our strategy is clear, the business well focused and we are leveraging our resources to good effect



In 2006 we made important progress. We continued to expand our authoritative content delivered through market leading brands; we invested behind a wide range of innovative new digital products; we achieved further significant efficiency gains across the business; and we saw a strong performance from recent acquisitions which are accelerating our progress

Our strategy is focused on four priorities: delivering authoritative content through leading brands, driving online solutions, improving cost efficiency and selective portfolio development.

The 2006 financial results were encouraging, with good revenue growth and improved underlying margins. We have also delivered strong cash generation and higher returns on invested capital.

Additionally, we have sharpened our strategic focus to best capitalise on the growing digital opportunities in our markets. We believe we can derive the best returns on our brand franchises and digital investments by focusing on the Science, Medical, Legal and Business markets. We have accordingly announced the planned sale of our Harcourt Education division. It is our intention to return the net proceeds from the sale to our shareholders.

Business strategy

Looking forward, our strategy is focused on four priorities: delivering authoritative content through leading brands, driving online solutions, improving cost efficiency and selective portfolio development.

Delivering authoritative content through leading brands. We deliver authoritative, and to a great extent proprietary, content of the highest quality through market leading brands. In our publications and services our professional customers find the essential data, analysis and commentary to support their decisions. Editorial investment and selective acquisitions are generating new sources of content to widen the product offering to our customers, and to expand into new segments and geographic regions. As online information sources increase, our trusted leadership brands continue to play an ever more vital role.

37%

Over the last five years online revenues have built to over £2.0bn/€2.9bn, or 37% of our total revenues.

Driving online solutions. Over the last five years online revenues have built to over £2.0bn/€2.9bn, or 37% of our total revenues. Authoritative information, technology enabled and increasingly integrated into customer workflows, is making our customers more effective professionally and making Reed Elsevier a more valued partner. As our customers and core markets rapidly migrate online, our opportunities to leverage our leadership brands and authoritative proprietary content increase. Digital technology enables us to move up the value chain with our customers by providing a range of innovative solution orientated products that become embedded in their workflow. This will play a major part in Reed Elsevier's strategy going forward.

Improving cost efficiency. Digital growth and an increasingly synergistic portfolio provide opportunities to further leverage scale and commonalities across the business, sharing skill sets, resources and collective experience. Substantial cost savings have been made over the last five years, and there are further opportunities across the supply chain and in technology and infrastructure to continue this progress. Improving cost efficiency remains a fundamental feature of Reed Elsevier.

Our business and financial strategy is directed at delivering consistent adjusted earnings per share growth of a minimum of 10% annually at constant currencies.

+11%

Adjusted earnings per share for Reed Elsevier PLC and Reed Elsevier NV were up 11% at constant currencies

Selective portfolio development. In addition to significant internal investment, we will continue to allocate capital and resources in a very disciplined way to pursue selective acquisition opportunities that accelerate our strategy and overall business progress. We will continue to focus on strong brands and proprietary content, customer workflow solutions, leading technologies and expansion into attractive adjacent markets, most notably in legal solutions, risk management, health and e-business.

Financial strategy

We expect progress in the development of our digital business to deliver good revenue growth and, with the improvements in cost efficiency and organisational effectiveness, this will flow through at a higher rate to operating profitability. With an increasing and substantial portion of the revenues being delivered by subscription based products and the trend to longer term contracts, we will be a more consistent business.

We aim to distribute 70-80% of free cash flow through dividends and share buybacks. The balance will be invested in the business, mainly through acquisitions, so maintaining capital efficiency aligned to our strategy. Our capital will be invested where we can grow our business while making sustainable returns in excess of our risk adjusted cost of capital. We aim to maintain our credit rating in order to take advantage of opportunities within our markets and access the cheapest sources of borrowing.

Our business and financial strategy is directed at delivering consistent adjusted earnings per share growth of a minimum of 10% annually at constant currencies. Our incentive programmes are designed in support of these strategies and in creating shareholder value.

Financial performance

The 2006 financial results were, as noted earlier, encouraging. Revenues were up 6%, adjusted operating profits up 9% and adjusted earnings per share up 11% at constant currencies.

The quality of the operating profits is underpinned by the strong cash flow, with 95% of adjusted operating profits converting into cash. Increasing profitability and capital discipline drove the return on capital employed in the business 0.4 percentage points higher to 9.8% post tax.

At reported exchange rates, reflecting the impact of the weaker US dollar particularly on our rolling currency hedging programme, adjusted earnings per share were up 7% for Reed Elsevier PLC to 33.6p and up 9% for Reed Elsevier NV to €0.76.

Reported earnings per share were up 38% to 25.6p and up 37% to €0.59 for Reed Elsevier PLC and Reed Elsevier NV respectively, reflecting the improvement in underlying operating performance together with a lower reported tax charge.

The Boards are recommending an increase in the equalised final dividends for Reed Elsevier PLC and Reed Elsevier NV of 10% and 14% respectively, to give total dividends for the year up 10% and 13% (the differential growth rates reflect movements in the sterling/euro exchange rate).

Dividends paid in the year, together with share buybacks under the annual share repurchase programme, have distributed £588 million/€864 million to shareholders, representing 72% of the free cash flow of £817 million/€1,201 million.

Board changes

Cees van Lede retires at the Annual General Meeting after four years of service and we thank him for his substantial contribution in that time. Lisa Hook was elected as a non-executive director last April, bringing a wide experience of the media and technology sectors to our board discussions. We have nominated Robert Polet as a non-executive director. Robert is chief executive officer of Gucci Group, before which he held senior positions at Unilever. He brings with him strong marketing skills and a record of entrepreneurial leadership.

Outlook

Going into 2007, market conditions are generally favourable. Elsevier, LexisNexis and Reed Business are expected to make further good progress in the development of Reed Elsevier's digital business as well as show good revenue momentum and margin improvement.

Going into 2007, market conditions are generally favourable. Elsevier, LexisNexis and Reed Business are expected to make further good progress.

Our financial goal is for a minimum of 10% adjusted earnings per share growth at constant currencies. The adjusted earnings per share for 2007 will however be impacted by dilution on the sale of the seasonal Harcourt Education business.

The longer term prospects for Reed Elsevier are promising. Our strategy is clear, the business well focused and we are leveraging our resources to good effect. The digital horizon is expanding and Reed Elsevier is well placed.

Our business is dependent on the energy and enterprise of our 37,000 people operating across the globe. They do an outstanding job, caring greatly about what they do and the customers they serve. We could not ask for greater commitment and professionalism, and we want to take this opportunity to thank them all.

Jan Hommen
Chairman

Sir Crispin Davis
Chief Executive Officer



From print...

Reed Elsevier provides authoritative, high quality content through more than 15,000 books, journals, magazines and reference works. Nearly 40% of our revenues are now electronic and internet delivered as we meet the rising demand for specialised online information.


...to online


From information...


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LexisNexis® KnowHow
Dispute Resolution
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Browse Topics
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Part 36 offers and payments
Trial
Costs
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Enforcement

...to solutions

Digital technology enables us to move up the value chain with our customers by providing innovative solutions embedded in their workflows, making our customers more effective professionally and Reed Elsevier a more valued partner.



…rkets and customers are becoming …singly more international. We are levera… …ntent, brands and know-how across bor… …widening product offerings and distribution …s new segments and new geographies.

From local…


...to global

Our strengths

ELSEVIER

Elsevier is a world leading provider of scientific, technical and medical information and solutions

LexisNexis

LexisNexis is a global provider of authoritative legal, tax, regulatory, public records, news and business information and workflow solutions

Harcourt Education

Harcourt Education is a leading publisher serving the pre-Kindergarten to Grade 12 schools and assessment markets in the US and internationally

Reed Business

Reed Business is a leading global business-to-business publisher and exhibition organiser

We operate in large, long term, global growth markets sustained by the continuing demand for professional information

We deliver authoritative content of the highest quality through market leading brands, enabling our professional customers to find the essential data, analysis and commentary to support their decisions

Technology enabled solutions integrated into customer workflows are making our customers more effective professionally and Reed Elsevier a more valued partner

We generate a large part of our revenues from subscriptions and other recurring sources

Our businesses are strongly cash generative with a high conversion of operating profits into cash

Our strategy

Revenue (£5,398m/€7,935m) by:

Division


Elsevier 28%
LexisNexis 29%
Harcourt Education 17%
Reed Business 26%

Geography


North America 57%
UK 11%
NL 4%
Rest of Europe 16%
Rest of World 12%

Source


Subscriptions 39%
Circulation 32%
Advertising 13%
Exhibitions 10%
Other 6%

Media


Print 53%
Online 37%
Exhibitions 10%

We are sharpening our strategic focus on four priorities:

Deliver authoritative content through leading brands
Editorial investment to generate new sources of content to widen and differentiate the product offering to our customers, expanding into new segments and geographic regions

Drive online solutions
Leverage our leadership brands and authoritative proprietary content to deliver innovative solutions orientated products that become embedded in customers' workflows and enable Reed Elsevier to move up the value chain

Improve cost efficiency
Leverage our scale, skill sets, technology, resources and collective experience across the business to improve cost efficiency

Selective portfolio development
Allocate capital and resources, both through internal investment and acquisition, to pursue opportunities that accelerate our strategic and business progress

Our objectives are to deliver good revenue growth, continuous margin improvement, strong cash generation and growing returns on capital. We are targeting consistent earnings per share growth of a minimum of 10% annually at constant currencies

Elsevier

www.elsevier.com

Elsevier had strong subscription renewals, widening distribution of its scientific and medical journals and databases, growing new online product sales and a successful book publishing programme

Divisional revenue


Science & Technology 52%
Health Sciences 48%

Revenue


£1,436m
£1,521m
€2,097m
€2,236m
05
06
05
06

+8% at constant currencies

Adjusted operating profit


£449m
£465m
€655m
€683m
05
06
05
06

+10% at constant currencies

→ **Scopus** The world's largest abstract and citation database of scientific research, Scopus indexes the bibliographic information of 15,000 titles from 4,000 different publishers and covers all scientific disciplines.

→ **Netter** A new 4th edition Netter's Atlas of Human Anatomy was published in June 2006. It contains over 940 illustrations of the human body with unsurpassed clarity and accuracy.

Revenues and adjusted operating profits were ahead 8% and 10% respectively at constant currencies, or 5% and 8% before acquisitions and disposals. Underlying operating margins were 0.9 percentage points ahead before acquisition and currency effects, driven by revenue growth, stabilising investment levels and further supply chain efficiency.

The Science & Technology business saw organic revenue growth of 5% at constant currencies reflecting strong journal subscription renewals, at 97%, widening distribution through an expanded sales force, and good growth in online databases. ScienceDirect usage continues to grow at over 20% and e-only contracts now account for 45% of journal subscription revenues. The Scopus abstract and indexing database has been well received in the market and is seeing good conversion of trials into firm contracts.

Early in the year, the Science & Technology business was reorganised into a more market-focused organisation, to better serve large academic and government institutions as well as to focus more directly on smaller and mid sized institutions, the corporate sector, and societies and individuals. Customer satisfaction scores have significantly improved during the year as a result of the sustained programme to improve service levels, and new products and marketing strategies are being developed for under penetrated segments.

In Health Sciences, revenue growth was 13% at constant currencies, or 6% underlying. Strong growth was seen in the nursing and allied health professional sectors and in new society journal publishing. Online revenues are growing rapidly, up 37% in total, as the medical community increasingly adopts online information services to drive productivity and enhance outcomes. The year saw increasing penetration of the ScienceDirect and MDConsult products and further launches made and planned of electronic reference materials, medical education resources, and specialist information services and workflow tools.

The integration of the MediMedia MAP businesses acquired in August 2005 is now complete, with revenue growth initiatives building momentum and adjusted operating margins improved significantly. The acquisition in May of the Gold Standard drug information database and related products is accelerating our market strategies in electronic health information services to enhance the efficacy of clinical diagnosis and treatment. In December, the Endeavor software business was sold following a reappraisal of its position within Elsevier's overall market strategies.

At reported exchange rates, adjusted operating margins were 0.7 percentage points lower largely reflecting the low, but rapidly improving, margins of the MediMedia acquisition made in 2005 as well as the impact of the rolling three year currency hedging programme as the US dollar decline over the last few years works its way through the hedge rates.

The outlook for Elsevier is positive. Subscription renewals are strong, customer satisfaction is improving, our publishing programmes are expanding, new electronic product is developing well, and distribution is widening.


SCOPUS


FRANK H. NETTER, MD
Atlas of
Human
Anatomy
4th Edition

LexisNexis

www.lexisnexis.com

LexisNexis saw strong subscription renewals, good growth in new sales of its online information solutions both in the US and internationally, and further good growth in risk information and analytics

Divisional revenue


United States 72%
International 28%

Revenue


£1,466m
£1,570m
€2,140m
€2,308m
05
06
05
06

+8% at constant currencies

Adjusted operating profit


£338m
£380m
€493m
€559m
05
06
05
06

+13% at constant currencies

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Revenues and adjusted operating profits were up 8% and 13% respectively at constant currencies, or 7% and 13% before acquisitions. This 7% organic revenue growth compares with 6% in 2005 and 4% in 2004 and reflects the strengthening momentum in the business. The adjusted operating margin was 1.1 percentage points higher reflecting the good revenue growth and tight cost control.

In US Legal Markets, strong subscription renewals and additional online information and solutions sales to both large and small firms drove organic growth of 6%. The Total Solutions strategy launched in the year has gained good traction in the market, focused on the distinctive needs of lawyers across four major areas of their workflow: litigation, client development, research and practice management. An integrated solutions product was also launched for the risk management market. The product portfolio was expanded through organic development and selective acquisition: Casesoft (litigation case analysis), Dataflight (online repository and tools for evidence management).

In Corporate and Public Markets organic revenue growth was 8% with continued strengthening in online news and business information, higher patent volumes and strong demand in risk management. The Seisint business acquired in September 2004 saw continued strong revenue growth and LexisNexis' existing risk management business has now been fully migrated to the Seisint technology platform. The Seisint business delivered a 10% post tax return in only its second full year of ownership, and returns continue to grow.

The LexisNexis International business outside the US saw underlying revenue growth of 8% driven by the growing demand for LexisNexis' online information services across its markets and new publishing. The Total Solutions strategy is also being rolled out in these international markets behind increasing online penetration. In the UK this was accelerated with the acquisition of Visualfiles (case management and compliance tools). Particularly strong growth was seen in the UK, France, Germany, Canada and South Africa.

The outlook for LexisNexis is positive. Revenue momentum is good, with strong subscription renewals, increasing take up of new online services and total solutions across our markets, and strong demand growth in risk management.


Butterworths LawLeader


LexisNexis

Harcourt Education

www.harcourt.com

Harcourt Education's basal textbook and supplemental businesses performed well against a weaker education market to hold overall revenues flat. Profits were lower through investment ahead of major adoptions and underperformance in assessment

Divisional revenue


US Schools & Testing 90%
International 10%

Revenue


£901m
£889m
€1,315m
€1,307m
05
06
05
06

0% at constant currencies

Adjusted operating profit


£161m
£129m
€235m
€190m
05
06
05
06

-19% at constant currencies

Revenues at Harcourt Education were flat against the prior year at constant currencies, whilst adjusted operating profits were 19% lower, or 20% lower before minor disposals. Adjusted operating margin was 3.4 percentage points lower at 14.5% largely reflecting sales and marketing investment ahead of the much stronger 2007 adoption market, sales mix and the impact of the underperformance in assessment.

The Harcourt US K-12 basal and supplemental businesses have performed well both achieving 1% revenue growth in a US textbook market estimated to be down around 6%. (The weaker market reflects the state textbook adoption cycle and reduced spending by elementary schools in non-adoption states partly as a result of significant prior year spending on federally supported Reading First programmes.) Harcourt won the leading market share, at 38%, in new state textbook adoptions in which it participated, with great success from new publishing particularly in the secondary schools market in literature and language arts, science and social studies. A good market response to new publishing in the supplemental business, and more manageable backlist attrition, continues the recovery in this business as it replaces traditional supplemental product with more comprehensive intervention programmes, and reorientates sales and marketing activities from individual school to district level.

The assessment business saw revenues 4% lower reflecting the net loss of state testing contracts and lower catalog sales. Operational difficulties surrounding a major state testing contract and knock on effects on other contracts resulted in significant cost overruns. New management were appointed in the year and organisational changes made which are beginning to make a real difference to the business. Whilst revenues are expected to decline further due to lost contracts, the actions taken have positioned the business for a recovery in performance and margin this year and next.

The Harcourt Education International business saw revenues 1% higher. Strong growth in South Africa and in UK export sales were offset by a weak performance in a flat UK market.

The outlook for Harcourt Education is positive. The textbook adoption cycle has entered a strong growth phase, the new textbook programmes for 2007 are being well received in the market, and the pipeline is strong with a high level of development activity. The new publishing in the supplemental business is gaining momentum and assessment is on a firm recovery path. Organisational changes in the business are expected to deliver increasingly integrated market strategies and significant further cost efficiencies.

→ **Power Up!** is a reading programme that uses a systematic approach to develop reading skills for US middle school readers, resulting in measurable gains in reading.

→ **Saxon Math** The Saxon Math series for US schools grades K-12 provides an incremental approach to instruction that delivers measurable student improvement – as shown by years of research.




Teacher's Manual
SAXON MATH
Stephen Hake

Reed Business
www.reedbusiness.com

Reed Business's online information services grew rapidly, more than compensating for print migration, and the exhibitions business again performed strongly

Divisional revenue



Reed Business Information 63%
Reed Exhibitions 37%

Revenue



£1,363m
£1,418m
€1,990m
€2,084m
05
06
05
06

+5% at constant currencies

Adjusted operating profit



£214m
£241m
€313m
€354m
05
06
05
06

+14% at constant currencies

→ **Reed Exhibitions** is the world's leading events organiser. With over 460 events in 2006, it brought together over six million industry professionals from around the world.

→ **New Scientist** has chronicled the way science and technology have transformed our understanding of the world and ourselves since 1956. New Scientist celebrated its fiftieth anniversary last year and sold over 200,000 copies worldwide of its special anniversary edition.

Revenues and adjusted operating profits were 5% and 14% ahead respectively at constant currencies, with acquisitions and disposals having no overall effect on these growth rates. Adjusted operating margins were 1.3 percentage points higher, reflecting the strong growth in the exhibitions business and tight cost control.

At Reed Exhibitions, revenues were 12% higher, or 10% underlying. Strong growth was seen in key shows across the principal geographies in the US, Europe and Asia Pacific, with particularly good performances in Japan and in the international Midem entertainment and property shows held in Cannes. Whilst much of B2B marketing is moving online, the demand for exhibitions remains very strong as exhibitors and buyers place great value on physical meetings and events to balance other information sources and connections. Underlying profit growth was 16% including 6% from share of joint ventures cycling in. The net effect of other biennial shows cycling in and out is broadly neutral. The Sinopharm exhibitions acquired in a joint venture in China in 2005 are performing well ahead of plan and new shows are to be launched in 2007.

The Reed Business Information magazine and information businesses saw continued strong underlying growth in online services of over 20%, more than compensating for the 3% decline in print as the business migrates online. Overall RBI revenues were up 2% underlying. With 24% of revenues now from online services, the overall growth trajectory is encouraging.

Adjusted operating profits were up 12% through continued action on costs as resources are rebalanced to the digital opportunity.

In the US, RBI underlying revenues were 2% lower. Online revenues are growing rapidly, particularly from advertising in community sites and new services, and are close to offsetting the print decline seen across most sectors. In the UK, RBI underlying revenues were up 6% reflecting the strong growth in online recruitment (up 39%) and online subscription services (up 17%). Online revenues now account for 41% of RBI UK revenues with strong growth and new launches set to increase this further. Print revenues benefited from innovative publishing and design. In continental Europe underlying revenues were up 3%, with again good growth in new online services and some further recovery in advertising markets. Revenues in Asia grew 6%.

As part of a repositioning of the portfolio, the US manufacturing product news tabloid business was sold during the year as well as a number of other titles and North American manufacturing shows. In January 2007 RBI acquired Buyerzone, a fast growing online service for matching vendors and buyers in procurement tendering that can be leveraged across RBI's categories.

The outlook for Reed Business is encouraging. Strong demand for online services, good growth in exhibitions and ongoing portfolio management are steadily repositioning the business for good long term growth.





50TH ANNIVERSARY SPECIAL 1956-2006
LIFE DEATH REALITY FREE WILL
THE THEORY OF EVERYTHING

Chief Financial Officer's report

Reed Elsevier combined businesses

	2006 £m	2005 £m	2006 €m	2005 €m	Change at constant currencies
Reported figures					
Revenue	**5,398**	5,166	**7,935**	7,542	+6%
Operating profit	**880**	839	**1,294**	1,225	+9%
Profit before tax	**721**	701	**1,060**	1,023	+8%
Adjusted figures					
Operating profit	**1,210**	1,142	**1,779**	1,667	+9%
Profit before tax	**1,052**	1,002	**1,546**	1,463	+9%
Operating cash flow	**1,152**	1,080	**1,693**	1,577	+7%

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV.

Adjusted figures are presented as additional performance measures and are stated before the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term. Comparison at constant exchange rates uses 2005 average and hedge exchange rates.

Income statement

Revenue, at £5,398m/€7,935m, increased by 4% expressed in sterling and 5% expressed in euros. At constant exchange rates, revenue was 6% higher, or 5% excluding acquisitions and disposals.

Reported figures

Reported operating profit, after amortisation of acquired intangible assets and acquisition integration costs, at £880m/€1,294m, was up 5% in sterling and 6% in euros. The increase reflects the strong underlying operating performance, partly offset by the effect of a weaker US dollar hedge rate applicable for Elsevier journal subscription revenues and other currency translation effects.

The reported profit before tax, including amortisation of acquired intangible assets, acquisition integration costs and non operating items, at £721m/€1,060m, was up 3% expressed in sterling and 4% in euros.

The reported tax charge of £96m/€141m compares with a charge of £237m/€346m in the prior year principally reflecting favourable settlement of tax on prior year disposals and movements on deferred tax balances arising on unrealised exchange differences on long term inter-affiliate lending. These deferred tax movements are recognised in the income statement but are not expected to crystallise in the foreseeable future.

The reported attributable profit of £623m/€916m compares with a reported attributable profit of £462m/€675m in 2005, reflecting the strong operating performance and the lower reported tax charge.

+6%

Revenue was up 6% at constant currencies

+5%

Organic revenue growth was 5% at constant currencies

+9%

Adjusted operating profit was up 9% at constant currencies

95%

of adjusted operating profit converted into cash

Adjusted figures

Adjusted operating profit, at £1,210m/€1,779m, was up 6% expressed in sterling and up 7% in euros. At constant exchange rates, adjusted operating profits were up 9%, or 8% excluding acquisitions and disposals. Underlying operating margins improved by 0.7 percentage points, reflecting the good revenue growth and continuing cost actions to improve operational efficiency. Overall adjusted operating margins, up 0.3 percentage points at 22.4%, were held back by the inclusion of lower margin acquisitions and currency effects, most particularly the year on year movement in hedge rates in Elsevier's journal subscriptions.

Net finance costs, at £158m/€233m, were £18m/€29m higher than in the prior year due to higher short term interest rates and the financing cost of acquisitions and the share repurchase programme, partly offset by the benefit of strong free cash flow.

Adjusted profit before tax was £1,052m/€1,546m, up 5% compared to the prior year expressed in sterling and 6% in euros. At constant exchange rates, adjusted profit before tax was up 9%.

The effective tax rate on adjusted earnings was 24.1% (2005: 24.6%). The effective tax rate on adjusted earnings excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.

The adjusted profit attributable to shareholders of £796m/€1,170m was up 6% compared to the prior year expressed in both sterling and euros. At constant exchange rates, adjusted profit attributable to shareholders was up 9%.

Cash flows and debt

Adjusted operating cash flow was £1,152m/€1,693m, up 7% expressed in both sterling and euros, and 7% at constant currencies. The rate of conversion of adjusted operating profits into cash flow was 95% (2005: 95%) reflecting the continuing focus on capital discipline and managing working capital as the business expands.

Capital expenditure included within adjusted operating cash flow was £196m/€288m (2005: £195m/€285m), including £108m/€159m in respect of capitalised development costs included within intangible assets. Spend on acquisitions was £171m/€251m including deferred consideration payable.



Reed Elsevier PLC

Adjusted EPS


31.5p
33.6p
+7%
at reported currencies
+11%
at constant currencies
05
06

Dividends


14.4p
15.9p
+10%
05
06

Dividends in respect of the 2006 financial year

Reed Elsevier NV

Adjusted EPS


€0.70
€0.76
+9%
at reported currencies
+11%
at constant currencies
05
06

Dividends


€0.359
€0.406
+13%
05
06

Dividends in respect of the 2006 financial year

Acquisition integration spend in respect of these and other recent acquisitions amounted to £26m/€37m principally in respect of the MediMedia MAP integration. Disposal proceeds amounted to £48m/€70m.

Free cash flow – after interest and taxation – was £817m/€1,201m, up £53m/€85m. Dividends paid to shareholders in the year amount to £371m/€545m (2005: £336m/€491m). Share repurchases by the parent companies amounted to £217m/€319m. Additional shares of the parent companies were purchased by the employee benefit trust for £68m/€100m to meet future obligations in respect of share based remuneration. Net proceeds from share issuance under share option programmes were £93m/€137m.

Net borrowings at 31 December 2006 were £2,314m/€3,448m (2005: £2,694m/€3,933m), a decrease of £380m in sterling and €485m in euros since 31 December 2005 principally due to foreign exchange translation effects following the significant weakening of the US dollar between the beginning and end of the year. These translation effects decreased net debt expressed in sterling by £277m and in euros by €333m. Additionally, net debt benefited from the free cash flow less dividends and share buy backs and acquisition spend.

Reed Elsevier parent companies

Reed Elsevier PLC	2006	2005	Change %	Change at constant currencies
Reported earnings per share	**25.6p**	18.6p	+38%	
Adjusted earnings per share	**33.6p**	31.5p	+7%	+11%
Dividend per share	**15.9p**	14.4p	+10%	

Reed Elsevier NV	2006	2005	Change %	Change at constant currencies
Reported earnings per share	**€0.59**	€0.43	+37%	
Adjusted earnings per share	**€0.76**	€0.70	+9%	+11%
Dividend per share	**€0.406**	€0.359	+13%	

Earnings per share

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share were respectively up 7% at 33.6p (2005: 31.5p) and 9% at €0.76 (2005: €0.70). At constant rates of exchange, the adjusted earnings per share of both companies increased by 11% over the prior year.

Shares repurchased in the year under the annual share repurchase plan announced in February 2006 totalled 20.6 million ordinary shares of Reed Elsevier PLC and 13.4 million ordinary shares of Reed Elsevier NV. Taking into account the associated financing cost, these share repurchases are estimated to have added 0.5% to adjusted earnings per share in 2006.

The reported earnings per share for Reed Elsevier PLC shareholders were 25.6p (2005: 18.6p) and for Reed Elsevier NV shareholders were €0.59 (2005: €0.43).

Dividends

The equalised final dividends proposed are 11.8p per share for Reed Elsevier PLC and €0.304 per share for Reed Elsevier NV up 10% and 14% on the prior year respectively. This gives total dividends for the year of 15.9p and €0.406, up 10% and 13% on 2005 respectively. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.


Mark Armour

Mark Armour
Chief Financial Officer

Corporate responsibility

Our dedication to being a leader in our markets encompasses corporate responsibility


Policy Zone

↑ **The Policy Zone** on aREna, Reed Elsevier's corporate intranet, provides employees with core company policies and codes.



↑ **LexisNexis Singapore** colleagues spend a day with new friends at the Red Cross Home for the Disabled.

Our corporate responsibility commitment

Our dedication to being a leader in all our markets encompasses corporate responsibility (CR): our commitment to operate profitably, ethically and openly, making continuous improvements for the benefit of shareholders, employees, customers, suppliers, our communities and local environments.

2006 corporate responsibility highlights

We set definitive objectives in the five areas comprising our core CR risks and opportunities:

→ Governance: Use Corporate Responsibility Forum to monitor CR risks, policy and programmes; proactive steps on CR legislation; increase training on Reed Elsevier Code of Ethics and Business Conduct to 10,000 employees; extensive stakeholder engagement, and new policy initiatives; UN Global Compact country network involvement in three countries

→ Marketplace: Customer Focus through value-added online services; new processes to encourage customer feedback; roll-out of Reed Elsevier Editorial Policy; expand Socially Responsible Supplier network to new categories, including data converters and shippers

→ Workplace: Broader roll-out of 1:1 coaching programme; conduct Global Employee Opinion Survey and develop action plan based on results; progress Health and Safety Survey

→ Community: Deepen Reed Elsevier Cares programme in major business locations; expansion to new geographies; increase volunteerism by 10% from 2005 benchmark

→ Environment: Continue to advance environmental goals by key facility; introduce gREen Teams in 75% of key facilities; develop transport policies at all four divisions; environmental certification pilot; external assurance of environmental data pilot

2006 corporate responsibility achievements

Governance

The Corporate Responsibility Forum, chaired by CEO Sir Crispin Davis, with executives representing all major business functions, met twice to review CR policies, objectives and achievements. In addition, engagement with members was ongoing throughout the year. CR is also reviewed regularly with the Reed Elsevier board.

We continued to take proactive steps on CR legislation gaining full compliance with Sarbanes-Oxley legislation by year-end. For the benefit of global employees we made improvements to the Policy Zone, a section of the corporate intranet containing Reed Elsevier's core policy documents and links to useful sources. To further help staff stay abreast of relevant legislation, our businesses develop customised programmes. Exemplary is LexisNexis' "Competing Fairly," an online course focused on competition law completed by 1,100 sales managers in the year. Reed Elsevier internal audit is a partner in CR endeavours, advising on survey methodology, key performance indicators and data analysis.

We updated our Code of Ethics and Business Conduct, highlighting the changes to all staff in a message from the CEO, including a simplified conflict of interest policy. We made it easier for staff to report Code violations by implementing a toll-free, confidential line for US employees and an electronic access form for filing anonymous complaints. We also trained 13,000 employees in a new online Code training course developed with input from Reed Elsevier divisional compliance committees.

We met with investors and analysts in the UK and the Netherlands to review our CR and corporate governance performance. Goldman Sachs scored Reed Elsevier in the first quartile among European media companies on environmental, social and governance issues. Government engagement encompassed dialogue with the

Across Reed Elsevier we have developed new processes to encourage customer feedback including the Reed Business Deep Insight programme focused on 500 key online and print customers across ten markets.

We expanded our Socially Responsible Supplier network, which tracks the social and environmental performance of key suppliers, to include new categories such as data converters and shippers.

4,000

We broadened our 1:1 coaching programme with nearly 4,000 participants in the year, including 73 internal facilitators

European Union on sustainable cities through our involvement with Respect Table, as well as consultation with the UK Treasury/Cabinet Office on corporate community involvement. We gained important feedback in one on one meetings with non-governmental organisations (NGOs) like Earthwatch, the World Wildlife Fund, and the Global Reporting Initiative, and engaged with industry peers through the Media CSR Forum. Employees shared opinions through Crispin's Open Door, a section of the corporate intranet which allows them to ask questions of and receive answers from the CEO, and were additionally engaged in Reed Elsevier CR activities through a bi-annual CR newsletter.

Reed Elsevier takes an active role in promoting the UN Global Compact (UNGC) to which we are a signatory. We connected UNGC networks with our businesses in the Netherlands and South Africa, and in the UK have led the communications group which culminated in the launch of a website for the UNGC UK Network.

Marketplace
The Reed Elsevier value, Customer Focus, was expressed through continued development of online products and services for customers including Elsevier's Mosby Nursing Skills online which gives nurses training on demand through nearly 500 interactive sessions; the LexisNexis Toolbar which legal customers can download in order to access LexisNexis services from any website; Harcourt's Fast Phonics First Interactive, which advances literacy through fun games and activities, allowing children to blend and segment letters on screen and to hear sounds aloud; and Reed Business's Flight website which brings together essential aviation brands, providing a single destination for customers to access news, market intelligence, jobs and resources.

Across Reed Elsevier we have developed new processes to encourage customer feedback including the Reed Business Deep Insight programme focused on 500 key online and print customers across ten markets. Deep Insight delves into customer views of Reed Elsevier and results have driven improvement strategies. Reed Business also instituted a usability programme to garner customer feedback to drive product launches, including an update to Kellysearch online, which features product, service and company information on over 2 million companies worldwide.

We rolled out the Reed Elsevier Editorial Policy, developed in 2005 with cross-business input, to the top 200 managers in Reed Elsevier requesting that they cascade it throughout their organisations. A message from the CEO explained the Editorial Policy lays out our commitment to editorial freedom; original, accurate, fair and timely information which avoids bias, defamation and conflict of interest; and makes a clear distinction between editorial, advertising or other content.

We expanded our Socially Responsible Supplier network, which tracks the social and environmental performance of key suppliers, to include new categories such as data converters and shippers. We continued an active programme of internal and external audits, and conducted both a 2006 Paper Survey and a Socially Responsible Supplier Survey, creating opportunities for supplier dialogue on essential issues.

Workplace
We seek to employ a diverse workforce that reflects our customer base. In 2006, our senior management group comprised 15 nationalities, with women occupying 21% of these positions, up from 9% five years ago. We broadened our 1:1 coaching programme – which arms managers with coaching skills to improve employee satisfaction and performance – with nearly 4,000 participants in the year, including 73 internal facilitators.

We saw a 4% increase in responses to the 2006 Global Employee Opinion Survey to 81% with an overall favourable survey composite of 60% compared with 57% in 2003. The highest scoring areas included Reed

We continue to grow and deepen the Reed Elsevier Cares programmes in major business locations and new markets

FTSE4Good

Member of Dow Jones Sustainability Indexes 06

Reed Elsevier is a member of FTSE4Good, the Per Cent Club and the Dow Jones Sustainability Index



↑ **BookAid International** is a charity promoting literacy in developing countries. Reed Elsevier supports BookAid International library development programmes in Sierra Leone and Namibia which foster a reading culture among young people and their families.



↑ **Elsevier Japan** colleagues undertake a gardening project at a children's home in Tokyo.

Elsevier's support for the community and ethical business practice; a listening tour is underway to discover best practice in high-scoring locations with group level actions around low-scoring norms.

We progressed our Health and Safety Survey garnering data for over 75% of our key facilities and developed a global Health and Safety Champions network with regular meetings and resources. We also launched our first Health and Safety Awareness Week focused on risk identification, training and stress reduction.

Community

We continued to grow and deepen the RE Cares programme in major business locations and new markets, reflected in the expansion of the Two Days programme – which gives all staff the right to take up to Two Days off for work in the community that matters to them – by 19% over the previous year. Our annual international RE Cares Month featured hundreds of activities touching thousands of employees.

We donated £2.2 million in cash donations (including matching gift programmes) and the equivalent of £1.3 million in gifts of products, services and staff time in 2006. We continue to develop our flagship partnership with BookAid International, who have channelled over 500,000 of our books over the last four years to institutions in the developing world, completing in 2006 a three year library development programme in Sierra Leone and Namibia, designed to foster a reading culture among young people and their families.

Environment

Our environmental targets are to achieve a 10% reduction in energy and water consumption and a 10% increase in waste recycling by 2008, from a 2003 baseline. In 2005, we exceeded our waste recycling target and have reduced our energy and water consumption by 3% and 6% respectively.

To aid Environmental Champions engaged in goal setting, we hold regular calls and meetings to share best practice and developed an Environmental Workbook to make data gathering for the annual Reed Elsevier Environmental Survey easier and more robust.

We introduced gREen Teams – employee environment groups – in 75% of our key facilities, constituting 86 sites around the world. They helped with our successful 2006 World Environment Day campaign on transport which resulted in over 800 staff submitting transport improvement ideas and the development of transport policies across Reed Elsevier.

With our LexisNexis UK business we implemented a phased approach to achieving ISO 14001 environmental accreditation resulting in a Phase I certification with full certification anticipated in 2007. Likewise, we piloted external auditing of UK environmental data which will be expanded in 2007 to include US facilities.

Reed Elsevier is a member of FTSE4Good, the Per Cent Club and the Dow Jones Sustainability Index; scored in the top 50 of UK companies participating in Business in the Community's Corporate Responsibility Index; won a highly commended certificate for our CR activities in the UK National Business Awards for the second year; ranked first in our sector with a AAA Combined Environmental IVA rating from Innovest; and were named for the second year one of the Global 100 Sustainable Companies during the World Economic Forum in Davos.

Our full CR Report, with 2006 data on the five areas and objectives for the year ahead, will be available in April at www.reedelsevier.com.

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Directors

Executive directors

1 Sir Crispin Davis (57) ■
Chief Executive Officer since 1999. Knighted in 2004 for services to the information industry. Non-executive director of GlaxoSmithKline plc. Prior to joining Reed Elsevier was Chief Executive Officer of Aegis Group plc. From 1990 to 1993 was a member of the main board at Guinness plc and Group Managing Director of United Distillers. Spent his early career with Procter & Gamble.

2 Mark Armour (52)
Chief Financial Officer since 1996. Prior to joining Reed Elsevier as Deputy Chief Financial Officer in 1995, was a partner in Price Waterhouse.

3 Gerard van de Aast (49)
Chief Executive Officer of the Reed Business division since 2000. Member of the supervisory board of Océ N.V. Prior to joining Reed Elsevier was Vice President and General Manager of Compaq's Enterprise business in Europe, Middle East and Africa.

4 Erik Engstrom (43)
Chief Executive Officer of the Elsevier division since 2004. Prior to joining Reed Elsevier was a partner at General Atlantic Partners. Before that was president and chief operating officer of Random House. Began his career as a consultant with McKinsey. Served as a non-executive director of Eniro AB.

5 Andrew Prozes (61)
Chief Executive Officer of the LexisNexis division since 2000. Non-executive director of Cott Corporation. Prior to joining Reed Elsevier was an Executive Vice President with the West Group, part of the Thomson Corporation and prior to that was Group President of Southam Inc.

6 Patrick Tierney (61)
Chief Executive Officer of the Harcourt Education division since 2003. Prior to joining Reed Elsevier was chief executive officer of Thomson Financial, part of the Thomson Corporation.

Non-executive directors

7 Jan Hommen (63) ■ ● ◆
Chairman since 2005. Chairman of the supervisory board of TNT NV, Academisch Ziekenhuis Maastricht and TiasNimbas, business school of the University of Tilburg. A member of the supervisory board of Koninklijke Ahold NV, ING NV and Campina. Was vice-chairman of the board of management and chief financial officer of Royal Philips Electronics NV until his retirement in 2005.

8 Dien de Boer-Kruyt (62) ◆
Appointed 2000. Member of the supervisory boards of Sara Lee International (a subsidiary of Sara Lee Corporation), Imtech NV and Allianz Nederland Group NV. Member of the supervisory board of the National Registry of non-executive directors and director of the leadership programs Call and Ravel, for leaders in business, government and universities.

9 Mark Elliott (57) ● ◆
Appointed 2003. General Manager IBM Global Solutions. Held a number of positions with IBM, including Managing Director of IBM Europe, Middle East and Africa. Served on the board of IBAX, a hospital software company jointly owned by IBM and Baxter Healthcare, and as chairman of the Dean's Advisory council of the Kelly School of Business, Indiana University. Non-executive director of Group 4 Securicor PLC.

10 Lisa Hook (48) ▲ ◆
Appointed 2006. President, Chief Executive Officer and Chairman of SunRocket, Inc. Before that was President of AOL Broadband Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously was Chief Operating Officer of Time Warner Telecom. Has served as Senior Advisor to the Federal Communications Commission Chairman and as senior counsel to Viacom Cable.

11 Cees van Lede (64) ■ ● ◆
Appointed 2003. Chairman of the supervisory board of Heineken NV and a member of the supervisory board of Akzo Nobel NV and Royal Philips Electronics NV. Non-executive director of Air France KLM, Air Liquide SA and Sara Lee Corporation. Chairman of INSEAD and a Senior Advisor for Europe of JP Morgan. Was chairman of the board of management of Akzo Nobel NV until his retirement in 2003.

12 David Reid (60) ▲ ◆
Appointed 2003. Non-executive chairman of Tesco PLC, having previously been executive deputy chairman until December 2003, and finance director from 1985 to 1997. Chairman of Kwik-Fit and previously a non-executive director of De Vere PLC, Legal & General PLC and Westbury PLC.

13 Lord Sharman of Redlynch OBE (63) ▲ ■ ◆
Appointed 2002. Chairman of the Audit Committee. Non-executive chairman of Aviva PLC and Aegis Group plc, a non-executive director of BG Group plc and a member of the supervisory board of ABN-AMRO NV. Member of the House of Lords since 1999. Was chairman of KPMG Worldwide until 1999, having joined KPMG in 1966.

14 Rolf Stomberg (66) ■ ● ◆
Appointed 1999. Senior independent non-executive director and Chairman of the Remuneration Committee. Chairman of Management Consulting Group PLC and of the supervisory board of Lanxess AG and Francotype AG. Non-executive director of Smith & Nephew PLC, AOA Severstal, TNT NV, Deutsche BP AG, HOYER GmbH and Biesterfeld AG. Formerly a director of The British Petroleum Company plc where he spent 27 years, latterly as Chief Executive of BP Oil International.

15 Strauss Zelnick (49) ▲ ◆
Appointed 2005. Founder of ZelnickMedia Corporation in 2001. Chairman of Columbia Music Entertainment Inc, ITN Networks and OTX Corporation. Prior to founding ZelnickMedia was President and Chief Executive Officer of BMG Entertainment from 1998, and before that President and Chief Executive Officer of BMG Entertainment North America. Has served as the Chief Executive Officer of Crystal Dynamics and as the President and Chief Operating Officer of 20th Century Fox.

Board Committee Membership

- ▲ Audit Committee: Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV
- ■ Nominations Committee: joint Reed Elsevier PLC and Reed Elsevier NV
- ● Remuneration Committee: Reed Elsevier Group plc
- ◆ Corporate Governance Committee: joint Reed Elsevier PLC and Reed Elsevier NV

All of the executive directors are directors of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV.

Mrs Dien de Boer-Kruyt is a member of the supervisory board of Reed Elsevier NV. All of the other non-executive directors are directors of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV.

Structure

Equalisation arrangements
Under the equalisation arrangements entered into on the merger of Reed Elsevier PLC's and Reed Elsevier NV's businesses in 1993, Reed Elsevier PLC shareholders have a 52.9% economic interest in Reed Elsevier, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in the two companies enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares. The boards of the two parent companies have agreed, other than in special circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit), based on the equalisation ratio.

Corporate governance

Compliance with codes of best practice
The boards of Reed Elsevier PLC and Reed Elsevier NV support the principles and provisions of corporate governance set out in the Combined Code on Corporate Governance issued in July 2003 (the UK Code), including the revised Turnbull guidance issued in October 2005, and the Dutch Corporate Governance Code issued in December 2003 (the Dutch Code). Other than as explained in the Reed Elsevier Annual Reports and Financial Statements 2006, Reed Elsevier PLC, which has its primary listing on the London Stock Exchange, and Reed Elsevier NV, which has its primary listing on Euronext in Amsterdam, have complied throughout the period under review with the UK Code and the Dutch Code respectively.

Boards
The boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV each comprise a balance of executive and non-executive directors who bring a wide range of skills and experience to the deliberations of the boards.

Biographical information in respect of the current members of the Reed Elsevier PLC and Reed Elsevier NV boards appears on page 27. The non-executive directors meet on an annual basis to review the performance of individual directors and the functioning and constitution of the boards as a whole.

At the Reed Elsevier PLC Annual General Meeting to be held on 17 April 2007, Messrs Armour, Engstrom, Hommen and Stomberg and Lord Sharman will retire by rotation. Mr van Lede will retire at the conclusion of the Annual General Meeting and a resolution to appoint Robert Polet as a Non-Executive Director will be submitted to the meeting. The Nominations Committee has recommended to the Board the re-appointment of the respective directors and the appointment of Mr Polet. Being eligible, they will each offer themselves for election.

At the Reed Elsevier NV Annual General Meeting to be held on 18 April 2007, Messrs Hommen and Stomberg and Lord Sharman will retire by rotation as members of the Supervisory Board. Mr van Lede will retire as a member of the Supervisory Board at the conclusion of the Annual General Meeting and a resolution to appoint Mr Robert Polet as a member of the Supervisory Board will be submitted to the meeting. Messrs Armour and Engstrom will retire by rotation as members of the Executive Board. The Nominations Committee has recommended to the Combined Board the re-appointment of the respective directors and the appointment of Mr Polet. Being eligible, they will each offer themselves for election.

Committees
In accordance with the principles of good corporate governance, the boards have established Audit, Nominations, Remuneration and Corporate Governance Committees.

A report of the Audit Committees is included in the Reed Elsevier Annual Reports and Financial Statements 2006.

Internal control
The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. The board of Reed Elsevier Group plc is responsible for the system of internal control of the publishing and information businesses, while the boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating and managing the significant risks faced by their respective businesses. This process has been in place throughout the year ended 31 December 2006 and up to the date of the approvals of the Annual Reports and Financial Statements 2006.

As part of the year end procedures, the boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV review the effectiveness of the systems of internal control and risk management during the last financial year. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

In accordance with the Dutch Code, the boards have confirmed, subject to the above, that the respective risk management and control systems as regards financial reporting risks provide reasonable assurance that the financial reporting does not contain material inaccuracies and have functioned properly during the year.

Going concern
The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

Summary financial statements

Introduction

The summary financial statements which follow are a summary of information contained in the Reed Elsevier Annual Reports and Financial Statements 2006. They do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Reed Elsevier businesses and the parent companies as would be provided by the full financial statements. Shareholders who wish to receive, free of charge, a copy of the Reed Elsevier Annual Reports and Financial Statements for the year ended 31 December 2006, or future Annual Reports, should write to the registered offices of either Reed Elsevier PLC at 1-3 Strand, London WC2N 5JR, UK or Reed Elsevier NV at Radarweg 29, 1043 Amsterdam, The Netherlands. The Reed Elsevier combined financial statements are also available on the Reed Elsevier website, www.reedelsevier.com.

Summary report of the directors

Information relating to a review of the activities of Reed Elsevier and of future developments in the business is given in the Chairman and Chief Executive's report on pages 4 to 7, the summary business overview on pages 16 to 19 and the Chief Financial Officer's report on pages 20 to 22.

The Reed Elsevier directors who served during the year and their respective remuneration are shown in the summary directors' remuneration report on pages 37 to 41.

Details of dividends paid and proposed are given for Reed Elsevier PLC on page 32 and for Reed Elsevier NV on page 34.

Basis of preparation

The Reed Elsevier combined financial statements encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the combined businesses).

The Reed Elsevier PLC summary financial information reflects its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The Reed Elsevier NV summary financial information reflects its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% equity interest in Reed Elsevier NV.

The summary financial statements include adjusted figures for profit and cash flows. These figures are used by Reed Elsevier as additional performance measures. Adjusted profit figures are shown before the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profits are also grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure, but before payments in relation to acquisition integration costs.

Reed Elsevier combined businesses

Summary combined income statement

For the year ended 31 December	2006 £m	2005 £m	2006 €m	2005 €m
Revenue	**5,398**	5,166	**7,935**	7,542
Operating profit before joint ventures	**862**	823	**1,267**	1,202
Share of results of joint ventures	**18**	16	**27**	23
Operating profit	**880**	839	**1,294**	1,225
Net finance costs	**(158)**	(140)	**(233)**	(204)
Disposals and other non operating items	**(1)**	2	**(1)**	2
Profit before tax	**721**	701	**1,060**	1,023
Taxation	**(96)**	(237)	**(141)**	(346)
Net profit for the year	**625**	464	**919**	677
Attributable to:				
Parent companies' shareholders	**623**	462	**916**	675
Minority interests	**2**	2	**3**	2
Net profit for the year	**625**	464	**919**	677

Summary combined statement of recognised income and expense

For the year ended 31 December	2006 £m	2005 £m	2006 €m	2005 €m
Net profit for the year	**625**	464	**919**	677
Net (expense)/income recognised directly in equity	**(108)**	133	**(101)**	277
Transfer to net profit from hedge reserve (net of tax)	**(5)**	(19)	**(7)**	(28)
Total recognised income and expense for the year	**512**	578	**811**	926

Summary combined cash flow statement

For the year ended 31 December	2006 £m	2005 £m	2006 €m	2005 €m
Net cash from operating activities	**974**	910	**1,432**	1,329
Net cash used in investing activities	**(302)**	(455)	**(444)**	(665)
Net cash used in financing activities	**(433)**	(389)	**(637)**	(568)
Increase in cash and cash equivalents	**239**	66	**351**	96
Exchange translation differences	**(16)**	5	**(9)**	19
At start of year	**296**	225	**432**	317
At end of year	**519**	296	**774**	432

Adjusted figures

For the year ended 31 December	2006 £m	2005 £m	2006 €m	2005 €m
Adjusted operating profit	**1,210**	1,142	**1,779**	1,667
Adjusted profit before tax	**1,052**	1,002	**1,546**	1,463
Adjusted profit attributable to parent companies' shareholders	**796**	754	**1,170**	1,101
Adjusted operating cash flow	**1,152**	1,080	**1,693**	1,577

Reed Elsevier combined businesses
Summary combined balance sheet

As at 31 December	2006 £m	2005 £m	2006 €m	2005 €m
Non-current assets	**5,937**	6,704	**8,846**	9,787
Current assets	**2,595**	2,363	**3,867**	3,450
Assets held for sale	**–**	60	**–**	88
Total assets	**8,532**	9,127	**12,713**	13,325
Current liabilities	**3,334**	3,438	**4,968**	5,020
Non-current liabilities	**3,219**	3,693	**4,796**	5,391
Liabilities associated with assets held for sale	**–**	11	**–**	16
Total liabilities	**6,553**	7,142	**9,764**	10,427
Net assets	**1,979**	1,985	**2,949**	2,898
Combined shareholders' equity	**1,966**	1,970	**2,929**	2,876
Minority interests	**13**	15	**20**	22
Total equity	**1,979**	1,985	**2,949**	2,898

Adjusted figures

For the year ended 31 December	2006 £m	2005 £m	2006 €m	2005 €m
Operating profit	**880**	839	**1,294**	1,225
Adjustments:				
Amortisation of acquired intangible assets	**297**	276	**436**	403
Acquisition integration costs	**23**	21	**34**	30
Reclassification of tax in joint ventures	**10**	6	**15**	9
Adjusted operating profit	**1,210**	1,142	**1,779**	1,667
Profit before tax	**721**	701	**1,060**	1,023
Adjustments:				
Amortisation of acquired intangible assets	**297**	276	**436**	403
Acquisition integration costs	**23**	21	**34**	30
Reclassification of tax in joint ventures	**10**	6	**15**	9
Disposals and other non operating items	**1**	(2)	**1**	(2)
Adjusted profit before tax	**1,052**	1,002	**1,546**	1,463
Profit attributable to parent companies' shareholders	**623**	462	**916**	675
Adjustments (post tax):				
Amortisation of acquired intangible assets	**324**	310	**476**	452
Acquisition integration costs	**16**	17	**24**	24
Disposals and other non operating items	**(64)**	(2)	**(95)**	(2)
Deferred tax not expected to crystallise in the near term:				
Unrealised exchange differences on long term inter affiliate lending	**(22)**	44	**(32)**	64
Acquired intangible assets	**(87)**	(65)	**(128)**	(95)
Other	**6**	(12)	**9**	(17)
Adjusted profit attributable to parent companies' shareholders	**796**	754	**1,170**	1,101
Cash generated from operations	**1,304**	1,223	**1,917**	1,786
Dividends received from joint ventures	**16**	16	**24**	23
Purchases of property, plant and equipment	**(88)**	(93)	**(129)**	(136)
Proceeds on disposals of property, plant and equipment	**2**	8	**3**	12
Expenditure on internally developed intangible assets	**(108)**	(102)	**(159)**	(149)
Payments in relation to acquisition integration costs	**26**	28	**37**	41
Adjusted operating cash flow	**1,152**	1,080	**1,693**	1,577

Reed Elsevier PLC
Summary consolidated income statement

For the year ended 31 December	2006 £m	2005 £m
Administrative expenses	**(2)**	(2)
Effect of tax credit equalisation on distributed earnings	**(10)**	(9)
Share of results of joint ventures	**343**	252
Operating profit	**331**	241
Finance (charges)/income	**(3)**	1
Profit before tax	**328**	242
Taxation	**(8)**	(7)
Profit attributable to ordinary shareholders	**320**	235

Earnings per ordinary share (EPS)

For the year ended 31 December	2006 pence	2005 pence
Basic EPS	**25.6p**	18.6p
Diluted EPS	**25.3p**	18.4p
Adjusted EPS	**33.6p**	31.5p

Dividends

Reed Elsevier PLC has declared and paid dividends in the year of 10.7p per ordinary share in respect of the prior year final dividend (2005: 9.6p) and 4.1p per ordinary share in respect of the 2006 interim dividend (2005: 3.7p). The total cost of dividends declared and paid in 2006 was £186m (2005: £168m). The directors of Reed Elsevier PLC have proposed a final dividend for the 2006 financial year of 11.8p per ordinary share (2005: 10.7p), which together with the interim dividend gives a total dividend for the year of 15.9p (2005: 14.4p). The cost of the final dividend, if approved by shareholders, is expected to be £148m. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. An equalisation adjustment equalises the benefit of the UK tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Summary consolidated statement of recognised income and expense

For the year ended 31 December	2006 £m	2005 £m
Profit attributable to ordinary shareholders	**320**	235
Share of joint ventures' net (expense)/income recognised directly in equity	**(57)**	71
Share of joint ventures' transfer to net profit from hedge reserve	**(3)**	(10)
Total recognised income and expense for the year	**260**	296

Reed Elsevier PLC
Summary consolidated cash flow statement

For the year ended 31 December	2006 £m	2005 £m
Cash used by operations	**(2)**	(2)
Interest (paid)/received	**(3)**	1
Tax paid	**(6)**	(8)
Dividends received from joint ventures	**596**	168
Equity dividends paid	**(186)**	(168)
Proceeds on issue of ordinary shares	**47**	14
Purchase of treasury shares	**(112)**	–
Increase in net funding balances due from joint ventures	**(334)**	(5)
Movements in cash and cash equivalents	**–**	–

Summary consolidated balance sheet

As at 31 December	2006 £m	2005 £m
Non-current assets: Investments in joint ventures	**156**	490
Current assets: Amounts due from joint ventures	**934**	600
Total assets	**1,090**	1,090
Current liabilities	**50**	12
Non-current liabilities: Amounts owed to joint ventures	**–**	36
Total liabilities	**50**	48
Net assets	**1,040**	1,042
Total equity	**1,040**	1,042

The consolidated balance sheet of Reed Elsevier PLC reflects its shareholders' 52.9% economic interest in the net assets less minority interests of the Reed Elsevier combined businesses.

Approved by the Board of Directors, 14 February 2007.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Reed Elsevier NV
Summary consolidated income statement

For the year ended 31 December	2006 €m	2005 €m
Administrative expenses	**(3)**	(3)
Share of results of joint ventures	**455**	339
Operating profit	**452**	336
Finance income	**7**	2
Profit before tax	**459**	338
Taxation	**(1)**	–
Profit attributable to ordinary shareholders	**458**	338

Earnings per ordinary share (EPS)

For the year ended 31 December	2006	2005
Basic EPS	**€0.59**	€0.43
Diluted EPS	**€0.59**	€0.43
Adjusted EPS	**€0.76**	€0.70

Dividends

Reed Elsevier NV has declared and paid dividends in the year of €0.267 per ordinary share in respect of the prior year final dividend (2005: €0.240) and €0.102 per ordinary share in respect of the 2006 interim dividend (2005: €0.092). The total cost of dividends declared and paid in 2006 was €272m (2005: €245m). The directors of Reed Elsevier NV have proposed a final dividend of €0.304 per ordinary share (2005: €0.267), which together with the interim dividend gives a total dividend for the year of €0.406 (2005: €0.359). The cost of the final dividend, if approved by shareholders, is expected to be €223m. Dividends paid to Reed Elsevier NV and Reed Elsevier PLC shareholders, other than in special circumstances, are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Summary consolidated statement of recognised income and expense

For the year ended 31 December	2006 €m	2005 €m
Profit attributable to ordinary shareholders	**458**	338
Share of joint ventures' net (expense)/income recognised directly in equity	**(50)**	138
Share of joint ventures' transfer to net profit from hedge reserve	**(4)**	(14)
Total recognised income and expense for the year	**404**	462

Reed Elsevier NV

Summary consolidated cash flow statement

For the year ended 31 December	2006 €m	2005 €m
Cash used by operations	**(3)**	(5)
Interest received	**12**	1
Tax (paid)/received	**(1)**	2
Dividends received from joint ventures	**1,111**	189
Equity dividends paid	**(272)**	(245)
Proceeds on issue of ordinary shares	**68**	18
Purchase of treasury shares	**(156)**	–
(Increase)/decrease in net funding balances due from joint ventures	**(612)**	16
Increase/(decrease) in cash and cash equivalents	**147**	(24)

Summary consolidated balance sheet

As at 31 December	2006 €m	2005 €m
Non-current assets: Investments in joint ventures	**760**	1,487
Amounts due from joint ventures	**629**	22
Other current assets	**148**	1
Current assets	**777**	23
Total assets	**1,537**	1,510
Current liabilities	**72**	72
Total liabilities	**72**	72
Net assets	**1,465**	1,438
Total equity	**1,465**	1,438

The consolidated balance sheet of Reed Elsevier NV reflects its shareholders' 50% economic interest in the net assets less minority interests of the Reed Elsevier combined businesses.

Approved by the Combined Board of Directors, 14 February 2007.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Independent auditors' statement to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV

We have examined the summary financial statements of the Reed Elsevier combined businesses, and of Reed Elsevier PLC and Reed Elsevier NV which comprise the summary income statements, summary statements of recognised income and expense, summary cash flow statements, summary balance sheets and additionally in respect of Reed Elsevier PLC and Reed Elsevier NV, the earnings per share and dividend notes and summary directors' remuneration report and, in respect of the Reed Elsevier combined businesses, a reconciliation of reported to adjusted figures.

Our work has been undertaken so that we might state to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV, and the members of Reed Elsevier PLC as a body and shareholders of Reed Elsevier NV as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Annual Review and Summary Financial Statements in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements within the Annual Review and Summary Financial Statements with the full annual financial statements, the directors' reports and the directors' remuneration report and, in respect of Reed Elsevier PLC, its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We report whether the auditors' opinion on the full annual accounts was unqualified or qualified. We also read the other information contained in the Annual Review and Summary Financial Statements and consider the implications for our report if we become aware of any apparent mis-statements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with bulletin 1999/6 "The Auditors' Statement on the Summary Financial Statement" issued by the United Kingdom Auditing Practices Board.

Opinion

In our opinion, the summary financial statements are consistent with the full financial statements of the Reed Elsevier combined businesses and with the full financial statements, directors' reports and summary directors' remuneration report for Reed Elsevier PLC and Reed Elsevier NV for the year ended 31 December 2006 and, in respect of Reed Elsevier PLC, comply with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.
The auditors' reports on the annual accounts of the Reed Elsevier combined businesses, of Reed Elsevier PLC and Reed Elsevier NV were unqualified.

Deloitte & Touche LLP
Chartered Accountants
and Registered Auditors
London
14 February 2007

Deloitte Accountants B.V.
J.P.M. Hopmans
Amsterdam
14 February 2007

Summary directors' remuneration report

This is a summary of the full remuneration report prepared by the Remuneration Committee (the Committee) of Reed Elsevier Group plc and approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV. The full report, which complies with the UK Directors' Remuneration Report Regulations 2002 (the UK Regulations) is contained in the Reed Elsevier Annual Reports and Financial Statements 2006. It is also available on the Reed Elsevier website www.reedelsevier.com.

Executive directors

The remuneration of executive directors is determined by the Remuneration Committee which, throughout 2006, consisted wholly of independent non-executive directors: Rolf Stomberg ("Chairman"), Mark Elliott, Cees van Lede and, with effect from 24 July 2006, the Reed Elsevier Chairman, Jan Hommen, whose appointment is in line with the revision to the UK Combined Code.

The remuneration policy has been designed to meet the needs of a group of global business divisions, each of which operates internationally by line of business. In order to support this business structure, it is essential to have a remuneration policy which:

→ aids the attraction and retention of the best executive talent from anywhere in the world; and

→ underpins Reed Elsevier's demanding performance standards.

The challenges and demands created by the need for global market competitiveness as well as for internal consistency have led the Committee to apply a common and consistent set of standards to the design and operation of its incentive plans, including the level of incentive opportunity.

The Committee believes that in order to meet its remuneration objectives, the remuneration of executive directors should comprise a balance between fixed and variable (performance-related) pay elements with the greater proportion of potential reward being linked to performance. For superior performance, some 60% of each director's total target remuneration is performance-related.

The Committee regularly reviews remuneration policy to ensure that it is sufficiently flexible to take account both of future changes in Reed Elsevier's business operations and environment and of key developments in remuneration practice. Consequently, the policy set out in this report has applied during 2006 and will apply in 2007 subject to any necessary changes.

Remuneration objectives

The principal objectives of the policy are to attract and motivate executives of the highest calibre and experience, who are capable of shaping and executing strategy and delivering shareholder value in a competitive and increasingly global employment market. The Committee believes that this requires the following:

→ A pay and benefits package which is competitive with packages offered by other leading multinational companies operating in global markets, i.e. one which provides upper quartile total remuneration for the sustained delivery of superior levels of performance.

→ A reward structure that links individual performance, company performance and share price performance so as to align the interests of the directors with those of Reed Elsevier as a whole and its shareholders.

→ An approach to performance management that stimulates enhanced performance by directors, recognises their individual contribution to the attainment of our short- and longer-term results and also encourages the teamwork which is essential to achieve the long term strategic objectives.

The Committee believes that the main driver of long term shareholder value is sustained growth in profitability. In relation to shareholders, the primary measure of profitability is growth in adjusted earnings per share which is supported, at an operational level, by the measures of revenue growth, profitability, cash generation and return on invested capital. In addition, recognising shareholders' preference for longer term incentive arrangements to include a performance measure based on shareholder return, a further measure of total shareholder return relative to a focused peer group applies to awards made under the LTIS from 2006. These measures are integrated into our reward structure. In all cases payments are made against a sliding scale of performance achievement, since this is the most direct way to link pay with performance.

The variable pay elements of remuneration include an annual incentive plan (AIP) and longer term incentives, namely the bonus investment plan (BIP), the long term incentive (LTIS) and executive share options (ESOS).

Remuneration in practice

The Committee's practice is to review the market competitiveness of base salary on the following basis:

→ UK-based directors against FTSE 50 companies (excluding financial services); and

→ US-based directors (or directors on US-market based reward packages) against US media industry companies.

Annual incentive plan (AIP)

→ Based on achievement of financial performance targets set against the critical measures of revenue growth, profit, cash generation and key performance objectives (KPOs).

→ For 2007, payment against each financial performance measure will only commence if a threshold of 97.5% of the target is achieved (for 2006 this was 94%).

→ Directors have a target bonus opportunity of 90% of salary, which is payable for the achievement of highly stretching financial targets, (which align with the annual budget and the parent companies' minimum 10% constant currency adjusted EPS objective), and for outstanding performance against KPOs. For 2007, a maximum of 150% of salary could be paid for exceptional performance (for 2006 this was 110%). All targets are approved by the Committee at the beginning of the year.

Bonus investment plan (BIP)

→ Designed to encourage increased personal shareholding by the participant.

→ Directors and other designated key senior executives may invest up to half of any payment they receive under the AIP in shares of Reed Elsevier PLC or Reed Elsevier NV.

→ Subject to continued employment, and to their retaining these investment shares during a three-year performance period, they will be awarded an equivalent number of matching shares.

→ The award of matching shares is dependent on the achievement of a performance condition. In 2006, this was the achievement of at least 6% per annum adjusted EPS growth at constant currencies.

Executive share options (ESOS)

→ Annual grants of options are made over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price at date of grant.

→ The standard performance condition, which governs the size of grant for all participants, relates to the compound annual growth in adjusted EPS at constant currencies over the three years prior to grant. The Target Grant Pool for all participants is defined with reference to share usage during the base year of 2003, as follows:

Adjusted EPS growth (constant currencies) per annum	Target Grant Pool (as a % of 2003 Grant)
Less than 6%	50%
6% or more	75%
8% or more	100%
10% or more	125%
12% or more	150%

→ The awards made to executive directors are subject to an annual maximum of three times base salary.

→ On vesting a further performance condition is applied such that the compound growth in adjusted EPS at constant currencies during the three years following grant must be at least 6% per annum. There is no retesting of the performance condition.

Long term incentive (LTIS)

In line with its previous commitment to shareholders the Committee reviewed the operation of the LTIS in 2006 and shareholders approved changes to its operation which apply to awards made from 2006.

→ All executive directors will be eligible to receive an annual grant of performance shares with a target value of 135% of salary.

→ In addition to achieving a demanding EPS performance target over a three year period, an additional TSR performance target over the same three year period is also applied.

The effect of the combination of these two measures is shown in the following table, which sets out the potential payment as a percentage of the initial target award:

LTIS Performance Schedule

	TSR Ranking			
Adjusted EPS growth (constant currencies) per annum	Below median	Median	62.5 percentile	Upper quartile
Below 8%	0%	0%	0%	0%
8%	28%	35%	42%	49%
10%	80%	100%	120%	140%
12% and over	108%	135%	162%	189%

The Committee considers this performance condition to be tougher than normal UK practice because the TSR element can improve the reward to participants if, but only if, the adjusted EPS test has first been achieved.

The Committee has full discretion to reduce or cancel awards granted to participants based on its assessment as to whether the EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in inflation as well as individual performance.

The awards under the LTIS, agreed with shareholders in 2003 and which cover the period from 2004 to 2006, have been approved by the Remuneration Committee at close to their target level. Further details of these awards can be seen in the full Directors' Remuneration Report on pages 39 and 40 of the Reed Elsevier Annual Reports and Financial Statements 2006.

Shareholding requirement

Participants in the LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. Following shareholders' approval of the revised terms of the LTIS at the 2006 AGMs, the shareholding requirement for the Chief Executive Officer is now three times salary (previously 1.5 times salary) and for other executive directors is two times salary (previously 1.5 times salary). These increased shareholding requirements must be met by February 2009 at the latest.

Service contracts

Executive directors are employed under service contracts which generally provide for one year's notice and neither specify a pre-determined level of severance payment nor contain specific provisions in respect of change in control. The service contracts for executive directors (and for approximately 130 other senior executives) contain detailed non-compete and non-solicitation provisions and (in certain circumstances) require the repayment of gains made under long term incentive plans.

Non-executive directors

Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the board of a dual-listed global business and with a balance of personal skills which will make a major contribution to the boards and their committee structures. Non-executive directors, including the Chairman, serve under letters of appointment, do not have contracts of service and are not entitled to notice of, or payments following, termination. Non-executive directors receive one annual fee in respect of their memberships of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc and do not receive any performance related bonuses, pension provisions, share options or other forms of benefit. Fees were last reviewed with effect from 1 May 2003.

Summary of directors' emoluments

A summary of the emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) is shown below.

	Salary/ Fees	Benefits	Bonus	**Total 2006**	Total 2005 £
G J A van de Aast	503,946	18,795	538,862	**1,061,603**	855,203
M H Armour	561,750	21,765	488,790	**1,072,305**	1,029,361
Sir Crispin Davis	1,081,600	39,048	919,360	**2,040,008**	1,991,516
E Engstrom	593,478	18,661	541,341	**1,153,480**	1,050,436
A Prozes	604,783	16,857	572,282	**1,193,922**	1,148,440
P Tierney	582,174	10,445	212,843	**805,462**	755,878
G J de Boer-Kruyt	22,993	–	–	**22,993**	23,151
J F Brock (until 28 April 2005)	–	–	–	**–**	11,130
M W Elliott	45,000	–	–	**45,000**	45,000
J Hommen (from 27 April 2005)	238,095	–	–	**238,095**	159,817
L Hook (from 19 April 2006)	30,000	–	–	**30,000**	–
C J A van Lede	44,218	–	–	**44,218**	44,521
D E Reid	45,000	–	–	**45,000**	45,000
Lord Sharman of Redlynch	52,000	–	–	**52,000**	52,000
R W H Stomberg	52,381	–	–	**52,381**	52,740
M Tabaksblat (until 28 April 2005)	–	–	–	**–**	47,945
S Zelnick (from 27 April 2005)	45,000	–	–	**45,000**	33,750
Total	4,502,418	125,571	3,273,478	**7,901,467**	7,345,888

Benefits principally comprise the provision of a company car, medical insurance and life assurance.

Sir Crispin Davis was the highest paid director in 2006. Bonus investment shares vested over 22,731 Reed Elsevier PLC shares and 16,115 Reed Elsevier NV shares during the year. The notional gain on the vestings amounted to £252,260 (2005: £9,576).

Five executive directors participate in relevant Reed Elsevier pension schemes either in the UK (Sir Crispin Davis, M H Armour and G J A van de Aast) or in the US (A Prozes and P Tierney). E Engstrom is not a member of a company pension scheme and Reed Elsevier made a contribution to his personal retirement account. Total pension contributions made during the year on behalf of directors amounted to £139,113 (2005: £134,753).

Pension payments made during the year to a former director amounted to £221,140 (2005: £223,570).

Summary of interests in shares

Options and restricted shares held by directors in Reed Elsevier PLC and Reed Elsevier NV at the beginning and end of the year are shown below. There have been no changes in the options or restricted shares held by directors since 31 December 2006.

	Reed Elsevier PLC				Reed Elsevier NV			
	1 January 2006	Granted during the year[i]	Exercised/ lapsed during the year[ii]	31 December 2006	1 January 2006	Granted during the year[i]	Exercised during the year[ii]	31 December 2006
G J A van de Aast								
– Executive Options	485,841	127,662	81,728[iii]	531,775	338,187	85,775	58,191[iii]	365,771
– Bonus Investment Shares	31,217	18,633		49,850	38,404	12,311	12,057[iv]	38,658
– LTIS Options	229,087			229,087	157,309			157,309
– LTIS Shares	104,130	70,364		174,494	71,504	46,332		117,836
M H Armour								
– Executive Options	817,564	158,836	30,000[v]	946,400	462,208	106,720		568,928
– Bonus Investment Shares	52,413	21,653	11,327	62,739	35,970	14,306	8,030	42,246
– LTIS Options	284,437			284,437	195,317			195,317
– LTIS Shares	129,289	75,075		204,364	88,780	49,434		138,214
– SAYE Options	4,329			4,329				
Sir Crispin Davis								
– Executive Options	1,571,338	305,824		1,877,162	1,061,672	205,480		1,267,152
– Bonus Investment Shares	148,327	42,092	22,731[vi]	167,688	42,536	27,810	16,115[vi]	54,231
– LTIS Options	559,722			559,722	384,349			384,349
– LTIS Shares	254,419	144,550		398,969	174,704	95,181		269,885
– SAYE Options	–	3,793		3,793				
E Engstrom								
– Executive Options	217,977	178,895		396,872	149,278	120,198		269,476
– Bonus Investment Shares	14,020			14,020		29,442		29,442
– LTIS Options	318,398			318,398	220,090			220,090
– LTIS Shares	144,726	82,092		226,818	100,040	54,055		154,095
– Restricted Shares	77,186		38,593[vii]	38,593	53,354		26,677[vii]	26,677
A Prozes								
– Executive Options	825,113	182,303		1,007,416	574,756	122,487		697,243
– Bonus Investment Shares	63,900	26,400	20,040[viii]	70,260	44,686	17,636	14,552[viii]	47,770
– LTIS Options	298,221			298,221	204,782			204,782
– LTIS Shares	135,555	83,656		219,211	93,083	55,085		148,168
P Tierney								
– Executive Options	713,609	175,488	25,000[ix]	864,097	499,369	117,908	16,000[ix]	601,277
– Bonus Investment Shares	43,728	8,124		51,852	30,052	5,426		35,478
– LTIS Options	298,221			298,221	204,782			204,782
– LTIS Shares	135,555	80,528		216,083	93,083	53,025		146,108

(i) Option grants made during the year under the Executive Scheme were at an option price of 530.5p for Reed Elsevier PLC shares and €11.47 for Reed Elsevier NV shares. Conditional share awards under the Bonus Investment Plan and LTIS were at a nil exercise price.
(ii) Option exercises during the year were at option prices of 451.5p (Reed Elsevier PLC Executive Options), €9.34 (Reed Elsevier NV Executive Options) and nil for Reed Elsevier PLC and Reed Elsevier NV Bonus Investment Shares and Restricted Shares.
(iii) Retained an interest in 9,652 Reed Elsevier PLC shares and 7,411 Reed Elsevier NV shares.
(iv) Retained an interest in 7,836 Reed Elsevier NV shares.
(v) Options over 30,000 Reed Elsevier PLC shares at an option price of 585.25p lapsed unexercised.
(vi) Retained an interest in 13,666 Reed Elsevier PLC shares and 9,708 Reed Elsevier NV shares.
(vii) Retained an interest in 10,226 Reed Elsevier PLC shares and all of the Reed Elsevier NV shares.
(viii) Retained an interest in 13,244 Reed Elsevier PLC shares and 9,598 Reed Elsevier NV shares.
(ix) Retained an interest in all of the shares.

The aggregate notional pre-tax gain made by the directors on the exercise of Reed Elsevier PLC and Reed Elsevier NV share options and the vesting of conditional share awards during the year was £1,408,072 (2005: £471,482).

The interests of the directors of Reed Elsevier PLC and Reed Elsevier NV in the issued share capital of the respective companies at the beginning and end of the year are shown below. There have been no changes in the interests of the directors since 31 December 2006.

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	1 January 2006[i]	31 December 2006	1 January 2006[i]	31 December 2006
G J A van de Aast	18,600	39,169	35,445	57,941
M H Armour	99,321	112,007	38,727	47,150
G J de Boer-Kruyt	–	–	–	–
Sir Crispin Davis	528,847	567,174	298,261	324,344
M W Elliott	–	–	–	–
E Engstrom	19,253	29,479	26,678	73,415
J Hommen	–	–	–	–
L Hook	–	–	–	–
C J A van Lede	–	–	11,100	–
A Prozes	91,444	123,740	73,632	95,954
D E Reid	–	–	–	–
Lord Sharman of Redlynch	–	–	–	–
R W H Stomberg	–	–	–	–
P Tierney	42,440	72,212	28,902	48,090
S Zelnick	–	–	–	–

(i) Or date of appointment as a director, if subsequent to 1 January 2006.

TSR graphs

The following graphs show the Reed Elsevier PLC and Reed Elsevier NV total shareholder return performance, assuming dividends were reinvested. They compare the Reed Elsevier PLC performance with that achieved by the FTSE 100, and the Reed Elsevier NV performance with the performance achieved by the Euronext Amsterdam (AEX) Index, over the five year period from 2002–2006.

For the five year period since 1 January 2002, the TSR for Reed Elsevier PLC was 11%, against a FTSE 100 return of 39%. For Reed Elsevier NV during the same period, TSR was 14%, against an AEX Index return of 16%. As Reed Elsevier PLC and Reed Elsevier NV are members of the FTSE 100 and AEX Index respectively, the Committee considers these indices to be appropriate for comparison purposes.

Reed Elsevier PLC total shareholder return
v FTSE 100 2002–2006


140
130
120
110
100
90
80
70
FTSE 100
Reed Elsevier PLC
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

Reed Elsevier NV total shareholder return
v AEX Index 2002–2006


140
130
120
110
100
90
80
70
Reed Elsevier NV
AEX Index
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

For the seven year period since 1 January 2000, being the period since Reed Elsevier set out its investment led growth strategy, the TSR for Reed Elsevier PLC was 58%, significantly outperforming the FTSE 100 which showed a return of 14%. For Reed Elsevier NV, in the same seven year period TSR was 47%, also significantly outperforming the AEX Index which showed a negative return of 4%.

Reed Elsevier PLC total shareholder return
v FTSE 100 2000–2006


170
160
150
140
130
120
110
100
90
80
70
60
50
Reed Elsevier PLC
FTSE 100
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

Reed Elsevier NV total shareholder return
v AEX Index 2000–2006


170
160
150
140
130
120
110
100
90
80
70
60
50
Reed Elsevier NV
AEX Index
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

The total shareholder return set out above is calculated on the basis of the average share price in the 30 trading days prior to the respective year ends and on the assumption that dividends were reinvested.

Investor information

Annual Reports and Financial Statements
The full Annual Reports and Financial Statements for the Reed Elsevier combined businesses, including Reed Elsevier PLC and Reed Elsevier NV, for the year ended 31 December 2006 are available on the Reed Elsevier website, or from the registered offices of the respective companies shown on page 45. Additional financial information is also available on the Reed Elsevier website, including Interim and Preliminary Results announcements and presentations.

Share price information
Reed Elsevier PLC's ordinary shares are quoted on the London Stock Exchange.

Reed Elsevier NV's ordinary shares are quoted on the Euronext Stock Exchange in Amsterdam.

The Reed Elsevier PLC and Reed Elsevier NV ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs).

The Reed Elsevier PLC and Reed Elsevier NV ordinary share prices and the ADR prices may be obtained from the Reed Elsevier website and from the financial pages of many newspapers.

Information for Reed Elsevier PLC ordinary shareholders

Shareholder services
The Reed Elsevier PLC ordinary share register is administered by Lloyds TSB Registrars. Enquiries concerning ordinary shareholdings in Reed Elsevier PLC and notification of change of personal details should be referred to Lloyds TSB Registrars at the address shown on page 45.

Electronic communications
Reed Elsevier PLC has given e-mail notification, to those shareholders who have requested it, of the availability on the Reed Elsevier website of this Annual Review and Summary Financial Statements, the Annual Reports and Financial Statements and the Notice of Annual General Meeting. The Reed Elsevier website contains a link to enable shareholders to register for future electronic communications, view details of their shareholding or appoint electronically a proxy to vote on their behalf on any poll at the forthcoming Annual General Meeting.

Shareholders who have not registered for electronic communications can do so online at www.shareview.com, quoting their shareholder account number, which appears on their dividend tax voucher. Shareholders who hold their Reed Elsevier PLC shares through CREST may appoint proxies through the CREST electronic proxy appointment service for the forthcoming Annual General Meeting by using the procedures described in the CREST manual.

Dividends
Dividends on Reed Elsevier PLC ordinary shares are paid in sterling. Shareholders can arrange to have their dividends paid directly into a bank or building society account. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures the account is credited on the dividend payment date.

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme can be obtained from the ShareGift website (www.sharegift.org) or by telephoning ShareGift on 020 7337 0501.

Share dealing service
A telephone and internet dealing service is available through Lloyds TSB Registrars, which provides a simple way for UK-resident shareholders to buy or sell Reed Elsevier PLC shares. For telephone dealing call 0870 850 0852 between 8.00am and 4.30pm, Monday to Friday, and for internet dealing log on to www.shareview.co.uk/dealing. You will need your shareholder account number shown on your dividend tax voucher.

Individual savings accounts (ISA)
Lloyds TSB Bank plc can provide a single company ISA for Reed Elsevier PLC shares. Details of this ISA, which is only available to UK-resident shareholders, may be obtained from Lloyds TSB Registrars by writing to them at the address shown on page 45, or by calling their ISA helpline on 0870 24 24 244.

Sub-division of ordinary shares
On 28 July 1986 each Reed Elsevier PLC £1 ordinary share was sub-divided into four ordinary shares of 25p each. Subsequently, on 2 May 1997 the 25p ordinary shares were sub-divided into two ordinary shares of 12.5p each.

Capital gains tax
The mid-market price of Reed Elsevier PLC's £1 ordinary shares on 31 March 1982 was 282p each which, when adjusted for the four for one sub-division in 1986 and the subsequent two for one sub-division in 1997, gives an equivalent amount of 35.25p for each 12.5p ordinary share.

Unsolicited mail
Reed Elsevier PLC, along with other publicly owned companies, is legally obliged to make its share register available to anyone who requests a copy.

Shareholders may receive unsolicited mail from organisations offering their services. To limit the receipt of such unsolicited mail, shareholders should contact the Mailing Preference Service (MPS) on 0845 703 4599, or online at www.mpsonline.org.uk, or by writing to MPS for a registration form at: Mailing Preference Service, FREEPOST 29 LON20771, London W1E 0ZT.

Shareholders may still, however, receive unsolicited mail from organisations that do not subscribe to the MPS service.

Warning about unsolicited investment contacts
Over the last year many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:

→ Make sure you get the correct name of the person and organisation.

→ Check that they are properly authorised by the Financial Services Authority before getting involved. You can check at www.fsa.gov.uk/register.

→ The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by calling their consumer helpline on 0845 606 1234, or emailing operationarchway@cityoflondon.pnn.police.uk.

→ Inform Lloyds TSB Registrars at the address shown on page 45. They are not able to investigate such incidents themselves but will record the details and pass them on to Reed Elsevier PLC and liaise with the FSA.

More detailed information on this or similar activity can be found on the FSA website www.fsa.gov.uk/consumer/.

Information for Reed Elsevier NV ordinary shareholders

Shareholder enquiries
Enquiries from holders of Reed Elsevier NV registered ordinary shares in relation to share transfers, dividends, change of address and bank accounts should be directed to the Company Secretary of Reed Elsevier NV, at the registered office address shown on page 45.

Dividend payments
Dividends on Reed Elsevier NV ordinary shares are paid in euros. Registered shareholders in Reed Elsevier NV will receive dividends from the company by transmission to the bank account which they have notified to the company. Dividends on shares in bearer form are paid through the intermediary of a bank or broker.

Sub-division of ordinary shares
On 24 April 1984 each Reed Elsevier NV Dfl 20 ordinary share was sub-divided into five ordinary shares of Dfl 4 each, and on 24 April 1987 each Dfl 4 ordinary share was sub-divided into four ordinary shares of Dfl 1 each. Subsequently, on 4 October 1994 each Dfl 1 ordinary share was sub-divided into 10 ordinary shares of Dfl 0.10 each. On 15 April 1999 the ordinary shares of Dfl 0.10 were redenominated as ordinary shares of €0.06.

Arrangements for Reed Elsevier NV shareholders
A Dutch language version of the Annual Review and Summary Financial Statements 2006 will be made available on the Reed Elsevier website. Copies of the Dutch language version can also be obtained from Reed Elsevier NV, at the registered office address shown on page 45.

Reed Elsevier NV has entered into arrangements with Stichting Communicatiekanaal Aandeelhouders (Shareholder Communication Channel Trustee) in the Netherlands, facilitating the communication with and between shareholders, particularly in connection with general meetings of shareholders. Under these arrangements, holders of Reed Elsevier NV bearer shares whose shares are held in the custody of a Dutch bank, and who have notified the intermediary authority appointed for these purposes of their interest, will receive written information from the company with a proxy form for their representation at general shareholders' meetings.

Information for Reed Elsevier PLC and Reed Elsevier NV ADR holders

The Reed Elsevier PLC and Reed Elsevier NV ADR Depositary is The Bank of New York. Reed Elsevier PLC's CUSIP number is 758205108 and its trading symbol is RUK. Each Reed Elsevier PLC ADR represents four Reed Elsevier PLC ordinary shares. Reed Elsevier NV's CUSIP number is 758204101 and its trading symbol is ENL. Each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.

ADR shareholder services
Enquiries concerning Reed Elsevier PLC or Reed Elsevier NV ADRs should be addressed to the ADR Depositary at the address shown on page 45.

Dividends
Dividend payments on Reed Elsevier PLC and Reed Elsevier NV ADRs are made in US dollars by the ADR Depositary.

Annual Report on Form 20-F
The Annual Report on Form 20-F for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV, is filed electronically with the United States Securities and Exchange Commission. A copy of Form 20-F is available on the Reed Elsevier website, or from the ADR Depositary at the address shown on page 45.

2007 financial calendar

15 February	**PLC** **NV**	Announcement of Preliminary Results for the year ended 31 December 2006
17 April	**PLC**	Annual General Meeting – Reed Elsevier PLC, Millennium Hotel, Grosvenor Square, London W1
17 April	**PLC** **NV**	Trading update issued in relation to the 2007 financial year
18 April	**PLC**	Ex-dividend date – 2006 final dividend, Reed Elsevier PLC ordinary shares and ADRs
18 April	**NV**	Annual General Meeting – Reed Elsevier NV, Hotel Okura, Ferdinand Bolstraat 333, 1072 LH Amsterdam
20 April	**PLC**	Record date – 2006 final dividend, Reed Elsevier PLC ordinary shares and ADRs
20 April	**NV**	Ex-dividend date – 2006 final dividend, Reed Elsevier NV ordinary shares and ADRs
24 April	**NV**	Record date – 2006 final dividend, Reed Elsevier NV ordinary shares and ADRs
11 May	**PLC** **NV**	Payment date – 2006 final dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
18 May	**PLC** **NV**	Payment date – 2006 final dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
26 July	**PLC** **NV**	Announcement of interim results for the six months to 30 June 2007
27 July	**NV**	Ex-dividend date – 2007 interim dividend, Reed Elsevier NV ordinary shares and ADRs
31 July	**NV**	Record date – 2007 interim dividend, Reed Elsevier NV ordinary shares and ADRs
01 August	**PLC**	Ex-dividend date – 2007 interim dividend, Reed Elsevier PLC ordinary shares and ADRs
03 August	**PLC**	Record date – 2007 interim dividend, Reed Elsevier PLC ordinary shares and ADRs
24 August	**PLC** **NV**	Payment date – 2007 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
31 August	**PLC** **NV**	Payment date – 2007 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
15 November	**PLC** **NV**	Trading update issued in relation to the 2007 financial year

The following tables set out dividends paid (or proposed) in relation to the three financial years 2004-2006.

Dividend period	Dividend per PLC ordinary share	Dividend per NV ordinary share	Payment date
Final for 2006	11.8p*	€0.304*	11 May 2007
Interim for 2006	4.1p	€0.102	25 August 2006
Final for 2005	10.7p	€0.267	12 May 2006
Interim for 2005	3.7p	€0.092	26 August 2005
Final for 2004	9.6p	€0.240	20 May 2005
Interim for 2004	3.4p	€0.090	03 September 2004

* Proposed dividend, to be submitted for approval at the respective Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2007.

Dividend period	Dividend per PLC ADR	Dividend per NV ADR	Payment date
Final for 2006	**	**	18 May 2007
Interim for 2006	$0.30897	$0.22122	01 September 2006
Final for 2005	$0.80613	$0.58058	19 May 2006
Interim for 2005	$0.26647	$0.19205	02 September 2005
Final for 2004	$0.70070	$0.51170	27 May 2005
Interim for 2004	$0.24100	$0.18470	13 September 2004

** Payment will be determined using the appropriate £/US$ and €/US$ exchange rate on 11 May 2007.

Contacts

Reed Elsevier PLC
1-3 Strand
London WC2N 5JR
United Kingdom
Tel: +44 (0) 20 7930 7077
Fax: +44 (0) 20 7166 5799

Reed Elsevier NV
Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0) 20 485 2222
Fax: +31 (0) 20 618 0325

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR
United Kingdom

Deloitte Accountants B.V.
Orlyplein 50
1043 DP Amsterdam
The Netherlands

Stockbrokers
JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA
United Kingdom

UBS Investment Bank
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

ABN AMRO Bank NV
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Reed Elsevier PLC and Reed Elsevie
NV ADR Depositary
The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York
NY10286-1258
USA
Tel: +1 888 269 2377
+1 212 815 3700 (outside the US
email: shareowners@bankofny.com
www.adrbny.com

Reed Elsevier PLC Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
United Kingdom
Tel: +44 (0) 870 600 3970 (UK callers
Tel: +44 121 415 7047 (non-UK calle
www.shareview.co.uk

For further investor information visit
www.reedelsevier.com

Designed and produced
by **35** Communications
Main photography: Andy Wilson
Board photography: Julian Calder
Printed in England by Greenaways

This report is printed on Revive 50:50 Silk, a 50% recycled paper manufactured with 25% de-inked post consumer waste, 25% unprinted pre-consumer waste and 50% virgin fibre. All pulps used are Elemental Chlorine Free (ECF) and the manufacturing mill is accredited with the ISO 14001 standard for environmental management. The mill, merchant and printer are FSC accredited.

The CO_2 emissions produced from the production and distribution of the Annual Review and Financial Statements 2006 have been neutralised through forestry and energy friendly projects around the world.

CarbonNeutral® publication

Forward looking statements
The Reed Elsevier Annual Review and Summary Financial Statements contain forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', and similar expressions identify forward looking statements. Factors which may cause future outcomes to diff from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier's markets; exchange rate fluctuations; customers' acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier intellectual property rights and internet communications; and the impact of technological change.

www.reedelsevier.com

Annual Reports and
Financial Statements 2006

Reed Elsevier

Chairman and Chief Executive's report

We have sharpened our strategic focus to best capitalise on the growing digital opportunities in our markets

In 2006 we made important progress. We continued to expand our authoritative content delivered through market leading brands; we invested behind a wide range of innovative new digital products; we achieved further significant efficiency gains across the business; and we saw a strong performance from recent acquisitions which are accelerating our progress

The 2006 financial results were encouraging, with good revenue growth and improved underlying margins. We have also delivered strong cash generation and higher returns on invested capital.

Additionally, we have sharpened our strategic focus to best capitalise on the growing digital opportunities in our markets. We believe we can derive the best returns on our brand franchises and digital investments by focusing on the Science, Medical, Legal and Business markets. We have accordingly announced the planned sale of our Harcourt Education division. It is our intention to return the net proceeds from the sale to our shareholders.

Business strategy

Looking forward, our strategy is focused on four priorities: delivering authoritative content through leading brands, driving online solutions, improving cost efficiency and selective portfolio development.



Our strategy is focused on four priorities: delivering authoritative content through leading brands, driving online solutions, improving cost efficiency and selective portfolio development

Delivering authoritative content through leading brands. We deliver authoritative, and to a great extent proprietary, content of the highest quality through market leading brands. In our publications and services our professional customers find the essential data, analysis and commentary to support their decisions. Editorial investment and selective acquisitions are generating new sources of content to widen the product offering to our customers, and to expand into new segments and geographic regions. As online information sources increase, our trusted leadership brands continue to play an ever more vital role.

Driving online solutions. Over the last five years online revenues have built to over £2.0bn/€2.9bn, or 37% of our total revenues. Authoritative information, technology enabled and increasingly integrated into customer workflows, is making our customers more effective professionally and making Reed Elsevier a more valued partner. As our customers and core markets rapidly migrate online, our opportunities to leverage our leadership brands and authoritative proprietary content increase. Digital technology enables us to move up the value chain with our customers by providing a range of innovative solution orientated products that become embedded in their workflow. This will play a major part in Reed Elsevier's strategy going forward.

Improving cost efficiency. Digital growth and an increasingly synergistic portfolio provide opportunities to further leverage scale and commonalities across the business, sharing skill sets, resources and collective experience. Substantial cost savings have been made over the last five years, and there are further opportunities across the supply chain and in technology and infrastructure to continue this progress. Improving cost efficiency remains a fundamental feature of Reed Elsevier.

Selective portfolio development. In addition to significant internal investment, we will continue to allocate capital and resources in a very disciplined way to pursue selective acquisition opportunities that accelerate our strategy and overall business progress. We will continue to focus on strong brands and proprietary content, customer workflow solutions, leading technologies and expansion into attractive adjacent markets, most notably in legal solutions, risk management, health and e-business.

Financial strategy

We expect progress in the development of our digital business to deliver good revenue growth and, with the improvements in cost efficiency and organisational effectiveness, this will flow through at a higher rate to operating profitability. With an increasing and substantial portion of the revenues being delivered by subscription based products and the trend to longer term contracts, we will be a more consistent business.

We aim to distribute 70-80% of free cash flow through dividends and share buybacks. The balance will be invested in the business, mainly through acquisitions, so maintaining capital efficiency aligned to our strategy. Our capital will be invested where we can grow our business while making sustainable returns in excess of our risk adjusted cost of capital. We aim to maintain our credit rating in order to take advantage of opportunities within our markets and access the cheapest sources of borrowing.

Our business and financial strategy is directed at delivering consistent adjusted earnings per share growth of a minimum of 10% annually at constant currencies. Our incentive programmes are designed in support of these strategies and in creating shareholder value.

Our business and financial strategy is directed at delivering consistent adjusted earnings per share growth of a minimum of 10% annually at constant currencies

Financial performance

The 2006 financial results were, as noted earlier, encouraging. Revenues were up 6%, adjusted operating profits up 9% and adjusted earnings per share up 11% at constant currencies.

The quality of the operating profits is underpinned by the strong cash flow, with 95% of adjusted operating profits converting into cash. Increasing profitability and capital discipline drove the return on capital employed in the business 0.4 percentage points higher to 9.8% post tax.

+6%

Total revenues were up 6% at constant currencies

+11%

Adjusted earnings per share for Reed Elsevier PLC and Reed Elsevier NV were up 11% at constant currencies

The longer term prospects for Reed Elsevier are promising. Our strategy is clear, the business well focused and we are leveraging our resources to good effect

At reported exchange rates, reflecting the impact of the weaker US dollar particularly on our rolling currency hedging programme, adjusted earnings per share were up 7% for Reed Elsevier PLC to 33.6p and up 9% for Reed Elsevier NV to €0.76.

Reported earnings per share were up 38% to 25.6p and up 37% to €0.59 for Reed Elsevier PLC and Reed Elsevier NV respectively, reflecting the improvement in underlying operating performance together with a lower reported tax charge.

The Boards are recommending an increase in the equalised final dividends for Reed Elsevier PLC and Reed Elsevier NV of 10% and 14% respectively, to give total dividends for the year up 10% and 13% (the differential growth rates reflect movements in the sterling/euro exchange rate).

Dividends paid in the year, together with share buybacks under the annual share repurchase programme, have distributed £588 million/€864 million to shareholders, representing 72% of the free cash flow of £817 million/€1,201 million.

Board changes

Cees van Lede retires at the Annual General Meeting after four years of service and we thank him for his substantial contribution in that time. Lisa Hook was elected as a non-executive director last April, bringing a wide experience of the media and technology sectors to our board discussions. We have nominated Robert Polet as a non-executive director. Robert is chief executive officer of Gucci Group, before which he held senior positions at Unilever. He brings with him strong marketing skills and a record of entrepreneurial leadership.

Outlook

Going into 2007, market conditions are generally favourable. Elsevier, LexisNexis and Reed Business are expected to make further good progress in the development of Reed Elsevier's digital business as well as show good revenue momentum and margin improvement.

Our financial goal is for a minimum of 10% adjusted earnings per share growth at constant currencies. The adjusted earnings per share for 2007 will however be impacted by dilution on the sale of the seasonal Harcourt Education business.

The longer term prospects for Reed Elsevier are promising. Our strategy is clear, the business well focused and we are leveraging our resources to good effect. The digital horizon is expanding and Reed Elsevier is well placed.

Our business is dependent on the energy and enterprise of our 37,000 people operating across the globe. They do an outstanding job, caring greatly about what they do and the customers they serve. We could not ask for greater commitment and professionalism, and we want to take this opportunity to thank them all.

Jan Hommen
Chairman

Sir Crispin Davis
Chief Executive Officer

Operating and financial review

Elsevier is a world leading provider of scientific, technical and medical information and solutions

LexisNexis is a global provider of authoritative legal, tax, regulatory, public records, news and business information and workflow solutions

Harcourt Education is a leading publisher serving the pre-Kindergarten to Grade 12 schools and assessment markets in the US and internationally

Reed Business is a leading global business-to-business publisher and exhibition organiser

Introduction

Reed Elsevier is a world leading publisher and information provider. The principal operations are in North America and Europe and comprise science, medical, legal, education and business publishing. Total revenues for the year ended 31 December 2006 were £5,398m.

Reed Elsevier is well positioned in markets with attractive growth prospects and has a clear investment led growth strategy focused on building revenue momentum across all our businesses.

Long term growth in our markets is expected to be sustained by the continuing demand for professional information. In addition, professionals are looking for significant improvements in productivity through access to highly functional online services and associated workflow solutions.

Following a detailed review, Reed Elsevier has sharpened its strategic focus to best capitalise on the growing digital opportunities in its markets. Reed Elsevier will derive the best returns on its brand franchises and digital investments by focusing on the science, medical, legal and business markets. Accordingly, Reed Elsevier has announced the planned sale of the Harcourt Education division.

Forward looking statements

The Reed Elsevier Annual Reports and Financial Statements 2006 contain forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier's markets; exchange rate fluctuations; customers' acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights and internet communications; and the impact of technological change.

Strategy

Reed Elsevier is well positioned in markets with attractive growth prospects and has a clear investment led strategy built around four priorities, closely linked to financial strategy

Revenue by division


Elsevier 28%
LexisNexis 29%
Harcourt Education 17%
Reed Business 26%

Revenue by source


Subscriptions 39%
Circulation 32%
Advertising 13%
Exhibitions 10%
Other 6%

Revenue by media


Print 53%
Online 37%
Exhibitions 10%

Deliver authoritative content through leading brands. Reed Elsevier delivers authoritative, and to a great extent proprietary, content of the highest quality through market leading brands. In its publications and services Reed Elsevier's professional customers find the essential data, analysis and commentary to support their decisions. Editorial investment and selective acquisitions are generating new sources of content to widen the product offering to customers, and to expand into new segments and geographic regions. As online information sources increase, Reed Elsevier's trusted leadership brands play an ever more vital role.

Drive online solutions. Over the last five years digital revenues have built to £2.0bn or 37% of total revenues. Authoritative information, technology enabled and increasingly integrated into customer workflows, is making Reed Elsevier's customers more effective professionally and making Reed Elsevier a more valued partner.

As Reed Elsevier's customers and core markets rapidly migrate online, there are opportunities to leverage its leadership brands and authoritative proprietary content. Digital technology enables Reed Elsevier to move up the value chain with its customers by providing a range of innovative solution orientated products that become embedded in their workflow. This will play a major part in Reed Elsevier's strategy going forward.

Improve cost efficiency. Digital growth and an increasingly synergistic portfolio provide opportunities to further leverage scale and commonalities across the business, sharing skill sets, resources and collective experience. Substantial cost savings have been made over the last five years, and there are further opportunities across the supply chain and in technology and infrastructure to continue this progress. Improving cost efficiency remains a fundamental feature of Reed Elsevier.

Selective portfolio development. In addition to significant internal investment, Reed Elsevier will continue to allocate capital and resources to pursue selective acquisition opportunities that accelerate its strategy and overall business progress. Reed Elsevier has spent £1.6bn on acquisitions over the last five years, focused on strong brands and proprietary content, customer workflow solutions, leading technologies and expansion into attractive adjacent markets, most notably in legal solutions, risk management, health and e-business.

Financial strategy

Reed Elsevier expects progress in the development of its digital business to deliver good revenue growth and, with improvements in cost efficiency and organisational effectiveness, this will flow through at a higher rate to operating profitability. Additional financial benefits are delivered through leverage and fiscal efficiency. With an increasing and substantial portion of the revenues being delivered by subscription based products and the trend to longer term contracts, Reed Elsevier will be a more consistent business.

Reed Elsevier aims to distribute 70-80% of free cash flow through dividends and share buybacks. The balance will be invested in the business, mainly through acquisitions, so maintaining capital efficiency aligned to its strategy. Reed Elsevier's capital will be invested in growth areas which will make sustainable returns in excess of the risk adjusted cost of capital. Reed Elsevier aims to maintain its credit rating in order to take advantage of opportunities within its markets and access the cheapest sources of borrowing.

This business and financial strategy is directed at delivering good revenue growth, continuous margin improvement, strong cash generation and growing returns on capital. These are targeted to deliver consistent adjusted earnings per share growth of a minimum 10% annually at constant currencies. Our incentive programmes are designed in support of these strategies and in creating shareholder value.

Description of business

Elsevier provides its customers with scientific, technical and medical content and tools that improve productivity in research, healthcare and health education

Elsevier

Elsevier provides its customers with scientific, technical and medical content and tools that improve productivity in research, healthcare and health education. Total revenues for the year ended 31 December 2006 were £1,521m. Elsevier is a global business with principal operations located in Amsterdam, London, Oxford, New York, Philadelphia, St Louis, San Francisco, Paris, Munich, Madrid, Singapore, Tokyo and Delhi.

Elsevier portfolio



S&T electronic journals
S&T print journals and books
S&T databases and software
Health Sciences North America
Health Sciences International

Elsevier serves a global network of 7,000 editors, 70,000 editorial board members, 200,000 referees, and more than 500,000 authors. Its products reach more than 10 million researchers in 4,500 institutions, 5 million students, and 15 million doctors, nurses and health professionals.

Growth in the scientific information market is driven by increases in research output, R&D spend, the number of researchers worldwide, and the need for improved research efficiency. In healthcare, growth is driven by advances in medical science and the shift from activity-based to outcomes-based models of patient care and associated demands for increased productivity.

The Science & Technology division of Elsevier is the world's leading global academic journal publisher. Its customers are the world's libraries, scientists and professionals, who rely on Elsevier to provide high quality content, to review, publish, disseminate, and preserve research findings, and to create innovative workflow tools to improve their efficiency in using that information. Each year Science & Technology publishes over 170,000 new research articles in some 1,200 journals and over 1,000 new book titles, as well as secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works. Its flagship electronic product, ScienceDirect, is the world's largest database of journal articles and is accessed by over 10 million users each year. ScienceDirect holds over 8 million scientific articles and an expanding portfolio of books online, which currently includes 55 major reference works, 151 book series and seven handbooks in 170 volumes.

ScienceDirect online usage



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06

Full text article downloads (millions)

Elsevier's growing online offerings also include Scopus, an abstract and index database and navigational tool, which now has nearly 30 million abstracts of scientific research articles from 15,000 peer reviewed publications, over 15 million patents, and references to over 200 million web pages.

The Health Sciences division of Elsevier serves medical researchers, practising professionals, educators and students globally. It publishes over 700 journals, including a number of journals for learned societies, and over 2,000 book titles and clinical reference works annually. Growth in electronic health information is accelerating and the business continues to expand its portfolio of online health information tools for education, practitioner reference, and point of care decision making. Elsevier's clinical reference and decision support products include MD Consult, which now has over 7.5 million page views per month and more than 1,700 institutional customers. Health Sciences provides online and multimedia products for use by both medical faculties and students to support core textbooks, including Evolve, which now has more than 700,000 registered users and, through the acquisition of Health Education Systems Inc diagnostic tests for nursing and allied health markets. Internationally, Elsevier leverages its print and online content into new markets through foreign language versions.

Elsevier aims to make valued contributions to the science and health communities by combining world class content with productivity enhancing solutions for scientific researchers and health professionals worldwide. Its key strategic areas of focus are: quality of content; customer service and customer relations; development of productivity enhancing online solutions; expanded penetration of high growth markets; and organisational efficiency.



SCOPUS

↑ **Scopus** The world's largest abstract and citation database of scientific research, Scopus indexes the bibliographic information of 15,000 titles from 4,000 different publishers and covers all scientific disciplines.

LexisNexis provides legal, tax, regulatory, risk management, information analytics and business information solutions aligned to the workflow of professional, business and government customers internationally

Elsevier's print science journals are generally sold to libraries on a paid subscription basis, with subscription agents facilitating the administrative process. Medical and healthcare print journals are mostly sold to individuals through direct mail and learned societies. Electronic products are generally sold directly to libraries, hospitals, corporations and end users. Books are sold through book stores, both traditional and online, wholesalers and, particularly in medical and healthcare markets, directly to end users. Competition within the science and technology and medical publishing fields is generally on a title by title and product by product basis. Competing journals, books and databases are typically published by learned societies and other professional publishers.

LexisNexis

LexisNexis provides legal, tax, regulatory, risk management, information analytics and business information solutions aligned to the workflow of professional, business and government customers internationally. Total revenues for the year ended 31 December 2006 were £1,570m.

LexisNexis portfolio


US Legal Markets
US Corporate and Public Markets
International

Legal and regulatory markets worldwide are seeing continuing growth driven by the increasing level of legislation and litigation, as well as the increasing number of lawyers. Additional opportunities are also developing beyond the core research market, through the delivery of value added solutions to meet demands for greater legal efficiency and productivity.

Increasingly legal information and services are being delivered online, with considerable potential to deliver such products and solutions in markets outside the United States where online migration is at significantly lower levels than in the US legal market. In recent years, LexisNexis has, with its comprehensive US public records databases, expanded in the market for risk management and information analytics. This is growing rapidly due to increasing consumer credit losses and fraud and the demand for identity verification.

LexisNexis in the United States offers legal information products in electronic and print formats to law firms and practitioners, law schools, corporate and tax counsel and federal, state and local governments. Headquartered in New York, the principal operations are located in Ohio, New York, Colorado, New Jersey and Florida.


Total Solutions
Client Development
Practice Management
Research
Litigation
Risk Management
Primary and Secondary Legal
News and Business
Public Records
Company and people information
Content
Content

↑ **LexisNexis Total Solutions** help legal and other professionals achieve excellence with products and solutions in Client Development, Research, Practice Management, Litigation Services, Risk Management and Information Analytics.

US Legal Markets' Total Solutions help legal professionals achieve excellence in the business and practice of law with products and solutions in Client Development, Research, Practice Management and Litigation Services. Client Development solutions include the Martindale Hubbell electronic network that showcases the qualifications and credentials of over one million lawyers and law firms worldwide, a suite of business intelligence tools that help lawyers find and target clients, and customer relationship management workflow tools. In Research, the division provides statutes and case law for all 50 US states as well as research, analysis and citation services from Matthew Bender, Michie and Shepard's. Practice Management solutions include time and billing, case management, cost recovery and document management. Litigation Services include a range of workflow solutions for litigators including electronic discovery, evidence management, case analysis, court docket tracking, e-filing, expert identification and legal document preparation.

The Corporate and Public Markets division offers LexisNexis products and services to corporations, federal government agencies and academic institutions together with news, business, financial and public records content. Its risk management and information analytics applications are designed to assist customers in managing risk through fraud detection and prevention, identity verification, pre-employment screening and due diligence.



↑ **Lexis.com** provides an integrated set of legal research tools including legal, news, business and public records content.

Outside the United States, LexisNexis International serves markets in Europe, Canada, Africa, Asia Pacific and Latin America with a range of local and international legal, tax, regulatory and

Growth in Harcourt Education's markets is driven by long standing commitments to improve educational standards

business information in electronic and print formats. The most significant businesses are in the UK and France.

LexisNexis aims to be the leading provider of productivity enhancing information and information-based workflow solutions in its markets. The key strategic areas of focus are: to expand the business from research into Total Solutions; to grow a significant business in risk management and information analytics; to expand internationally through innovative online products and solutions; and to continuously improve cost effectiveness.

LexisNexis's principal competitor in US legal markets is West (The Thomson Corporation), while the principal competitors in US corporate and public markets are West, Factiva (Dow Jones) and Choicepoint. Major international competitors include The Thomson Corporation, Wolters Kluwer and Factiva.

Harcourt Education

Harcourt Education publishes school textbooks and related instructional and assessment materials, principally in the United States, the United Kingdom, Australia, New Zealand and southern Africa. Headquartered in New York, the principal operating locations are in Florida, Texas and Oxford. Total revenues for the year ended 31 December 2006 were £889m.

Harcourt portfolio


US elementary
US secondary
US supplemental
Assessment
International

Growth in Harcourt Education's markets is driven by long standing commitments to improve educational standards. Such commitments remain strong and require sustained investment in proven educational programmes. In recent years, there has also been further emphasis on the measurement of the educational results of students, both to monitor and assist improvement in individual educational outcomes and to improve accountability. Overall funding for education is expected to continue to increase.

In the United States, Harcourt School Publishers is a publisher of print and technology enabled instructional materials for students in kindergarten to 6th grade. Holt, Rinehart and Winston offers educational textbooks and related instructional materials for students in middle and secondary schools. The major customers of Harcourt Education's US schools publishing businesses are state boards of education and local district and school boards.

Of the 50 US states, 20 periodically purchase educational programmes through an adoption process. This process entails state education committees approving a shortlist of education materials from which school districts can purchase. The remaining 30 states without an adoption process, known as open territories, allow individual school districts to purchase any educational programmes.

Harcourt Education has achieved strong market performances in recent years both in the adoption states and open territories based on strong curriculum product in key subjects such as reading and literature, science and health and elementary maths and social studies.

Harcourt Achieve is a publisher of supplemental school and adult education materials as well as providing professional development services for teachers. Greenwood-Heinemann publishes monograph and reference lists and professional resources for teachers.

Harcourt Assessment develops assessment products and services for elementary, secondary and higher education as well as tests for practising and research psychologists. In educational testing, it provides a range of achievement, aptitude and guidance testing services for measuring student progress. It is well known for the Stanford Achievement Test, now in its 10th edition. In clinical testing, it provides psychologists with assessment tests for many aspects of human behaviour, intelligence and development. The Wechsler products, including the Wechsler Preschool and Primary Scale of Intelligence, are licensed for publication in over 30 countries.

Outside the United States, Harcourt Education International is a provider of textbooks and related instructional materials to the UK primary, secondary and vocational schools and college markets through the Heinemann, Rigby and Ginn imprints and other English language markets in Australia, New Zealand and southern Africa.


Teacher's Manual
SAXON MATH
Stephen Hake

↑ **Saxon Math** The Saxon Math series for US schools grades K-12 provides an incremental approach to instruction that delivers measurable student improvement – as shown by years of research.

Harcourt Education aims to be the leading provider of educational resources to improve student performance. The key strategic areas of focus are: to sustain high quality, effective product through strong editorial processes in new publishing and continuous innovation; to expand online teaching and assessment resources; to deepen customer relationships to become the provider of choice of customised solutions; and to improve cost effectiveness through further upgrade of organisational

Business to business magazines and community websites provide an effective marketing channel through which advertisers reach their target audiences. Reed Exhibitions organises trade exhibitions and conferences internationally, with 460 events in 38 countries

capabilities, investment in technology and cost reduction.

The principal competitors of Harcourt Education are Pearson, McGraw Hill and HM Riverdeep.

Reed Business

Reed Business provides information and marketing solutions to business professionals in the United States, the United Kingdom, continental Europe, Australia and Asia. The division also organises trade exhibitions internationally. Total revenues for the year ended 31 December 2006 were £1,418m.

Reed Business portfolio


B2B magazines
B2B online
Exhibitions

Business to business magazines and community websites provide an effective marketing channel through which advertisers reach their target audiences, increasingly delivered through leading brands in each sector. Alongside print magazines, demand is growing for online products which provide improvements in productivity through quicker and easier access to more comprehensive and searchable data. Business to business marketing spend has been driven historically by levels of corporate profitability, which itself has followed overall growth in GDP and business investment.

Reed Business Information publishes over 400 trade magazines, directories, newsletters and loose leaf publications, and over 200 websites and online services. Important magazine titles include Variety and Interior Design in the United States; Computer Weekly, Estates Gazette, Flight International and New Scientist in the United Kingdom; and Elsevier and FEM in the Netherlands. Reed Business Information also publishes directories in selected markets. Through its Reed Construction Data business, it provides nationwide coverage of construction project information for the United States.

In the majority of Reed Business Information's sectors, strong demand is being seen for online services. Reed Business Information has been particularly successful in developing online products and services, which have been growing at over 20% per annum and now account for 24% of Reed Business Information revenues. These products include totaljobs.com, a major online recruitment site in the UK; ICIS-LOR, a global information and pricing service for the petrochemicals sector; zibb.nl, a business information service in the Netherlands; and Kellysearch.com, an industrial search engine which is being launched internationally.


totaljobs.com
LET YOUR NEW BOSS DO THE RUNNING!
Quick search
Search by sector

↑ **totaljobs.com** is the UK's leading commercial recruitment website, attracting nearly 2 million unique jobseekers every month. With over 100,000 vacancies at any one time, totaljobs.com is one of the UK's fastest growing online recruitment businesses.

Reed Exhibitions organises trade exhibitions and conferences internationally, with 460 events in 38 countries, attracting over 90,000 exhibitors and more than six million visitors annually. Its exhibitions and conferences encompass a wide range of sectors including IT, manufacturing, aerospace, leisure, electronics, food and hospitality, travel and entertainment. Increasingly Reed Exhibitions is also developing online services to increase the effectiveness and efficiency of its trade shows.

Reed Business aims to be the first choice of business professionals for information and decision support in its individual markets and for marketing services. Its key strategic areas of focus are: to continue to grow rapidly existing and new online products and services in key markets; to continue to develop print franchises through brand extensions and redesign; to further upgrade the portfolio through investment, acquisition and divestment; to expand geographically in fast growing markets; and to continuously improve organisational effectiveness through investment in people, further development of online competencies, and cost reduction programmes.

RBI online revenue


9%
11%
15%
19%
24%
02
03
04
05
06

Online revenue as percentage of RBI revenue

Business to business magazines are primarily distributed on a "controlled circulation" basis in the United States, whereby the product is delivered without charge to qualified buyers within a targeted industry group based on circulation lists developed and maintained by the publisher. Magazines distributed on this basis are wholly dependent on advertising for their revenues. In the United Kingdom, business magazines are distributed both on a "controlled circulation" basis and a "paid circulation" basis. In the Netherlands, a higher proportion of publications is sold by "paid circulation". Distribution of magazines is conducted primarily through national postal services, supplemented by news-stand sales through unaffiliated wholesalers. Online products and services are generally sold through dedicated sales forces and intermediaries, including revenue sharing arrangements with other online service providers, and by direct promotion. Exhibition space is sold through industry specific and national sales teams.

Reed Business Information's titles compete with a number of publishers on a title by title basis in individual market sectors, the largest competitors being: Advanstar, CMP Media (United Business Media), Hanley Wood, McGraw Hill, Prism and Nielsen in the United States; EMAP Business Communications, Nielsen and CMP Media in the United Kingdom; and Wolters Kluwer and Nielsen in the Netherlands. Reed Business Information competes for online advertising with other business-to-business websites as well as Google and other search engines. Competition in trade exhibitions and conferences is very fragmented. Within the United States, the main competitor is Nielsen. Outside the United States, competition comes primarily from industry focused trade associations and convention centre and exhibition hall owners.


综艺VARIETY
2006

↑ **Variety** is the entertainment and media industry's premier source of news and analysis. The Chinese edition is published biweekly.

Resources and investment

Reed Elsevier's most important resources are its intangible publishing assets and its workforce of some 36,800 employees.

Market leading brands
Reed Elsevier's businesses own numerous market leading brands, imprints, titles and technology platforms.

Within Elsevier, ScienceDirect is the world's largest full text online scientific research service. Many of Elsevier's journals are the foremost publications in their field and a primary point of reference for new research. The Lancet has been publishing medical research, news and analysis since 1823. Similarly, Elsevier's booklist contains numerous pre-eminent and long standing titles.


THE LANCET
"The rate of clinically important upper gastrointestinal events was lower with the COX-2 selective inhibitor etoricoxib than it was with the traditional NSAID diclofenac."

↑ **The Lancet** is a leading independent and authoritative journal in global medicine. It was first published in 1823.

Within LexisNexis, lexis.com is recognised as one of the foremost online research tools for practising lawyers, providing subscribers with access to 5 billion searchable documents. The Shepard's Citations Service is a well known and highly reputed reference resource ("Shepardizing" is a common process for US lawyers checking the authority of cases or statutory references).

Many of the Harcourt Education brands and imprints, including Harcourt School and Holt, Rinehart & Winston have maintained market leading positions for over fifty years. The Stanford Achievement Test Series is the most widely recognised educational achievement test in the United States.

Reed Business's well known magazine titles such as Variety, Estates Gazette and Elsevier are widely read for their authoritative content and up to date industry intelligence, while many of the Reed Exhibitions shows, which include World Travel Market, Mipim, MIDEM, Batimat and the PGA Merchandise Show, are acknowledged as the premier marketing events in their field.



↑ **Reed Exhibitions** is the world's leading events organiser. With over 460 events in 2006, it brought together over six million industry professionals from around the world.

Investment
Reed Elsevier maintains and enhances the value of its intangible assets through continuous investment in the brands and imprints, new publishing, innovative product and market development, and in the technology platforms and publishing infrastructure on which they are based. Increasingly, investment is being made in developing digital workflow solutions.

Within Elsevier, the most significant investments in recent years have been in the ScienceDirect platform, digitisation of the archive of over 8 million research articles, and in the Scopus database. Other significant areas of investment have been in new online clinical reference tools and other e-health products and in online editorial and production systems.

Resources and investment continued

Reed Elsevier's most important resources are its intangible publishing assets and its workforce of 36,800 employees

In LexisNexis, substantial investment has been made in Total Solutions offerings such as Total Litigator and Total Practice Advantage. Alongside this, major investments have been made in technology, in particular in online research functionalities and in the development of the global online delivery platform. These investments are critical to providing integrated workflow solutions to our customers. Significant investment has also been made in new content development and in expanded sales and marketing activities. A major second data centre expanded operational capabilities and provides greater flexibility in continuous delivery.

Harcourt Education maintains significant and expanding investment in new educational textbook programmes and online technology resources, and has continued to develop its classroom based online assessment product and the Unison scoring, administration and reporting platform.

Within Reed Business, the focus has been on developing new online products and services, including webzines, recruitment sites, search and subscription information and data services. Ongoing investment includes the international expansion of the Kellysearch online industrial search engine and the continuing development of the successful totaljobs.com online recruitment website together with investment in the enabling infrastructure for all these web services. Reed Exhibitions has continued to expand its portfolio through new launches and geographical expansion.

These investments are largely embedded within the cost base of the businesses as new product development and market initiatives are a continuous activity.

Workforce
Reed Elsevier's workforce is highly skilled and a large proportion are graduates. We employ some 6,000 IT specialists and developers, 8,000 editorial staff, and some 12,000 specialist marketing, sales and customer service staff. Reed Elsevier aims to be an employer of choice, known for its best practices in recruiting and developing employees.

We seek to employ a workforce which reflects the diversity of our customers and communities. Our labour and employment practices are consistent with the principles of the United Nations Global Compact regarding fair and non-discriminatory labour practices. Every two years or so we conduct a global employee opinion survey to identify areas for improvement. Every employee in the company takes part in the annual Personal Development Programme, which reviews skills and performance and identifies opportunities for recognition and advancement. The Personal Development Programme is also the primary tool for assessing and planning employee training.

Workforce



Editorial
Sales, marketing and customer service
Information Technology
Administration and other

Reed Elsevier's remuneration policies are designed to attract, retain and motivate employees of the highest calibre and experience needed to shape and execute strategy. The remuneration packages of the directors and senior executives comprise a balance between "fixed" remuneration and "variable performance related" incentives, including a variable annual cash bonus based on achievement of financial performance measures and individual key performance objectives, and longer term incentive schemes. Pension scheme membership is offered to all employees in the United Kingdom, the Netherlands, the United States and a number of other countries.

Risks

The key risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets

The key risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, and legal and regulatory uncertainties. Certain businesses are also affected by the impact on publicly funded customers of changes in funding and by cyclical pressures on advertising and promotional spending. Reed Elsevier has an established risk management procedure that is embedded into the operations of the businesses and is reviewed by the Boards and Audit Committees. Important specific risks that have been identified and are being addressed include:

→ Reed Elsevier's businesses are dependent on the continued acceptance by our customers of our products and services and the prices which we charge for them. We cannot predict whether there will be changes in the future which will affect the acceptability of products, services and prices to our customers.

→ We are investing significant amounts to develop and promote electronic products and platforms. The provision of these products and services is very competitive and is to some extent subject to factors outside our control such as competition from new technologies and changes in regulation. There is no assurance that this investment will produce satisfactory long term returns.

→ Reed Elsevier's businesses are increasingly dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure, interruption, or security breach.

→ Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, there is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented.

→ We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities.

→ Our businesses operate in over 100 locations worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities. Such amendments, or their application to Reed Elsevier businesses, could adversely affect our reported results.

The Reed Elsevier combined financial statements are expressed in pounds sterling and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

Further details on risk management and internal control procedures are set out in the Structure and Corporate Governance report on pages 26 to 31.

We recognise that Reed Elsevier and its businesses have a direct impact on the environment, principally through the use of energy and water and waste generation and in our supply chain through paper use and print and production technologies. We are committed to reducing these impacts, whenever possible, by limiting resource use and by efficiently employing sustainable materials and technologies. We require our suppliers and contractors to meet the same objectives. We seek to ensure that Reed Elsevier's businesses are compliant with all relevant environmental legislation and, accordingly, whilst environmental issues are important, we do not consider that they constitute a significant risk for Reed Elsevier.

Operating review

Reed Elsevier combined businesses	2006 £m	2005 £m	Change at constant currencies
Revenue			
Elsevier	**1,521**	1,436	+8%
LexisNexis	**1,570**	1,466	+8%
Harcourt Education	**889**	901	0%
Reed Business	**1,418**	1,363	+5%
Total	**5,398**	5,166	+6%
Adjusted operating profit			
Elsevier	**465**	449	+10%
LexisNexis	**380**	338	+13%
Harcourt Education	**129**	161	-19%
Reed Business	**241**	214	+14%
Unallocated items	**(5)**	(20)	
Total	**1,210**	1,142	+9%

Revenue (£m)


5,166
5,398
05
06
+6%
at constant currencies

Adjusted operating profit (£m)


1,142
1,210
05
06
+9%
at constant currencies

Adjusted figures and constant currency growth rates are used by Reed Elsevier as additional performance measures and are defined on page 25. Unless otherwise indicated, all percentage movements in the operating review refer to performance at constant exchange rates.

Reported figures are reconciled to the adjusted figures in the notes to the combined financial statements. Unallocated items comprise corporate costs, return on pension scheme assets and interest on pension scheme liabilities.

Divisional performance summary

Elsevier delivered revenues and adjusted operating profits ahead 8% and 10% respectively at constant currencies, or 5% and 8% before acquisitions and disposals. Growth was driven by strong subscription renewals and widening distribution of its scientific and medical journals and databases, as well as new online product sales and a successful book publishing programme. In Health, our market strategies in electronic health information services are accelerating through the launch of electronic reference materials, medical education resources, and specialist information services and workflow tools to enhance the efficacy of clinical diagnosis and treatment.

LexisNexis saw revenues and adjusted operating profits up 8% and 13% respectively at constant currencies, or 7% and 13% before acquisitions. Subscription renewals were strong, good growth was seen in new sales of its online information solutions both in the US and internationally, and in the Risk Information and Analytics business. The Total Solutions strategy launched in the year has gained good traction in the market, focused on the distinctive needs of lawyers across major areas of their workflow. In Risk Information and Analytics, the Seisint business saw strong revenue growth and delivered a 10% post tax return in only its second full year of ownership.

Harcourt Education held revenues flat at constant currencies despite a weaker market. Adjusted underlying operating profits were 20% lower, largely reflecting investment ahead of the much stronger 2007 state textbook adoption market and the significant impact of underperformance and contract cost overruns in Assessment. Harcourt's US basal and supplemental businesses performed well to grow revenues 1% against a textbook market estimated to be down 6%. Harcourt won the leading share, at 38%, in the new state textbook adoptions in which it participated and the supplemental business saw a good market response to its new publishing.

Reed Business revenues and adjusted operating profits were up 5% and 14% respectively at constant currencies, both in total and underlying. The online information services grew at over 20%, more than compensating for print migration, and the Exhibition business performed strongly. Reed Business has grown its digital revenues to $400m over the last five years almost entirely through organic investment and new product launches, leveraging its brands, content and market positions. With 24% of the revenues of the magazines and information businesses now from online services, the overall growth trajectory is encouraging.

Elsevier

www.elsevier.com

Elsevier had strong subscription renewals, widening distribution of its scientific and medical journals and databases, growing new online product sales and a successful book publishing programme

	2006 £m	2005 £m	Change at constant currencies
Revenue			
Science & Technology	**792**	785	+4%
Health Sciences	**729**	651	+13%
	1,521	1,436	+8%
Adjusted operating profit	**465**	449	+10%
Adjusted operating margin	**30.6%**	31.3%	+0.7pts

Revenue growth (%)



+5
+3
-2
+6
Underlying
Acquisitions/ Disposals
Currency
Reported

Adjusted operating profit growth (%)



+8
+2
-6
+4
Underlying
Acquisitions/ Disposals
Currency
Reported

↓ **Netter** A new 4th edition Netter's Atlas of Human Anatomy was published in June 2006. It contains over 940 illustrations of the human body with unsurpassed clarity and accuracy.



FRANK H. NETTER, MD
Atlas of
Human
Anatomy
4th Edition

Revenues and adjusted operating profits were ahead 8% and 10% respectively at constant currencies, or 5% and 8% before acquisitions and disposals. Underlying operating margins were 0.9 percentage points ahead before acquisition and currency effects, driven by revenue growth, stabilising investment levels and further supply chain efficiency.

The Science & Technology business saw organic revenue growth of 5% at constant currencies reflecting strong journal subscription renewals, at 97%, widening distribution through an expanded sales force, and good growth in online databases. ScienceDirect usage continues to grow at over 20% and e-only contracts now account for 45% of journal subscription revenues. The Scopus abstract and indexing database has been well received in the market and is seeing good conversion of trials into firm contracts.

Early in the year, the Science & Technology business was reorganised into a more market-focused organisation, to better serve large academic and government institutions as well as to focus more directly on smaller and mid sized institutions, the corporate sector, and societies and individuals. Customer satisfaction scores have significantly improved during the year as a result of the sustained programme to improve service levels, and new products and marketing strategies are being developed for under-penetrated segments.

In Health Sciences, revenue growth was 13% at constant currencies, or 6% underlying. Strong growth was seen in the nursing and allied health professional sectors and in new society journal publishing. Online revenues are growing rapidly, up 37% in total, as the medical community increasingly adopts online information services to drive productivity and enhance outcomes. The year saw increasing penetration of the ScienceDirect and MDConsult products and further launches made and planned of electronic reference materials, medical education resources, and specialist information services and workflow tools.

The integration of the MediMedia MAP businesses acquired in August 2005 is now complete, with revenue growth initiatives building momentum and adjusted operating margins improved significantly. The acquisition in May of the Gold Standard drug information database and related products is accelerating our market strategies in electronic health information services to enhance the efficacy of clinical diagnosis and treatment. In December, the Endeavor software business was sold following a reappraisal of its position within Elsevier's overall market strategies.

At reported exchange rates, adjusted operating margins were 0.7 percentage points lower largely reflecting the low, but rapidly improving, margins of the MediMedia acquisition made in 2005 as well as the impact of the rolling three year currency hedging programme as the US dollar decline over the last few years works its way through the hedge rates.

The outlook for Elsevier is positive. Subscription renewals are strong, customer satisfaction is improving, our publishing programmes are expanding, new electronic product is developing well, and distribution is widening.

LexisNexis

www.lexisnexis.com

LexisNexis saw strong subscription renewals, good growth in new sales of its online information solutions both in the US and internationally, and further good growth in risk information and analytics

	2006 £m	2005 £m	Change at constant currencies
Revenue			
United States	**1,129**	1,061	+8%
International	**441**	405	+9%
	1,570	1,466	+8%
Adjusted operating profit	**380**	338	+13%
Adjusted operating margin	**24.2%**	23.1%	+1.1pts

Revenue growth (%)


+7
+1
-1
+7
Underlying
Acquisitions/ Disposals
Currency
Reported

Adjusted operating profit growth (%)


+13
0
-1
+12
Underlying
Acquisitions/ Disposals
Currency
Reported

↓ **LexisNexis Total Litigator** provides US litigators with a complete and integrated set of online tools and services to assist them in managing cases through each step of the litigation process.



Revenues and adjusted operating profits were up 8% and 13% respectively at constant currencies, or 7% and 13% before acquisitions. This 7% organic revenue growth compares with 6% in 2005 and 4% in 2004 and reflects the strengthening momentum in the business. The adjusted operating margin was 1.1 percentage points higher reflecting the good revenue growth and tight cost control.

In US Legal Markets, strong subscription renewals and additional online information and solutions sales to both large and small firms drove organic growth of 6%. The Total Solutions strategy launched in the year has gained good traction in the market, focused on the distinctive needs of lawyers across four major areas of their workflow: litigation, client development, research and practice management. An integrated solutions product was also launched for the risk management market. The product portfolio was expanded through organic development and selective acquisition: Casesoft (litigation case analysis), Dataflight (online repository and tools for evidence management).

In Corporate and Public Markets organic revenue growth was 8% with continued strengthening in online news and business information, higher patent volumes and strong demand in risk management. The Seisint business acquired in September 2004 saw continued strong revenue growth and LexisNexis' existing risk management business has now been fully migrated to the Seisint technology platform. The Seisint business delivered a 10% post tax return in only its second full year of ownership, and returns continue to grow.

The LexisNexis International business outside the US saw underlying revenue growth of 8% driven by the growing demand for LexisNexis' online information services across its markets and new publishing. The Total Solutions strategy is also being rolled out in these international markets behind increasing online penetration. In the UK this was accelerated with the acquisition of Visualfiles (case management and compliance tools). Particularly strong growth was seen in the UK, France, Germany, Canada and South Africa.

The outlook for LexisNexis is positive. Revenue momentum is good, with strong subscription renewals, increasing take up of new online services and total solutions across our markets, and strong demand growth in risk management.

Harcourt Education

www.harcourt.com

Harcourt Education's basal textbook and supplemental businesses performed well against a weaker education market to hold overall revenues flat. Profits were lower through investment ahead of major adoptions and underperformance in Assessment

	2006 £m	2005 £m	Change at constant currencies
Revenue			
US Schools & Testing	**796**	806	0%
International	**93**	95	+1%
	889	901	0%
Adjusted operating profit	**129**	161	-19%
Adjusted operating margin	**14.5%**	17.9%	-3.4pts

Revenue growth (%)



Underlying
Acquisitions/ Disposals
Currency
Reported
0
0
-1
-1

Adjusted operating profit growth (%)



Underlying
Acquisitions/ Disposals
Currency
Reported
-20
0
0
-20

Revenues at Harcourt Education were flat against the prior year at constant currencies, whilst adjusted operating profits were 19% lower, or 20% lower before minor disposals. Adjusted operating margin was 3.4 percentage points lower at 14.5% largely reflecting sales and marketing investment ahead of the much stronger 2007 adoption market, sales mix and the impact of the underperformance in Assessment.

The Harcourt US K-12 basal and supplemental businesses have performed well both achieving 1% revenue growth in a US textbook market estimated to be down around 6%. (The weaker market reflects the state textbook adoption cycle and reduced spending by elementary schools in non-adoption states partly as a result of significant prior year spending on federally supported Reading First programmes.) Harcourt won the leading market share, at 38%, in new state textbook adoptions in which it participated, with great success from new publishing particularly in the secondary schools market in literature and language arts, science and social studies. A good market response to new publishing in the supplemental business, and more manageable backlist attrition, continues the recovery in this business as it replaces traditional supplemental product with more comprehensive intervention programmes, and reorientates sales and marketing activities from individual school to district level.

The assessment business saw revenues 4% lower reflecting the net loss of state testing contracts and lower catalog sales. Operational difficulties surrounding a major state testing contract and knock on effects on other contracts resulted in significant cost overruns. New management were appointed in the year and organisational changes made which are beginning to make a real difference to the business. Whilst revenues are expected to decline further due to lost contracts, the actions taken have positioned the business for a recovery in performance and margin this year and next.

The Harcourt Education International business saw revenues 1% higher. Strong growth in South Africa and in UK export sales were offset by a weak performance in a flat UK market.

The outlook for Harcourt Education is positive. The textbook adoption cycle has entered a strong growth phase, the new textbook programmes for 2007 are being well received in the market, and the pipeline is strong with a high level of development activity. The new publishing in the supplemental business is gaining momentum and Assessment is on a firm recovery path. Organisational changes in the business are expected to deliver increasingly integrated market strategies and significant further cost efficiencies.

↓ **Holt Online Learning** Holt, Rinehart and Winston has more than 3 million registered users of its online textbooks and programme resources. More than an online copy of our print books, these resources include dynamic and interactive tutorials and planning and assessment tools for US schools grades 6-12.



Reed Business

www.reedbusiness.com

Reed Business's online information services grew rapidly, more than compensating for print migration, and the exhibitions business again performed strongly

	2006 £m	2005 £m	Change at constant currencies
Revenue			
Reed Business Information	**896**	892	+1%
Reed Exhibitions	**522**	471	+12%
	1,418	1,363	+5%
Adjusted operating profit	**241**	214	+14%
Adjusted operating margin	**17.0%**	15.7%	+1.3pts

Revenue growth (%)



+5
0
-1
+4
Underlying
Acquisitions/ Disposals
Currency
Reported

Adjusted operating profit growth (%)



+14
0
-1
+13
Underlying
Acquisitions/ Disposals
Currency
Reported

↓ **New Scientist** has chronicled the way science and technology have transformed our understanding of the world and ourselves since 1956. New Scientist celebrated its fiftieth anniversary last year and sold over 200,000 copies worldwide of its special anniversary edition.



50TH ANNIVERSARY SPECIAL 1956-2006

Revenues and adjusted operating profits were 5% and 14% ahead respectively at constant currencies, with acquisitions and disposals having no overall effect on these growth rates. Adjusted operating margins were 1.3 percentage points higher, reflecting the strong growth in the exhibitions business and tight cost control.

At Reed Exhibitions, revenues were 12% higher, or 10% underlying. Strong growth was seen in key shows across the principal geographies in the US, Europe and Asia Pacific, with particularly good performances in Japan and in the international Midem entertainment and property shows held in Cannes. Whilst much of B2B marketing is moving online, the demand for exhibitions remains very strong as exhibitors and buyers place great value on physical meetings and events to balance other information sources and connections. Underlying profit growth was 16% including 6% from share of joint ventures cycling in. The net effect of other biennial shows cycling in and out is broadly neutral. The Sinopharm exhibitions acquired in a joint venture in China in 2005 are performing well ahead of plan and new shows are to be launched in 2007.

The Reed Business Information magazine and information businesses saw continued strong underlying growth in online services of over 20%, more than compensating for the 3% decline in print as the business migrates online. Overall RBI revenues were up 2% underlying. With 24% of revenues now from online services, the overall growth trajectory is encouraging. Adjusted operating profits were up 12% through continued action on costs as resources are rebalanced to the digital opportunity.

In the US, RBI underlying revenues were 2% lower. Online revenues are growing rapidly, particularly from advertising in community sites and new services, and are close to offsetting the print decline seen across most sectors. In the UK, RBI underlying revenues were up 6% reflecting the strong growth in online recruitment (up 39%) and online subscription services (up 17%). Online revenues now account for 41% of RBI UK revenues with strong growth and new launches set to increase this further. Print revenues benefited from innovative publishing and design. In continental Europe underlying revenues were up 3%, with again good growth in new online services and some further recovery in advertising markets. Revenues in Asia grew 6%.

As part of a repositioning of the portfolio, the US manufacturing product news tabloid business was sold during the year as well as a number of other titles and North American manufacturing shows. In January 2007 RBI acquired Buyerzone, a fast growing online service for matching vendors and buyers in procurement tendering that can be leveraged across RBI's categories.

The outlook for Reed Business is encouraging. Strong demand for online services, good growth in exhibitions and ongoing portfolio management are steadily repositioning the business for good long term growth.

Reed Elsevier combined businesses

	2006 £m	2005 £m	Change %	Change at constant currencies
Reported figures				
Revenue	**5,398**	5,166	+4%	+6%
Operating profit	**880**	839	+5%	+9%
Profit before tax	**721**	701	+3%	+8%
Net borrowings	**2,314**	2,694		
Adjusted figures				
Operating profit	**1,210**	1,142	+6%	+9%
Profit before tax	**1,052**	1,002	+5%	+9%
Operating cash flow	**1,152**	1,080	+7%	+7%
Operating margin	**22.4%**	22.1%		
Operating cash flow conversion	**95%**	95%		

Adjusted figures are presented as additional performance measures and are stated before the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term. Reconciliations between the reported and adjusted figures are provided in the notes to the combined financial statements.

Revenue growth (%)


+5
+1
-2
+4
Underlying
Acquisitions/ Disposals
Currency
Reported

Adjusted operating profit growth (%)


+8
+1
-3
+6
Underlying
Acquisitions/ Disposals
Currency
Reported

Revenue by geographical market


North America 57%
United Kingdom 11%
The Netherlands 4%
Rest of Europe 16%
Rest of World 12%

Revenue by geographical origin


North America 55%
United Kingdom 17%
The Netherlands 9%
Rest of Europe 13%
Rest of World 6%

Income statement

Revenue, at £5,398m, increased by 4%. At constant exchange rates, revenue was 6% higher, or 5% excluding acquisitions and disposals.

Reported figures

Reported operating profit, after amortisation of acquired intangible assets and acquisition integration costs, at £880m, was up 5%. The increase reflects the strong underlying operating performance, partly offset by the effect of a weaker US dollar hedge rate applicable for Elsevier journal subscription revenues and other currency translation effects.

The amortisation charge in respect of acquired intangible assets amounted to £297m, up £21m, principally as a result of recent acquisitions.

Acquisition integration costs amounted to £23m (2005: £21m). Net losses on business disposals and other non operating items were £1m (2005: net gain £2m).

The reported profit before tax, including amortisation of acquired intangible assets, acquisition integration costs and non operating items, at £721m, was up 3%.

The reported tax charge of £96m compares with a charge of £237m in the prior year principally reflecting favourable settlement of tax on prior year disposals and movements on deferred tax balances arising on unrealised exchange differences on long term inter-affiliate lending. These deferred tax movements are recognised in the income statement but are not expected to crystallise in the foreseeable future.

The reported attributable profit of £623m compares with a reported attributable profit of £462m in 2005, reflecting the strong operating performance and the lower reported tax charge.

Adjusted figures

Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2005 average and hedge exchange rates.

Adjusted operating profit, at £1,210m, was up 6%. At constant exchange rates, adjusted operating profits were up 9%, or 8% excluding acquisitions and disposals. Underlying operating margins improved by 0.7 percentage points. Overall adjusted operating margins, up 0.3 percentage points at 22.4%, were held back by the inclusion of lower margin acquisitions and currency effects, most particularly the year on year movement in hedge rates in Elsevier's journal subscriptions. (The net benefit of the Elsevier science journal hedging programme is lower in 2006 than in 2005 as the effect of the weaker US dollar is systematically incorporated within the three year rolling hedging programme.)

Within adjusted operating profit, the net pension expense (including the net pension financing items included within operating profit) was £20m lower than in the prior year principally reflecting a wider differential between the return on plan assets and interest on pension obligations. The charge for share based payments was £49m (2005: £57m). Restructuring costs, other than in respect of acquisition integration, were £21m (2005: £25m).

Net finance costs, at £158m, were £18m higher than in the prior year due to higher short term interest rates and the financing cost of acquisitions and the share repurchase programme, partly offset by the benefit of strong free cash flow.

Adjusted profit before tax was £1,052m, up 5% compared to the prior year. At constant exchange rates, adjusted profit before tax was up 9%.

Currency profile adjusted profit before tax


US dollar 44%
Sterling 18%
Euro 31%
Other 7%

The effective tax rate on adjusted earnings was 24.1% (2005: 24.6%). The effective tax rate on adjusted earnings excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.

The adjusted profit attributable to shareholders of £796m was up 6% compared to the prior year. At constant exchange rates, adjusted profit attributable to shareholders was up 9%.

Cash flows and debt

Adjusted operating cash flow was £1,152m, up 7%, and 7% at constant currencies. The rate of conversion of adjusted operating profits into cash flow was 95% (2005: 95%) reflecting the continuing focus on capital discipline and managing working capital as the business expands.

Capital expenditure included within adjusted operating cash flow was £196m (2005: £195m), including £108m in respect of capitalised development costs included within intangible assets. Spend on acquisitions was £171m including deferred consideration payable. An amount of £87m was capitalised as acquired intangible assets and £102m as goodwill. Acquisition integration spend in respect of these and other recent acquisitions amounted to £26m principally in respect of the MediMedia MAP integration. Disposal proceeds amounted to £48m.

Use of free cash flow


Dividends 45%
Buybacks 27%
Acquisitions (net of disposals) 18%
Retained free cash flow 10%

Free cash flow – after interest and taxation – was £817m, up £53m. Dividends paid to shareholders in the year amounted to £371m (2005: £336m). Share repurchases by the parent companies amounted to £217m. Additional shares of the parent companies were purchased by the employee benefit trust for £68m to meet future obligations in respect of share based remuneration. Net proceeds from share issuance under share option programmes were £93m.

Net borrowings at 31 December 2006 were £2,314m (2005: £2,694m), a decrease of £380m since 31 December 2005 principally due to foreign exchange translation effects following the significant weakening of the US dollar between the beginning and end of the year. These translation effects decreased net debt by £277m. Additionally, net debt benefited from the free cash flow less dividends and share buy backs and acquisition spend.

Gross borrowings after fair value adjustments at 31 December 2006 amounted to £3,006m, denominated mostly in US dollars, and were partly offset by the fair value of related derivatives of £173m and cash balances totalling £519m invested in short term deposits and marketable securities. After taking into account interest rate and currency derivatives, a total of 68% of Reed Elsevier's gross borrowings (equivalent to 88% of net borrowings) were at fixed rates and had a weighted average remaining life of 5.2 years and interest coupon of 5.2%.

The net pension deficit, ie pensions obligations less pension assets, at 31 December 2006 was £236m (2005: £405m). The reduction in the deficit of £169m principally arises from the good asset returns and the increase in long term corporate bond yields which are used to discount the pension obligations.

Capital employed and returns

The capital employed in the business at 31 December 2006 was £9,079m (2005: £9,705m), after adding back accumulated amortisation of acquired intangible assets and goodwill. The decrease of £626m principally arises from currency translation effects (£913m), most particularly from the weakening of the US dollar between 1 January and 31 December 2006, partly offset by acquisition spend of £163m and the lower net pension deficit.

The return on average capital employed in the year was 9.8% (2005: 9.4%). The improvement in the year reflects the good underlying profit growth and capital discipline

The return on average capital employed in the year was 9.8% (2005: 9.4%). This return is based on adjusted operating profits, less tax at the 24% effective rate, and the average of the capital employed at the beginning and end of the year retranslated at average exchange rates. The improvement in the year reflects the good underlying profit growth and capital discipline.

Return on capital employed (%)


9.0
9.4
9.8
04
05
06

Acquisitions typically dilute the overall return initially, but build quickly to deliver longer term returns well over Reed Elsevier's average for the business. The recent acquisitions made in the years 2004 to 2006 are delivering post tax returns in 2006 of 10%, 6% and proforma 5% respectively and continue to grow well.

Accounting policies

Introduction

The accounting policies of the Reed Elsevier combined businesses are described in the combined financial statements. The Reed Elsevier combined financial statements and the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV are presented in accordance with International Financial Reporting Standards (IFRS).

The most significant accounting policies in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgment, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions and taxation.

Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined. Allowances for product returns are deducted from revenues based on historical return rates. Where sales consist of two or more components that operate independently, revenue is recognised as each component is completed by performance, based on attribution of relative value.

Pre-publication costs incurred in the creation of content prior to production and publication are deferred and expensed over their estimated useful lives based on sales profiles. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees. Estimated useful lives generally do not exceed five years. Annual reviews are carried out to assess the recoverability of carrying amounts.

Development spend embraces investment in new product and other initiatives, ranging from the building of new online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other operating expenses of new products and services are expensed as incurred. The costs of building product applications and infrastructure are capitalised as intangible assets and amortised over their estimated useful lives. Impairment reviews are carried out annually.

Goodwill and intangible assets

Reed Elsevier's accounting policy is that, on acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Acquired intangible assets are capitalised and amortised systematically over their estimated useful lives, subject to annual impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the market positions of the acquired assets and the technological and competitive risks that they face. Certain intangible assets in relation to acquired science and medical publishing businesses have been determined to have indefinite lives. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

The carrying amounts of goodwill and indefinite lived intangible assets in each business are regularly reviewed for impairment at least twice a year. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment. An impairment review involves a comparison of the carrying value of the asset with estimated values in use based on latest management cash flow projections. Key areas of judgment in estimating the values in use of businesses are the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. Based on the latest value in use calculations, no goodwill or intangible assets were impaired as at 31 December 2006.

Share based remuneration

Share based remuneration is accounted for in accordance with IFRS 2 – Share Based Payment and is determined based on the fair value of an award at the date of grant, and is spread over the vesting period on a straight line basis, taking into account the number of shares that are expected to vest. The fair value of awards is determined at the date of grant by use of a binomial or Monte Carlo simulation model as appropriate, which requires judgments to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. The number of awards that are expected to vest requires judgments to be made regarding forfeiture rates and the extent to which performance conditions will be met. These assumptions are determined in conjunction with independent actuaries based on historical data and trends.

Pensions
Pension costs are accounted for in accordance with IAS19 – Employee Benefits.

Accounting for defined benefit pension schemes involves judgment about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the return on scheme assets and the rate at which the future pension payments are discounted. Estimates for these factors are used in determining the pension cost and liabilities reported in the financial statements. These best estimates of future developments are made in conjunction with independent actuaries. Each scheme is subject to a periodic review by the independent actuaries.

For defined contribution schemes, the net cost represents contributions payable.

Taxation
The Reed Elsevier combined businesses seek to organise their affairs in a tax efficient manner, taking account of the jurisdictions in which they operate. A number of acquisitions and disposals have been made in recent years giving rise to complex tax issues requiring management to use its judgment to make various tax determinations. Although Reed Elsevier is confident that tax returns have been appropriately compiled, the application and interpretation of tax legislation is subject to uncertainty and there are risks that further tax may be payable on certain transactions or that the deductibility of certain expenditure for tax purposes may be disallowed. Reed Elsevier's policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.

Reed Elsevier's policy in respect of deferred taxation is to provide in full for all taxable temporary differences using the balance sheet liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable based on forecasts of available taxable profits against which they can be utilised over the near term.

Treasury policies
The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies.

Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier's businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The boards of the parent companies agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below.

Liquidity
Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier Group plc's US operations means that the majority of debt is denominated in US dollars and is raised in the US debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier's policy is that no more than US$1.0bn of term debt issues should mature in any 12-month period. In addition, minimum levels of net debt with maturities over three years and five years are specified, depending on the level of the total borrowings.

After taking account of the maturity of committed bank facilities that back short term borrowing and after utilising available cash resources, at 31 December 2006, no borrowings mature in the next two years, 25% of borrowings mature in the third year, 24% in the fourth and fifth years, 37% in the sixth to tenth years, and 14% beyond the tenth year.

Maturity profile of borrowings


Year 3
Years 4 to 5
Years 6 to 10
After 10 years

In April 2006 Reed Elsevier renegotiated and amended the terms of its US$3.0bn committed credit facility. At 31 December 2006, Reed Elsevier had access to US$3.0bn (2005: US$3.0bn) of committed bank facilities, of which US$77m was drawn. These facilities principally provide back up for short term debt but also security of funding for future acquisition spend in the event that commercial paper markets are not available. All these committed facilities expire within two to three years (2005: two to three years).

Interest rate exposure management
Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only

to hedge an underlying risk and no net market positions are held.

At 31 December 2006, after taking account of interest rate and currency derivatives in a designated hedging relationship, US$3.8bn of Reed Elsevier's net debt was denominated in US dollars and net interest expense was fixed or capped on approximately US$2.7bn of forecast US dollar net debt for the next 12 months. This fixed or capped net debt reduces to approximately US$1.2bn by the end of the third year and reduces further thereafter with all but US$0.1bn of fixed rate term debt (not swapped back to floating rate) having matured by the end of 2012.

At 31 December 2006, fixed rate US dollar term debt (not swapped back to floating rate) amounted to US$1.3bn and had a weighted average life remaining of 8.3 years (2005: 6.7 years) and a weighted average interest coupon of 6.0%. Designated interest rate derivatives in place at 31 December 2006, which fix or cap the interest cost on an additional US$1.5bn (2005: US$0.7bn) of variable rate US dollar debt, have a weighted average maturity of 1.4 years (2005: 2.2 years) and a weighted average interest rate of 4.5%.

Foreign currency exposure management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the commercial situation of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts.

As at 31 December 2006, the amount of outstanding foreign exchange cover designated against future transactions was US$1.2bn.

Elsevier Reed Finance BV

Structure

Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group ("ERF"), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance and insurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA ("EFSA"), Elsevier Properties SA ("EPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

Activities

EFSA, EPSA and ERSA each focus on their own specific area of expertise.

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc's businesses operating in Continental Europe, South America, the Pacific Rim, China and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions and product development and manages cash pools and investments on their behalf. EPSA is responsible for the exploitation of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.

Major developments

In 2006, EFSA acted as arranger of a Euro Commercial Paper programme and a term debt issue on behalf of Reed Elsevier (Investments) plc, a subsidiary of Reed Elsevier Group plc, renegotiated various banking and cash management arrangements in Continental Europe and Asia and continued to provide advice to Reed Elsevier Group plc companies regarding interest and foreign currency exposures and electronic collections and payment solutions.

The average balance of cash under management in 2006, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.5bn.

Liabilities and assets

At the end of 2006, 88% (2005: 87%) of ERF's gross assets were held in US dollars and 10% (2005: 12%) in euros, including $8.5bn (2005: $8.1bn) and €0.8bn (2005: €0.9bn) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $1.3bn and short term debt of $0.8bn backed by committed bank facilities. Term debt is derived from a Swiss domestic public bond issue, bilateral term loans and private placements. Short term debt is primarily derived from euro and US commercial paper programmes.

Parent companies

Reed Elsevier PLC

Adjusted EPS


31.5p
33.6p
+7%
at reported currencies
+11%
at constant currencies
05
06

Dividends


14.4p
15.9p
+10%
05
06

Dividends in respect of the 2006 financial year

Reed Elsevier NV

Adjusted EPS


€0.70
€0.76
+9%
at reported currencies
+11%
at constant currencies
05
06

Dividends


€0.359
€0.406
+13%
05
06

Dividends in respect of the 2006 financial year

Reed Elsevier PLC	2006 £m	2005 £m	Change %	Change at constant currencies
Reported profit attributable	**320**	235	+36%	+43%
Adjusted profit attributable	**421**	399	+6%	+9%
Reported earnings per share	**25.6p**	18.6p	+38%	+44%
Adjusted earnings per share	**33.6p**	31.5p	+7%	+11%
Dividend per share	**15.9p**	14.4p	+10%	

Reed Elsevier NV	2006 €m	2005 €m	Change %	Change at constant currencies
Reported profit attributable	**458**	338	+36%	+42%
Adjusted profit attributable	**585**	551	+6%	+9%
Reported earnings per share	**€0.59**	€0.43	+37%	+44%
Adjusted earnings per share	**€0.76**	€0.70	+9%	+11%
Dividend per share	**€0.406**	€0.359	+13%	

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the "Reed Elsevier combined businesses"). The results of Reed Elsevier PLC reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% interest in Reed Elsevier NV.

Earnings per share
For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share were respectively up 7% at 33.6p (2005: 31.5p) and 9% at €0.76 (2005: €0.70). At constant rates of exchange, the adjusted earnings per share of both companies increased by 11% over the prior year.

Shares repurchased in the year under the annual share repurchase plan announced in February 2006 totalled 20.6 million ordinary shares of Reed Elsevier PLC and 13.4 million ordinary shares of Reed Elsevier NV. Taking into account the associated financing cost, these share repurchases are estimated to have added 0.5% to adjusted earnings per share in 2006.

The reported earnings per share for Reed Elsevier PLC shareholders were 25.6p (2005: 18.6p) and for Reed Elsevier NV shareholders were €0.59 (2005: €0.43).

Dividends
The equalised final dividends proposed are 11.8p per share for Reed Elsevier PLC and €0.304 per share for Reed Elsevier NV up 10% and 14% on the prior year respectively. This gives total dividends for the year of 15.9p and €0.406, up 10% and 13% on 2005 respectively. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.

Dividend cover, based on adjusted earnings per share and the total of the interim and proposed final dividend for the year, was 2.1 times for Reed Elsevier PLC and 1.9 times for Reed Elsevier NV. Measured for the combined businesses on a similar basis, dividend cover was 2.0 times.

Parent company financial statements
The individual parent company financial statements for Reed Elsevier PLC and Reed Elsevier NV continue to be prepared under UK GAAP. As permitted by 2:362 subsection 1 of The Netherlands Civil Code, UK GAAP may be adopted by Dutch companies with international operations for the preparation of financial statements and, accordingly, UK GAAP has been adopted by Reed Elsevier NV for its individual parent company financial statements, thereby ensuring consistency.

Key performance measures

The key financial performance measures used by Reed Elsevier and the bases of their calculation are as follows:

→ **Revenue** – as reported in the financial statements.

→ **Adjusted operating profit** – reported operating profit before amortisation of acquired intangible assets, acquisition integration costs, and share of taxation of joint ventures.

→ **Adjusted operating margin** – adjusted operating profit expressed as a percentage of revenue.

→ **Adjusted profit before tax** – reported profit before tax before amortisation of acquired intangible assets, acquisition integration costs, share of taxation of joint ventures, disposals and other non operating items.

→ **Effective tax rate on adjusted profit before tax** – reflects the tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets.

→ **Adjusted profit attributable to shareholders** – reported profit attributable to shareholders before amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term.

→ **Adjusted earnings per share** – adjusted profit attributable to shareholders of each parent company divided by the respective average number of ordinary shares in issue in the period.

→ **Adjusted operating cash flow** – cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to acquisition integration costs.

→ **Constant currency growth** – growth rates calculated using the prior year average and hedge exchange rates.

→ **Underlying growth** – constant currency growth rates excluding acquisitions and disposals.

→ **Return on capital employed** – adjusted operating profit less taxation (at the effective rate for the year) expressed as a percentage of capital employed, being the aggregate of gross goodwill and acquired intangible assets, property, plant and equipment, internally developed intangible assets, working capital, less net pension obligations and provisions.

The source data for calculating the key performance measures is obtained from the Reed Elsevier financial reporting system.

The adjusted figures are adopted as key performance measures since they measure performance without reference to non cash amortisation of intangible assets, mostly acquired in prior periods, which has no operational relevance to current performance. Acquisition integration expenses are excluded since they are a direct function of the relevant acquisition activity and not a reflection of ongoing operational performance. Underlying growth, excluding acquisitions and disposals, is measured to give a proper assessment of year on year organic growth without distortion for part year contributions. Constant currency growth is measured to give a better reflection of year on year performance before translation and other currency effects in arriving at the reported figures in the reporting currencies of the parent companies.

Performance in respect of the principal key performance measures for Reed Elsevier is described in the Chairman and Chief Executive's Report and the Operating and Financial Review above.

The derivations of adjusted operating profit, adjusted profit before tax, adjusted profit attributable, and adjusted operating cash flow are disclosed in the notes to the combined financial statements. The derivation of the adjusted earnings per share of the parent companies is shown in the notes to the Reed Elsevier PLC and Reed Elsevier NV consolidated financial statements.

Structure and corporate governance

Structure

Corporate structure
Reed Elsevier came into existence in January 1993, when Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two jointly owned companies, Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York, and Reed Elsevier NV's securities are listed in Amsterdam and New York.

Equalisation arrangements
Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between the two companies at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV.

Under the equalisation arrangements, Reed Elsevier PLC shareholders have a 52.9% economic interest in Reed Elsevier, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, other than in special circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

Corporate governance

Compliance with codes of best practice
The boards of Reed Elsevier PLC and Reed Elsevier NV have implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchanges of the United Kingdom, the Netherlands and the United States. The effect of this is that a standard applying to one will, where practicable and not in conflict, also be observed by the other.

The boards of Reed Elsevier PLC and Reed Elsevier NV support the principles and provisions of corporate governance set out in the Combined Code on Corporate Governance issued in July 2003 (the UK Code), including the revised Turnbull guidance issued in October 2005, and the Dutch Corporate Governance Code issued in December 2003 (the Dutch Code). Save as explained below, Reed Elsevier PLC, which has its primary listing on the London Stock Exchange, has complied throughout the period under review with the UK Code and Reed Elsevier NV, which has its primary listing on Euronext Amsterdam, has complied throughout the period under review with the Dutch Code.

The ways in which the relevant principles of corporate governance are applied and complied with within Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV are described below.

The boards

The boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV each comprise a balance of executive and non-executive directors who bring a wide range of skills and experience to the deliberations of the boards. All non-executive directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment.

All directors have full and timely access to the information required to discharge their responsibilities fully and efficiently. They have access to the services of the respective company secretaries, other members of Reed Elsevier's management and staff, and its external advisors. Directors may take independent professional advice in the furtherance of their duties, at the relevant company's expense.

In addition to scheduled board and board committee meetings held during the year, directors attend many other meetings and site visits. Where a director is unable to attend a board or board committee meeting, he or she is provided with all relevant papers and information relating to that meeting and is able to discuss issues arising with the respective chairman and other board members.

The boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. All the directors of Reed Elsevier Group plc are also directors of Reed Elsevier PLC and of Reed Elsevier NV. The Reed Elsevier PLC and Reed

Elsevier NV shareholders maintain their rights to appoint individuals to the respective boards, in accordance with the provisions of the Articles of Association of these companies. Subject to this, no individual may be appointed to the boards of Reed Elsevier PLC, Reed Elsevier NV (either members of the Executive Board or the Supervisory Board) or Reed Elsevier Group plc unless recommended by the joint Nominations Committee. Members of the Committee abstain when their own re-appointment is being considered.

In order to safeguard the agreed board harmonisation, the Articles of Association of Reed Elsevier NV provide that appointments of board members other than in accordance with nominations by the Combined Board, shall require a 2/3 majority if less than 50% of the share capital is in attendance. Given the still generally low attendance rate at shareholders meetings in the Netherlands, the boards believe that this qualified majority requirement is appropriate for this purpose.

On appointment and as required, directors receive training appropriate to their level of previous experience. This includes the provision of a tailored induction programme so as to provide newly appointed directors with information about the Reed Elsevier businesses and other relevant information to assist them in performing their duties. Non-executive directors are encouraged to visit the Reed Elsevier businesses to meet management and senior staff.

All Reed Elsevier PLC and Reed Elsevier NV directors are subject to retirement at least every three years, and are able then to make themselves available for re-election by shareholders at the respective Annual General Meetings. However, as a general rule, non-executive directors of Reed Elsevier PLC and members of the Reed Elsevier NV Supervisory Board serve on the respective board for two three year terms, although the boards may invite individual directors to serve up to one additional three year term.

Reed Elsevier PLC

The Reed Elsevier PLC board consists of six executive directors: Sir Crispin Davis – Chief Executive Officer, Mark Armour – Chief Financial Officer, Gerard van de Aast, Erik Engstrom, Andrew Prozes and Patrick Tierney, and eight independent non-executive directors: Jan Hommen (Chairman), Mark Elliott, Lisa Hook (from 18 April 2006), Cees van Lede, David Reid, Lord Sharman, Rolf Stomberg – senior independent non-executive director – and Strauss Zelnick. The board met five times during the year. Messrs Elliott, Reid and Stomberg were each unable to attend one meeting and Mr van Lede was unable to attend two meetings. Otherwise there was full attendance.

At the Reed Elsevier PLC Annual General Meeting to be held on 17 April 2007, Messrs Armour, Engstrom, Hommen and Stomberg and Lord Sharman will retire by rotation. Mr van Lede will retire at the conclusion of the Annual General Meeting and a resolution to appoint Robert Polet as a non-executive director will be submitted to the meeting. The Nominations Committee has recommended to the Board the re-appointment of the respective directors and the appointment of Mr Polet. Being eligible, they will each offer themselves for election.

Reed Elsevier NV

Reed Elsevier NV has a two-tier board structure comprising a Supervisory Board of nine members, all of whom are independent non-executives, and an Executive Board of six members. The Executive Board is responsible for the management of the company and the Supervisory Board supervises the Executive Board. The members of the Supervisory Board are Jan Hommen (Chairman), Dien de Boer-Kruyt, Mark Elliott, Lisa Hook (from 19 April 2006), Cees van Lede, David Reid, Lord Sharman, Rolf Stomberg and Strauss Zelnick.

The Executive Board comprises Sir Crispin Davis – Chief Executive Officer, Mark Armour – Chief Financial Officer, Gerard van de Aast, Erik Engstrom, Andrew Prozes and Patrick Tierney. In principle the Supervisory Board meets in the presence of the Executive Board (Combined Board). The boards met five times during the year. Messrs Elliott, Reid and Stomberg were each unable to attend one meeting and Mrs de Boer-Kruyt and Mr van Lede were each unable to attend two meetings. Otherwise there was full attendance at the meetings of the Executive and the Supervisory Boards.

At the Reed Elsevier NV Annual General Meeting to be held on 18 April 2007, Messrs Hommen and Stomberg and Lord Sharman will retire by rotation as members of the Supervisory Board. Mr van Lede will retire as a member of the Supervisory Board at the conclusion of the Annual General Meeting and a resolution to appoint Robert Polet as a member of the Supervisory Board will be submitted to the meeting. Messrs Armour and Engstrom will retire by rotation as members of the Executive Board. The Nominations Committee has recommended to the Combined Board the re-appointment of the respective directors and the appointment of Mr Polet. Being eligible, they will each offer themselves for election.

Reed Elsevier Group plc

The Reed Elsevier Group plc board consists of six executive directors: Sir Crispin Davis – Chief Executive Officer, Mark Armour – Chief Financial Officer, Gerard van de Aast, Erik Engstrom, Andrew Prozes and Patrick Tierney, and eight independent non-executive directors: Jan Hommen (Chairman), Mark Elliott, Lisa Hook (from 19 April 2006), Cees van Lede, David Reid, Lord Sharman, Rolf Stomberg – senior independent non-executive director – and Strauss Zelnick. The board met eight times during the year. Messrs Elliott, Reid and Stomberg were each unable to attend one meeting and Mr van Lede was unable to attend two meetings. Otherwise there was full attendance.

Mr van Lede will retire as a director on 18 April 2007. Subject to his appointment being approved at the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV, Mr Robert Polet will be appointed a director of Reed Elsevier Group plc on 18 April 2007.

Biographical information in respect of the current members of the boards is given on page 27 of the Reed Elsevier Annual Review and Summary Financial Statements 2006.

Elsevier Reed Finance BV
Elsevier Reed Finance BV has a two-tier board structure comprising a Supervisory Board and an Executive Board. The Supervisory Board during the year comprised Rudolf van den Brink – Chairman, Mark Armour and Dien de Boer-Kruyt, with the Management Board consisting of Willem Boellaard and Jacques Billy. Appointments to the Supervisory and Management Boards are made by the shareholders, in accordance with the company's Articles of Association. The Management Board and the Supervisory Board met three times during the year. Mrs de Boer-Kruyt was unable to attend one meeting, otherwise there was full attendance.

Board committees

In accordance with the principles of good corporate governance, the following committees, all of which have written terms of reference, have been established by the respective boards. The terms of reference of these committees are published on the Reed Elsevier website, www.reedelsevier.com.

Audit Committees
Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have established Audit Committees. The Committees comprise only non-executive directors, all of whom are independent. The Committees are chaired by Lord Sharman, the other members being Lisa Hook (from 24 July 2006), David Reid and Strauss Zelnick. A report of the Audit Committees, setting out the role of the Committees and their main activities during the year, appears on pages 32 and 33.

The Committees met five times during the year. Mr Reid was unable to attend one meeting and Mr Zelnick was unable to attend two meetings, otherwise there was full attendance.

The functions of an audit committee in respect of the financing activities are carried out by the supervisory board of Elsevier Reed Finance BV.

Corporate Governance Committee
Reed Elsevier PLC and Reed Elsevier NV have established a joint Corporate Governance Committee, which comprises only non-executive directors, all of whom are independent. The Committee is chaired by Jan Hommen, the other members being Dien de Boer-Kruyt, Mark Elliott, Lisa Hook (from 19 April 2006), Cees van Lede, David Reid, Lord Sharman, Rolf Stomberg and Strauss Zelnick. The Committee met twice during the year. Messrs van Lede and Reid and Mrs de Boer-Kruyt were each unable to attend one meeting, otherwise there was full attendance.

During the period the Committee reviewed ongoing developments and best practice in corporate governance and approved revised corporate governance policies reflecting current best practice. The Committee assessed the performance of individual executive directors and, led by the senior independent director, also assessed the performance of the Chairman. Using questionnaires completed by all directors, the Committee reviewed the functioning and constitution of the boards and their committees. Based on these assessments, the Committee believes that the performance of each director continues to be effective and that they demonstrate commitment to their respective roles in Reed Elsevier.

The Committee is also responsible for recommending the structure and operation of the various committees of the boards and the qualifications and criteria for membership of each Committee, including the independence of members of the boards.

The Combined Board of Reed Elsevier NV has adopted rules governing the functioning of the boards and the relationship with shareholders, reflecting the requirements of the Dutch Code, which are published on the Reed Elsevier website, www.reedelsevier.com.

Nominations Committee
Reed Elsevier PLC and Reed Elsevier NV have established a joint Nominations Committee, which provides a formal and transparent procedure for the selection and appointment of new directors to the boards. The Committee comprises a majority of independent non-executive directors. The Committee is chaired by Jan Hommen, the other members being Sir Crispin Davis – Chief Executive Officer, Cees van Lede, Lord Sharman and Rolf Stomberg. Although he is not independent, the boards believe that it is appropriate for the Chief Executive Officer to be a member of the Committee, since he provides a perspective which assists the Committee in nominating candidates to the board who will be able to work as a team with both the executive and non-executive directors. The Committee met four times during the year. Mr van Lede was unable to attend one meeting, otherwise there was full attendance.

The Committee's terms of reference include assuring board succession and making recommendations to the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc concerning the appointment or re-appointment of directors to, and the retirement of directors from, those boards. In conjunction with the Chairman of the Reed Elsevier Group plc Remuneration Committee and external consultants, the Committee is also responsible for developing proposals for the remuneration and fees for new directors. In recommending appointments to the Reed Elsevier NV Supervisory Board the Committee considers the knowledge, experience and background of individual directors and the Supervisory Board as a whole.

Based on the assessment by the Corporate Governance Committee of the qualifications and performance of each individual director, the Nominations Committee recommends the re-appointment of the directors seeking re-election at the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in 2007.

Remuneration Committee
Reed Elsevier Group plc has established a Remuneration Committee which comprises only independent non-executive directors. The Committee is chaired by Rolf Stomberg, and the other members who served throughout the year were Mark Elliott and Cees van Lede. During the year, the company decided to take advantage of the relaxations to the UK Code to be permitted under the updated Combined Code on Corporate Governance issued in June 2006. Accordingly, Jan Hommen, who was considered independent at the time of his appointment as Chairman of the Board in 2005, became a member of the Committee with effect from 24 July 2006. The Committee met six times during the year. Mr van Lede was unable to attend one meeting, otherwise there was full attendance.

The Committee is responsible for recommending to the board the remuneration in all its forms of executive directors of Reed Elsevier Group plc, and provides advice to the Chief Executive Officer on the remuneration of executives at a senior level below the board. It also makes recommendations to the board of Reed Elsevier PLC and to the Supervisory Board of Reed Elsevier NV regarding the remuneration of the executive directors of these companies.

The fees of non-executive directors of Reed Elsevier PLC and of the Supervisory Board members of Reed Elsevier NV are determined by the respective Boards of Directors, within the limits set out in the Articles of Association of the respective companies, as approved by shareholders.

A Directors' Remuneration Report, which has been approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV, appears on pages 34 to 51. This report also serves as disclosure of the directors' remuneration policy, and the remuneration and interests in shares of the directors of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV.

Relations with shareholders

Reed Elsevier PLC and Reed Elsevier NV participate in regular dialogue with institutional shareholders, and presentations on the Reed Elsevier combined businesses are made after the announcement of the interim and full year results. The boards of Reed Elsevier PLC and Reed Elsevier NV commission periodic reports on the attitudes and views of the companies' institutional shareholders and the results are the subject of formal presentations to the respective boards. A trading update is provided at the respective Annual General Meetings of the two companies, and towards the end of the financial year. The Annual General Meetings provide an opportunity for the boards to communicate with individual shareholders. The Chairman, the Chief Executive Officer, the Chief Financial Officer, the Chairmen of the board committees, other directors and a representative of the external auditors are available to answer questions from shareholders. The interim and annual results announcements and presentations, together with the trading updates and other important announcements and corporate governance documents concerning Reed Elsevier, are published on the Reed Elsevier website, www.reedelsevier.com. Reed Elsevier NV is a participant in the Dutch Shareholder Communication Channel (www.communicatiekanaal.nl) which facilitates proxy voting.

Internal control

Parent companies
The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. In relation to Reed Elsevier Group plc and Elsevier Reed Finance BV, the boards of Reed Elsevier PLC and Reed Elsevier NV approve the strategy and the annual budgets, and receive regular reports on the operations, including the treasury and risk management activities, of the two companies. Major transactions proposed by the boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the boards of both Reed Elsevier PLC and Reed Elsevier NV.

The Reed Elsevier PLC and Reed Elsevier NV Audit Committees meet on a regular basis to review the systems of internal control and risk management of Reed Elsevier Group plc and Elsevier Reed Finance BV.

Operating companies
The board of Reed Elsevier Group plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their system of internal control.

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended 31 December 2006 and up to the date of the approvals of the Annual Reports and Financial Statements 2006.

Reed Elsevier Group plc
Reed Elsevier Group plc has an established framework of procedures and internal controls, with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control, which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The board of Reed Elsevier Group plc has adopted a schedule of matters that are required to be brought to it for decision.

Reed Elsevier Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The Code also outlines confidential procedures enabling employees to report any concerns about compliance, or about Reed Elsevier's financial reporting practice. The Code is published on the Reed Elsevier website, www.reedelsevier.com.

Each division has identified and evaluated its major risks, the controls in place to manage those risks and the level of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel.

The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the board. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

The Reed Elsevier Group plc Audit Committee receives regular reports on the management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control matters. In addition, each division is required, at the end of the financial year, to review the effectiveness of its internal controls and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the board on any significant internal control matters arising.

Elsevier Reed Finance BV
Elsevier Reed Finance BV has established policy guidelines, which are applied for all Elsevier Reed Finance BV companies. The boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the boards. The internal control system of the Elsevier Reed Finance BV group is reviewed each year by its external auditors.

Annual review
As part of the year end procedures, the boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV review the effectiveness of the systems of internal control and risk management during the last financial year. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

In accordance with the Dutch Code, the boards have confirmed, subject to the above, that the respective risk management and control systems as regards financial reporting risks provide reasonable assurance that the financial reporting does not contain material inaccuracies and have functioned properly during the year.

Responsibilities in respect of the financial statements

The directors of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV are required to prepare financial statements as at the end of each financial period, which give a true and fair view of the state of affairs, and of the profit or loss, of the respective companies and their subsidiaries, joint ventures and associates. They are responsible for maintaining proper accounting records, for safeguarding assets, and for taking reasonable steps to prevent and detect fraud and other irregularities. The directors are also responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgments and estimates that are prudent and reasonable.

Applicable accounting standards have been followed and the Reed Elsevier combined financial statements, which are the responsibility of the directors of Reed Elsevier PLC and Reed Elsevier NV, are prepared using accounting policies which comply with International Financial Reporting Standards.

Going concern

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

US certifications

As required by Section 302 of the US Sarbanes-Oxley Act 2002 and by related rules issued by the US Securities and Exchange Commission, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and of Reed Elsevier NV certify in the respective Annual Reports 2006 on Form 20-F to be filed with the Commission that they are responsible for establishing and maintaining disclosure controls and procedures and that they have:

→ designed such disclosure controls and procedures to ensure that material information relating to Reed Elsevier is made known to them;

→ evaluated the effectiveness of Reed Elsevier's disclosure controls and procedures;

- → based on their evaluation, disclosed to the Audit Committees and the external auditors all significant deficiencies in the design or operation of disclosure controls and procedures and any frauds, whether or not material, that involve management or other employees who have a significant role in Reed Elsevier internal controls; and

- → presented in the Reed Elsevier Annual Report 2006 on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures.

A Disclosure Committee, comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers, provides assurance to the Chief Executive Officer and Chief Financial Officer regarding their Section 302 certifications.

Section 404 of the US Sarbanes-Oxley Act 2002 requires the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV to certify in the respective Annual Reports 2006 on Form 20-F that they are responsible for maintaining adequate internal control structures and procedures for financial reporting and to conduct an assessment of their effectiveness. The conclusions of the assessment of internal control structures and financial reporting procedures, which are unqualified, are presented in the Reed Elsevier Annual Report 2006 on Form 20-F.

Report of the Audit Committees

This report has been prepared by the Audit Committees of Reed Elsevier PLC and Reed Elsevier NV, in conjunction with the Audit Committee of Reed Elsevier Group plc, (the Committees) and has been approved by the respective boards.

The report meets the requirements of the Combined Code of Corporate Governance, issued by the UK Financial Services Authority.

Audit Committees

The main role and responsibilities of the Committees in relation to the respective companies are set out in written terms of reference and include:

(i) to monitor the integrity of the financial statements of the company, and any formal announcements relating to the company's financial performance, reviewing significant financial reporting judgments contained in them;

(ii) to review the company's internal financial controls and the company's internal control and risk management systems;

(iii) to monitor and review the effectiveness of the company's internal audit function;

(iv) to make recommendations to the board, for it to put to the shareholders for their approval in general meetings, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(v) to review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements; and

(vi) to develop and recommend policy on the engagement of the external auditor to supply non audit services, taking into account relevant ethical guidance regarding the provision of non audit services by the external audit firm, and to monitor compliance.

The Committees report to the respective boards on their activities identifying any matters in respect of which they consider that action or improvement is needed and making recommendations as to the steps to be taken.

The Reed Elsevier Group plc Audit Committee fulfils this role in respect of the publishing and information operating business. The functions of an audit committee in respect of the financing activities are carried out by the Supervisory Board of Elsevier Reed Finance BV. The Reed Elsevier PLC and Reed Elsevier NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the Reed Elsevier Group plc Audit Committee and the Elsevier Reed Finance BV Supervisory Board in this respect.

The Committees have explicit authority to investigate any matters within their terms of reference and have access to all resources and information that they may require for this purpose. The Committees are entitled to obtain legal and other independent professional advice and have the authority to approve all fees payable to such advisers.

A copy of the terms of reference of each Audit Committee is published on the Reed Elsevier website, www.reedelsevier.com.

Committee membership

The Committees each comprise at least three independent non-executive directors. The current members of each of the Committees are: Lord Sharman (Chairman of the Committees), Lisa Hook (from 24 July 2006), David Reid and Strauss Zelnick. Lord Sharman and David Reid are considered to have significant, recent and relevant financial experience.

Lord Sharman (63), a chartered accountant, spent his professional career at KPMG and now serves as non-executive Chairman of Aviva PLC and Aegis Group plc. He is a member of the Supervisory Board of ABN-AMRO NV and a non-executive director of BG Group plc. He was elected UK senior partner of KPMG in 1994 and served as Chairman of KPMG Worldwide between 1997 and 1999. Lisa Hook (48) is the president and chief executive officer of Sun Rocket Inc; she was previously the president of AOL Broadband, Premium and Developer Services. David Reid (60), a chartered accountant, was appointed non-executive Chairman of Tesco PLC in April 2004. Prior to this appointment, he was executive Deputy Chairman, with responsibility for strategy, business development and international operations; he was previously the finance director of Tesco PLC. Strauss Zelnick (49) is the founder of Zelnick Media Corporation. He is Chairman of Columbia Music Entertainment Inc, Direct Holdings Worldwide LLC and OTX Corporation. Prior to founding Zelnick Media he was President and Chief Executive Officer of BMG Entertainment.

Appointments to the Committees are made on the recommendation of the Nominations Committee and are for periods of up to three years, extendable by no more than two additional three-year periods, so long as the member continues to be independent. Details of the remuneration policy in respect of members of the Committees and the remuneration paid to members for the year ended 31 December 2006 are set out in the Directors' Remuneration Report on pages 34 to 51.

Committee activities

The Committees typically hold meetings five times a year: in January, February, June, July and December, and report on these meetings to the respective boards at the next board meetings. The principal business of these meetings includes:

→ January: review of critical accounting policies and practices, and significant financial reporting issues and judgments made in connection with the annual financial statements; review of internal control effectiveness; reviewing and approving the internal audit plan; review of internal audit findings

→ February: review and approval of annual financial statements, results announcement and related formal statements; review of external audit findings

→ June: monitoring and assessing the qualification, performance, expertise, resources, objectivity and independence of the external auditors and the effectiveness of the external and internal audit process; agreeing the external audit plan; reviewing significant financial reporting issues and judgments arising in connection with the interim financial statements; review of risk management activities; review of report from external auditors on control matters; review of internal audit findings

→ July: review and approval of the interim financial statements, results announcement and related formal statements; review of external audit findings; review of internal audit findings

→ December: review of year end financial reporting and accounting issues; review of significant external financial reporting and regulatory developments; review of external audit findings to date; review of internal audit findings.

The Audit Committee meetings are typically attended by the chief financial officer, group chief accountant, director of internal audit and senior representatives of the external auditors. Additionally, the managing director and senior representatives of the external auditors of Elsevier Reed Finance BV attend the July and February meetings of the parent company Audit Committees. At two or more of the meetings each year, the Committees additionally meet separately with the external auditors without management present, and also with the director of internal audit.

In discharging their principal responsibilities in respect of the 2006 financial year, the Committees have:

(i) received and discussed reports from the Reed Elsevier Group plc group chief accountant that set out areas of significance in the preparation of the financial statements, including: review of the carrying values of goodwill and intangible assets for possible impairment, review of estimated useful lives of intangible assets, accounting for pensions and related assumptions, accounting for share based remuneration and related assumptions, accounting treatment for acquisitions and disposals, application of revenue recognition and cost capitalisation, accounting for derivatives, review of tax reserves and provisions for lease obligations.

(ii) reviewed the critical accounting policies and compliance with applicable accounting standards and other disclosure requirements and have received regular update reports on accounting and regulatory developments.

(iii) received and discussed regular reports on the management of material risks and reviewed the effectiveness of the systems of internal control. As part of this review, detailed internal control evaluation and certification is obtained from management across the operating businesses, reviewed by internal audit and discussed with the Committees.

(iv) received and discussed regular reports from the director of internal audit summarising the status of the Reed Elsevier risk management activities and the findings from internal audit reviews and the actions agreed with management. An area of focus in 2006 has been to review the progress in addressing the requirements of Section 404 of the US Sarbanes-Oxley Act relating to the documentation and testing of internal controls over financial reporting.

(v) reviewed and approved the internal audit plan for 2006 and monitored execution. Reviewed the resources and budget of the internal audit function.

The external auditors have attended all meetings of the Committees. They have provided written reports at the June, July, December and February meetings summarising the most significant findings from their audit work. These reports have been discussed by the Committees and actions agreed where necessary.

The external auditors have confirmed their independence from management and compliance with the Reed Elsevier policy on auditor independence. This policy sets out inter alia the requirements for rotation of the lead, review and other senior partners, as well as guidelines for the provision of permitted non audit services. The Committees have reviewed and agreed the non audit services provided by the external auditors, together with the associated fees. The external auditors' fees for audit services have been reviewed and approved by the Committees.

At their meeting in June 2006, the Committees conducted a formal review of the performance of the external auditors and the effectiveness of the external audit process. Based on this review, and on their subsequent observations on the planning and execution of the external audit for the year ended 31 December 2006, the Committees have recommended to the respective boards that resolutions for the re-appointment of the external auditors be proposed at the forthcoming Annual General Meetings.

The effectiveness of the process for internal audit activities and of the operation of the Audit Committees was reviewed in December.

Lord Sharman of Redlynch

Chairman of the Audit Committees
14 February 2007

Directors' remuneration report

This report provides Reed Elsevier's statement of how it has applied the principles of good governance relating to Directors' remuneration and communicates its policies and practices on executive remuneration to shareholders. It has been prepared by the Remuneration Committee (the "Committee") of Reed Elsevier Group plc and approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV.

In accordance with the UK Directors' Remuneration Report Regulations 2002 (the UK Regulations) and the Dutch Corporate Governance Code issued in December 2003 (the Dutch Code), resolutions will be submitted to the respective Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV to approve this report and the remuneration policy as set out below.

Membership of the Remuneration Committee

Throughout 2006, the Committee consisted wholly of independent non-executive directors: Rolf Stomberg ("Chairman"), Mark Elliott, Cees van Lede and, with effect from 24 July 2006, the Chairman of Reed Elsevier, Jan Hommen, whose appointment is in line with the revision to the Combined Code. At the invitation of the Chairman, the Chief Executive Officer attends the meetings of the Committee except when his own remuneration is under consideration.

The contents of this report

For greater clarity, the main body of this report (Sections A and B) is focused on pay policy and practice for executive directors (pages 34 to 41) and non-executive directors (pages 41 and 42). Section C (pages 42 to 51 forming part of this report) deals with the auditable disclosures and other regulatory requirements. The framework of the report is as follows:

Section A Executive directors

a. Remuneration policy and objectives
b. Remuneration in practice
c. 2006 payments
d. 2006 awards
e. Shareholding requirement
f. Service contracts
g. Policy on external appointments

Section B Non-executive directors

a. Policy
b. Fee levels

Section C Statutory disclosures

A. Executive directors

(a) Remuneration policy and objectives

Our remuneration policy has been designed to meet the needs of a group of global business divisions, each of which operates internationally by line of business. In order to support this business structure, it is essential to have a remuneration policy which:

→ aids the attraction and retention of the best executive talent from anywhere in the world; and
→ underpins Reed Elsevier's demanding performance standards.

The challenges and demands created by the need for global market competitiveness as well as for internal consistency have led the Committee to apply a common and consistent set of standards to the design and operation of its incentive plans, including the level of incentive opportunity.

The Committee believes that in order to meet its remuneration objectives, the remuneration of executive directors should comprise a balance between fixed and variable (performance-related) pay elements with the greater proportion of potential reward being linked to performance. For superior performance, some 60% of each director's total target remuneration is performance-related.

The Committee regularly reviews remuneration policy to ensure that it is sufficiently flexible to take account both of future changes in Reed Elsevier's business operations and environment and of key developments in remuneration practice. Consequently, the policy set out in this report has applied during 2006 and will apply in 2007 subject to any necessary changes. Any changes will be described in full in future reports.

Remuneration objectives

The principal objectives of the policy are to attract and motivate executives of the highest calibre and experience, who are capable of shaping and executing strategy and delivering shareholder value in a competitive and increasingly global employment market. The Committee believes that this requires the following:

→ A pay and benefits package which is competitive with packages offered by other leading multinational companies operating in global markets, i.e. one which provides upper quartile total remuneration for the sustained delivery of superior levels of performance.

→ A reward structure that links individual performance, company performance and parent company share price performance so as to align the interests of the directors with those of the group as a whole and its shareholders.

→ An approach to performance management that stimulates enhanced performance by directors, recognises their individual contribution to the attainment of our short- and longer-term results and also encourages the teamwork which is essential to achieve the long term strategic objectives.

Base salary and the Annual Incentive Plan (AIP) aim to position the executive within the relevant market for executive talent and to provide a focus on the delivery of our shorter term strategic objectives.

The Executive Share Option Scheme (ESOS) and Long Term Incentive Scheme (LTIS) encourage a focus on longer term earnings growth and total shareholder return and increase executives' alignment with shareholders' interests.

The Committee believes that the main driver of long term shareholder value is sustained growth in profitability. In relation to shareholders, the primary measure of profitability is growth in adjusted earnings per share which is supported, at an operational level, by the measures of revenue growth, profitability, cash generation and return on invested capital. In addition, recognising shareholders' preference for longer term incentive arrangements to include a performance measure based on shareholder return, a further measure of total shareholder return relative to a focused peer group applies to awards made under the LTIS from 2006. These measures are integrated into our reward structure. In all cases, payments are made against a sliding scale of performance achievement, since this is the most direct way to link pay with performance.

(b) Remuneration in practice
The Committee's practice is to review the market competitiveness of base salary on the following basis:

→ UK-based directors against FTSE 50 companies (excluding financial services); and

→ US-based directors (or directors on US-market based reward packages) against US Media Industry companies.

Benefits, including medical and retirement benefits, are positioned to reflect local country practice. UK directors are eligible to participate in the all-employee SAYE (savings related) share option scheme.

Recognising the more global approach to the design of its incentive plans, referred to earlier, the annual and longer term incentive plans for executive directors are operated with common incentive opportunity levels, irrespective of geographical location.

In relation to long term incentives, the performance measures are tested once at the end of the specific performance period and are not subsequently re-tested.

This overall approach is set out in greater detail below with reference to the individual elements of the reward package for executive directors:

Base salary
→ Salaries are reviewed annually to take account of two factors: firstly, market movement and individual performance during the previous year; secondly, the increased and sustainable contribution of the individual to the group which may position the individual at a higher value relative to the market. The review of an individual salary does not automatically result in an increase to that salary.

Annual Incentive Plan (AIP)
→ Based on achievement of financial performance targets set against the critical measures of revenue growth, profit, cash generation and key performance objectives (KPOs).

→ Directors have a target bonus opportunity of 90% of salary, which is payable for the achievement of highly stretching financial targets, (which align with the annual budget and the parent companies' minimum 10% constant currency adjusted EPS objective), and for outstanding performance against KPOs. For 2007, a maximum of 150% of salary could be paid for exceptional performance (for 2006 this was 110%). All targets are approved by the Committee at the beginning of the year.

→ The target 90% bonus opportunity is allocated as follows, as a percentage of salary:

- Revenue	27%
- Profit	27%
- Cash Flow Conversion Rate	9%
- KPOs	27%

The four elements are measured separately, such that there could be a pay-out on one element and not on others.

→ For 2007, payment against each financial performance measure will only commence if a threshold of 97.5% of the target is achieved (for 2006 this was 94%).

→ Each director is typically set around six KPOs. These represent critical, non-financial priorities, for which they are accountable. Against each objective, a number of measurable "milestone targets" are defined. These must be achieved during the annual performance period for the KPO payout to be made.

Bonus Investment Plan (BIP)
→ Designed to encourage increased personal shareholding by the participant.

→ Directors and other designated key senior executives may invest up to half of any payment they receive under the AIP in shares of Reed Elsevier PLC or Reed Elsevier NV.

→ Subject to continued employment, and to their retaining these investment shares during a three-year performance period, they will be awarded an equivalent number of matching shares.

→ The award of matching shares is dependent on the achievement of a performance condition. In 2006, this was the achievement of at least 6% per annum compound growth in the average of Reed Elsevier PLC and Reed Elsevier NV adjusted EPS – measured at constant exchange rates over the three year vesting period.

Executive Share Options (ESOS)

→ Annual grants of options are made over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price at date of grant.

→ The level of option grant and the performance conditions are determined and reviewed by the Committee annually.

→ The standard performance condition, which governs the size of grant for all participants, relates to the compound annual growth in adjusted EPS (at constant currencies) over the three years prior to grant. The Target Grant Pool for all participants is defined with reference to share usage during the base year of 2003, as follows:

Adjusted EPS Growth (constant currencies) per annum	Target Grant Pool (as a % of 2003 Grant)
Less than 6%	50%
6% or more	75%
8% or more	100%
10% or more	125%
12% or more	150%

→ The awards made to executive directors are subject to an annual maximum of three times base salary. The awards are subject to the following three performance criteria:

→ On grant
- corporate performance as measured by adjusted EPS growth in accordance with the criteria above, and

- individual performance over the three year period prior to grant;

→ On vesting
- a further performance condition such that the compound growth in adjusted EPS (at constant currency) during the three years following grant must be at least 6% per annum. There is no retesting of the performance condition.

→ The combination of the tests on grant and vesting requires sustained high level profit growth over a continuous six year period in respect of each individual grant to executive directors.

→ Options are normally exercisable between three and ten years from the date of grant.

Long term Incentive (LTIS)

In line with its previous commitment to shareholders the Committee reviewed the operation of the LTIS in 2006 and shareholders approved changes to its operation which apply to awards made from 2006.

→ All executive directors will be eligible to receive an annual grant of performance shares with a target value of around 135% of salary. (Lower levels of grant will apply to other senior executives invited to participate in the LTIS).

→ Awards consist solely of performance shares.

→ In addition to achieving a demanding EPS performance target over a three year performance period, an additional TSR performance target over the same three year period is also applied.

The minimum level of compound adjusted EPS growth (at constant currencies) will continue to be 8% per annum, with maximum vesting (under the EPS measure) being achieved for growth of 12% per annum. Any award earned through EPS performance may then be increased in line with Reed Elsevier's TSR performance against a comparator group over the three year period. No increase will be applied for TSR performance which is below median, and the maximum increase will be applied at upper quartile of TSR achievement. No award will be made to participants if Reed Elsevier fails to achieve the minimum threshold of 8% per annum adjusted EPS growth (at constant currencies), irrespective of the associated TSR performance.

The effect of the combination of these two measures is shown in the following table, which sets out the potential payment as a percentage of the initial target award:

LTIS Performance Schedule

	TSR Ranking			
Adjusted EPS Growth (constant currencies) per annum	Below median	Median	62.5 percentile	Upper quartile
Below 8%	0%	0%	0%	0%
8%	28%	35%	42%	49%
10%	80%	100%	120%	140%
12% and over	108%	135%	162%	189%

For executive directors, the target award of 135% of salary could therefore be increased to a maximum of around 255% of salary (135% x 189%). Any shares which vest will be treated as attracting dividends during the performance period. This could increase the maximum to around 270% of salary depending on dividend payments.

The Committee considers this performance condition to be tougher than normal UK practice because the TSR element can improve the reward to participants if, but only if, the adjusted EPS test has first been achieved.

→ Reed Elsevier's TSR will be tested against a selected international group of competitor companies over a three year period. For awards made in 2007, these companies will be as follows:

The Thomson Corporation	United Business Media
McGraw Hill	Fair Isaac
Reuters Group	John Wiley & Sons
Pearson	DMGT
Wolters Kluwer	Lagardere
ChoicePoint	Dun & Bradstreet
EMAP	WPP
Informa	Taylor Nelson
Dow Jones	

Note: VNU became a private company during 2006 and has been removed from the peer group.

The TSR of Reed Elsevier and each of the comparator companies will be calculated in the currency of its primary listing, which the Committee considers to be the fairest test of management's relative performance. Reed Elsevier's TSR will be taken as a simple average of the TSR of Reed Elsevier PLC and Reed Elsevier NV.

→ The Committee continues to have full discretion to reduce or cancel awards granted to participants based on its assessment as to whether the EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in inflation as well as individual performance.

Retirement benefits

→ The Committee reviews retirement benefit provision in the context of the total remuneration package for each director, bearing in mind their age and service and against the background of evolving legislation and practice in the group's major countries of operation.

→ Base salary is the only pensionable element of remuneration.

→ The three UK-based executive directors are provided with conventional UK defined benefit pension arrangements targeting two thirds (Sir Crispin Davis 45%) of salary at a normal retirement age of 60. The targeted pension is provided through a combination of:

- the main UK Reed Elsevier Pension Scheme for salary restricted to a cap, determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap, and

- Reed Elsevier's unfunded unapproved pension arrangement for salary above the cap.

→ P. Tierney and A. Prozes are covered by a mix of defined benefit and defined contribution arrangements. In accordance with US legislation, these directors have no defined retirement age. Reed Elsevier pays an annual contribution of 19.5% of salary to E. Engstrom's personal pension plan.

→ These arrangements are set out in further detail on page 44.

(c) 2006 payments

In this section, we set out the base annual salary paid to executive directors during 2006, the annual incentive payment made in respect of 2006, and any gains which they have made during 2006 under any of the long term incentive plans.

(i) Base salary for 2006

The annual salary increases made to executive directors with effect from 1 January 2006 were consistent with US and UK norms, respectively, for increases paid to senior executives during 2006. The increases to US-based executives were in a range from 3% to 7%; the increases to UK-based executives were in a range from 4% to 6%, except in the case of Mr. van de Aast, who was given an increase to align him more appropriately to the global market within which he operates, rather than to the UK market, which accounts for less than 20% of his business.

Because of the many countries in which we operate, there is no practical basis on which to compare directors' pay increases with those of other employees. However, the same factors, in terms of market, personal contribution and performance determine the level of increase across all employee populations globally.

Directors' remuneration report
continued

	Annual Salary 2006	Annual Salary 2005
G J A van de Aast	**£526,500**	£430,000
M H Armour	**£561,750**	£535,000
Sir Crispin Davis	**£1,081,600**	£1,040,000
E Engstrom	**$1,092,000**	$1,040,000
A Prozes	**$1,112,800**	$1,040,000
P Tierney	**$1,071,200**	$1,040,000

(ii) Annual Incentive Plan Payments for 2006
In assessing the level of bonus payments for 2006, the Committee noted the following performances.

	Percentage change over 2005 at constant exchange rates				
Measure	Elsevier	LexisNexis	Harcourt	Reed Business	Reed Elsevier
Revenue	+8%	+8%	0%	+5%	+6%
Adjusted operating profit	+10%	+13%	-19%	+14%	+9%

	Payments made for 2006 (paid in March 2007)	% of salary
G J A van de Aast	**£538,862**	102.35%
M H Armour	**£488,790**	87.01%
Sir Crispin Davis	**£919,360**	85.00%
E Engstrom	**$996,068**	91.22%
A Prozes	**$1,052,998**	94.63%
P Tierney	**$391,631**	36.56%

The 2006 financial results were encouraging, with 6% revenue growth (at constant currencies), improved underlying margins, and adjusted operating profits up 9% (at constant currencies). We have also delivered strong cash generation and higher returns on invested capital. Organic revenue growth was 5%, with good growth in Elsevier, LexisNexis and Reed Business and flat revenues in Harcourt Education in a weaker market. Organic adjusted operating profit growth was 8% with underlying margin improvement in Elsevier, LexisNexis and Reed Business. The revenue growth benefits from a 10% increase in digital revenues representing the payback on the continuing investment in new electronic product, innovative marketing and expanded sales coverage. The 0.7 percentage point improvement in underlying margin reflects the revenue growth and the continuing focus on cost across the business. The quality of the earnings is underpinned by our strong cash flow in 2006, with 95% of adjusted operating profits converting into cash.

In addition, the directors were generally assessed as having delivered a strong performance against their KPOs, resulting in positive business momentum and an overall promising business outlook going into 2007.

(iii) Gains made under Long term Incentive Plans during 2006

ESOS
The following gains were made by executive directors in relation to share options over ordinary shares in Reed Elsevier PLC (PLC) and Reed Elsevier NV (NV) exercised during 2006:

	No. of options exercised	Share type	Option price	Market price	Gain
Gerard van de Aast	81,728	PLC	451.50p	565.00p	£92,761
	58,191	NV	€9.34	€12.11	€161,189
Pat Tierney	25,000	PLC	451.50p	559.00p	£26,875
	16,000	NV	€9.34	€12.90	€56,960

BIP

The first cycle under the Bonus Investment Plan (BIP) was launched in 2003 and therefore the first matching shares vested to participants in 2006.

Accordingly, the following numbers of shares were transferred under the terms of the BIP, to the following executive directors.

	No. of matching shares vested	Share type	Market price on date of vesting	Value
Mark Armour	11,327	PLC	545.50p	£61,789
	8,030	NV	€11.70	€93,951
Sir Crispin Davis	22,731	PLC	545.50p	£123,998
	16,115	NV	€11.70	€188,546
Andrew Prozes	20,040	PLC	545.50p	£109,318
	14,552	NV	€11.70	€170,258
Gerard van de Aast	12,057	NV	€11.70	€141,067

LTIS

→ The 2004–2006 cycle of the LTIS will be tested as at the vesting date of 2 March 2007 and the first awards under this plan will be made in March 2007.

→ For the performance period 2004-06, awards to executive directors under the LTIS were made in February 2004 in respect of 5.5 times salary in conventional market price options and 2.5 times salary in performance shares.

→ The performance condition governing the vesting of those awards was as follows:
- at 8% compound annual growth in adjusted EPS (at constant currency), 25% of the awards vest;
- at 10% growth, 100% vest;
- at 12% growth, 125% of the awards vest.

Awards vest on a straight line basis between each of these points. There is no provision for retesting of the performance condition.

The Committee assessed both the earnings growth and the quality of earnings in order to determine whether the performance condition had been achieved. Reed Elsevier's performance throughout the 2004–06 performance period continued to show good revenue growth, continuous margin improvement, strong cash generation and growing returns on capital. On average over the period, Reed Elsevier succeeded in delivering against its targeted adjusted earnings per share growth of a minimum of 10% at constant currencies. Increasing profitability and capital discipline drove the post tax return on capital employed to 9.8% in 2006, which was 0.4 percentage points ahead of 2005. This was the fifth successive year of growth in returns. Acquisitions have continued to accelerate the strategy in e-health, legal solutions, risk management and business online, and are on track to deliver a return on capital in excess of Reed Elsevier's weighted average cost of capital within three years, with good growth in returns expected thereafter. The Remuneration Committee therefore considers that the adjusted EPS growth achieved is a fair reflection of the progress of the business and has approved that the average compound annual growth rate in adjusted EPS at constant exchange rates over the 2004–06 performance period is 10.17%, which means that 102.125% of the target awards will vest.

Directors' remuneration report
continued

Accordingly, the following numbers of options will become exercisable and the following numbers of shares will be transferred on reaching the vesting date, under the terms of the 2004-06 LTIS, to the following executive directors:

	Share Type	No. of Shares	No. of Share Options	Option Price
G J A van de Aast	PLC	106,342	233,955	487.25p
	NV	73,023	160,651	€10.57
M H Armour	PLC	132,036	290,481	487.25p
	NV	90,666	199,467	€10.57
Sir Crispin Davis	PLC	259,825	571,616	487.25p
	NV	178,416	392,516	€10.57
E Engstrom	PLC	147,801	325,163	478.00p
	NV	102,165	224,766	€10.30
A Prozes	PLC	138,435	304,558	487.25p
	NV	95,061	209,133	€10.57
P Tierney	PLC	89,982	197,962	487.25p
	NV	61,789	135,936	€10.57

During 2006, Mr Engstrom received shares to the value of £440,970 on the vesting of restricted shares awarded to him in 2004 as part of his initial recruitment arrangements, which were set out in the Annual Reports and Financial Statements 2004.

(d) 2006 awards
In this section, we set out the new awards made to executive directors during 2006 under the terms of our long term incentive plans.

LTIS awards, ESOS grants made in the year and executive directors' elections under the Bonus Investment Plan (BIP) are shown in the following table.

	Share Type	LTIS Awards	ESOS Share Options		BIP Matching Shares
		No. of Shares	No. of Shares	Option Price	No. of shares
G J A van de Aast	PLC	70,364	127,662	530.50p	18,633
	NV	46,332	85,775	€11.47	12,311
M H Armour	PLC	75,075	158,836	530.50p	21,653
	NV	49,434	106,720	€11.47	14,306
Sir Crispin Davis	PLC	144,550	305,824	530.50p	42,092
	NV	95,181	205,480	€11.47	27,810
E Engstrom	PLC	82,092	178,895	530.50p	–
	NV	54,055	120,198	€11.47	29,442
A Prozes	PLC	83,656	182,303	530.50p	26,400
	NV	55,085	122,487	€11.47	17,636
P Tierney	PLC	80,528	175,488	530.50p	8,124
	NV	53,025	117,908	€11.47	5,426

(e) Shareholding requirement
Participants in the LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. Following shareholders' approval of the revised terms of the LTIS in 2006, the shareholding requirement for the Chief Executive Officer is now three times salary (previously 1.5 times salary) and for other executive directors is two times salary (previously 1.5 times salary). These increased shareholding requirements must be met by February 2009 at the latest.

Details of directors' shareholdings, as at 31 December 2006, are set out on page 51.

(f) Service contracts

Executive directors are employed under service contracts which generally provide for one year's notice and neither specify a pre-determined level of severance payment nor contain specific provisions in respect of change in control.

The service contracts for executive directors (and for approximately 130 other senior executives) contain the following provisions:

- → covenants which prevent them from working with specified competitors, recruiting Reed Elsevier employees and soliciting Reed Elsevier customers for a period of 12 months after leaving employment;
- → in the event of their resigning, they will immediately lose all rights to any outstanding awards under the LTIS, ESOS and BIP granted from 2004 onwards, including any vested but unexercised options; and
- → in the event that they were to join a specified competitor within 12 months of termination, any gains made in the six months prior to termination on the exercise or vesting of an LTIS, ESOS and BIP award made from 2004 onwards shall be repayable.

(g) Policy on external appointments

The Committee believes that the experience gained by allowing executive directors to serve as non-executive directors on the boards of other organisations is of benefit to Reed Elsevier. Accordingly, executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies (of which only one may be to the board of a major company) and they may retain remuneration arising from such appointments.

- → Sir Crispin Davis is a non-executive director of GlaxoSmithKline plc and received a fee of £70,000 during 2006.
- → Erik Engstrom was a non-executive director of Eniro AB (until 5 April 2006) and received a fee of SEK75,000 (£5,527) during 2006.
- → Andrew Prozes is a non-executive director of the Cott Corporation and received a fee of $56,000 (£30,435) during 2006.
- → Gerard van de Aast is a non-executive director of OCE NV (since 1 May 2006) and received a fee of €23,342 (£15,879) during 2006.

B. Non-executive directors

(a) Policy

Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the board of a dual-listed global business and with a balance of personal skills which will make a major contribution to the boards and their committee structures.

With the exception of G J de Boer-Kruyt, who serves only on the supervisory board of Reed Elsevier NV, non-executive directors, including the Chairman, are appointed to the boards of Reed Elsevier Group plc, Reed Elsevier PLC and the supervisory board of Reed Elsevier NV.

Non-executive directors' remuneration is determined by the three boards as appropriate to the director concerned. The primary source for comparative market data is the practice of FTSE50 companies, although reference is also made to AEX companies.

Non-executive directors, including the Chairman, serve under letters of appointment, do not have contracts of service and are not entitled to notice of, or payments following, termination.

In 2005 the Reed Elsevier Group plc board introduced a charity donation matching programme for non-executive directors. Under the policy, where a non-executive director donates all or part of their fees to a registered charity, the Company may, at its sole discretion, make a matching donation to any charity, provided the charity's objectives are judged to be appropriate and are not political or religious in nature. Messrs Reid, Zelnick and van Lede each donated a proportion of their fees in respect of 2006 to charity and, in accordance with the programme, the Company made matching charitable donations of £22,500, £42,065 and £20,408, respectively.

(b) Fee levels

Non-executive directors receive one annual fee in respect of their memberships of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fee paid to G J de Boer-Kruyt, who serves only on the supervisory board of Reed Elsevier NV, reflects her time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provisions, share options or other forms of benefit. Fees may be reviewed annually, although in practice they have changed on a less frequent basis and were last reviewed with effect from 1 May 2003. The fee for Mrs de Boer-Kruyt was last reviewed with effect from 1 January 2004.

Annual fee rates applicable to non-executive directors and to the Chairman are set out in the following table:

	Annual fee 2006	Annual fee 2005
Chairman	**€350,000**	€350,000
Non-executive directors	**£45,000/€65,000**	£45,000/€65,000
Chairman of:		
– Audit Committee	**£7,000/€12,000**	£7,000/€12,000
– Remuneration Committee	**£7,000/€12,000**	£7,000/€12,000

C. Statutory disclosures

(a) Report authorship

This report has been prepared by the Remuneration Committee of Reed Elsevier Group plc. It has been prepared in accordance with the UK Regulations and the Dutch Code issued in December 2003 in order to meet the requirements of the UK Combined Code of Corporate Governance issued in July 2003, the Dutch Code and the Netherlands Civil code.

(b) Remuneration committee constitution and terms of reference

The Committee is responsible for:

→ recommending to the boards the remuneration (in all its forms) of the Chairman and the executive directors, including terms of service contracts and all other terms and conditions of employment;

→ providing advice to the Board and to the Chief Executive Officer on major policy issues affecting the remuneration of executives at a senior level below the board; and

→ the operation of all share-based plans.

A copy of the Terms of Reference of the Committee can be found on the Reed Elsevier website www.reedelsevier.com.

The Remuneration Committee met six times during the year. Mr van Lede was unable to attend one meeting, otherwise there was full attendance.

(c) Advisors

The Committee has appointed Towers Perrin, an external consultancy which has wide experience of executive remuneration in multinational companies, to advise in developing its performance-related remuneration policy. Towers Perrin also provide actuarial and other Human Resources consultancy services directly to some Reed Elsevier companies.

The following individuals also provided material advice or services to the Committee during the year:

→ Sir Crispin Davis (Chief Executive Officer);

→ Ian Fraser (Group HR Director); and

→ Philip Wills (Director, Compensation and Benefits).

(d) Total Shareholder Return (TSR)

As required by the Directors' Remuneration Report Regulations 2002, the following graphs show the Reed Elsevier PLC and Reed Elsevier NV total shareholder return performance, assuming dividends were reinvested. They compare the Reed Elsevier PLC performance with that achieved by the FTSE 100, and the Reed Elsevier NV performance with the performance achieved by the Euronext Amsterdam (AEX) Index, over the five year period from 2002–2006.

For the five year period since 1 January 2002, the TSR for Reed Elsevier PLC was 11%, against a FTSE 100 return of 39%. For Reed Elsevier NV during the same period, TSR was 14%, against an AEX Index return of 16%. As Reed Elsevier PLC and Reed Elsevier NV are members of the FTSE 100 and AEX Index respectively, the Committee considers these indices to be appropriate for comparison purposes.

Reed Elsevier PLC total shareholder return
v FTSE 100 2002–2006


140
130
120
110
100
90
80
70
FTSE 100
Reed Elsevier PLC
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

Reed Elsevier NV total shareholder return
v AEX Index 2002–2006


140
130
120
110
100
90
80
70
Reed Elsevier NV
AEX Index
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

For the seven year period since 1 January 2000, being the period since Reed Elsevier set out its investment led growth strategy, the TSR for Reed Elsevier PLC was 58%, significantly outperforming the FTSE 100 which showed a return of 14%. For Reed Elsevier NV, in the same seven year period TSR was 47%, also significantly outperforming the AEX Index which showed a negative return of 4%.

Reed Elsevier PLC total shareholder return
v FTSE 100 2000–2006


170
160
150
140
130
120
110
100
90
80
70
60
50
Reed Elsevier PLC
FTSE 100
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

Reed Elsevier NV total shareholder return
v AEX Index 2000–2006


170
160
150
140
130
120
110
100
90
80
70
60
50
Reed Elsevier NV
AEX Index
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06

The total shareholder return set out above is calculated on the basis of the average share price in the 30 trading days prior to the respective year ends and on the assumption that dividends were reinvested.

(e) Service contracts

Each of the executive directors has a service contract, as summarised below:

	Contract Date	Expiry date (subject to notice period)	Notice period	Subject to:
G J A van de Aast[i]	15 November 2000	17 July 2017	12 months	English law
M H Armour[i]	7 October 1996	29 July 2014	12 months	English law
Sir Crispin Davis[i]	19 July 1999	19 March 2009	12 months	English law
E Engstrom[i]	25 June 2004	14 June 2025	12 months	English law
A Prozes[ii]	5 July 2000	Indefinite	12 months base salary payable for termination without cause	New York law
P Tierney[ii]	19 November 2002	Indefinite	12 months base salary payable for termination without cause	New York law

(i) Employed by Reed Elsevier Group plc (ii) Employed by Reed Elsevier Inc

Directors' remuneration report
continued

The Committee believes that, as a general rule, notice periods should be twelve months and that the executive directors should, subject to practice within their base country, be required to mitigate their damages in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.

No loans, advances or guarantees have been provided for the benefit of any director.

(f) Auditable disclosures

(i) Pensions in more detail

The target pension for Sir Crispin Davis at normal retirement age of 60 is 45% of base salary in the 12 months prior to retirement. Other executive directors based in the UK are provided with pension benefits at a normal retirement age of 60, equivalent to two thirds of base salary in the 12 months prior to retirement, provided they have completed 20 years' service with Reed Elsevier or at an accrual rate of 1/30th of pensionable salary per annum if employment is for less than 20 years.

The target pension for A Prozes, a US-based director, after completion of seven years' pensionable service is US$300,000 per annum. In the event that Mr Prozes completes more than seven years pensionable service, the pension payable will be increased on a pro rata basis by US$42,857 per annum. The pension will be reduced in amount by the value of any other retirement benefits payable by Reed Elsevier or which become payable by any former employer, other than those attributable to employee contributions. The target pension for P Tierney, a US-based director, after completion of five years' pensionable service is US$440,000 per annum, inclusive of any other retirement benefits payable by Reed Elsevier or any former employer, other than those attributable to employee contributions. In the event of termination of employment before completion of five years' pensionable service, the pension payable will be reduced proportionately. As US employees Messrs Prozes and Tierney also are eligible to participate in Reed Elsevier's 401k plan, to which Reed Elsevier contributed £3,654 and £3,552 respectively for the year.

The pension arrangements for the above directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse's and/or dependents' pension on death.

E Engstrom is not a member of a company pension scheme and Reed Elsevier made a contribution to Mr Engstrom's designated retirement account of £115,728, equivalent to 19.5% of his annual salary. In addition, Mr Engstrom is provided with life assurance cover whilst in employment.

The increase in the transfer value of the directors' pensions, after deduction of contributions, is shown below:

	Age 31 December 2006	Directors' contributions £	Transfer value of accrued pension 31 December 2005 £	Transfer value of accrued pension 31 December 2006 £	Increase in transfer value during the period (net of directors' contributions) £	Accrued annual pension 31 December 2006 £	Increase in accrued annual pension during the period £	Increase in accrued annual pension during the period (net of inflation) £	Transfer value of increase in accrued annual pension during the period (net of inflation and directors' contributions) £
G J A van de Aast	49	5,393	721,552	1,074,289	347,344	102,216	29,332	27,728	286,033
M H Armour	52	5,393	2,259,816	2,866,803	601,594	223,097	28,454	24,179	305,304
Sir Crispin Davis	57	5,393	5,563,704	7,361,487	1,792,390	373,869	63,395	56,564	1,108,360
A Prozes	60	–	–	–	–	–	–	–	–
P Tierney	61	–	1,704,782	2,130,248	425,466	172,196	22,425	22,425	275,942

Transfer values have been calculated in accordance with the guidance note GN11 published by the UK Institute of Actuaries and Faculty of Actuaries.

The transfer value in respect of individual directors represents a liability in respect of directors' pensions entitlement, and is not an amount paid or payable to the director.

(ii) Aggregate emoluments

The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

	2006 £000	2005 £000
Salaries and fees	**4,502**	4,234
Benefits	**126**	111
Annual performance-related bonuses	**3,273**	3,001
Pension contributions	**139**	135
Pension to former director	**221**	223
Payment to former director	**-**	10
Total	**8,261**	7,714

No compensation payments have been made for loss of office or termination in 2005 and 2006.

Details of long-term share based incentives exercised by the directors over shares in Reed Elsevier PLC and Reed Elsevier NV during the year are shown on pages 46 to 50. The aggregate notional pre-tax gain made by the directors on the exercise of such incentives during the year was £1,408,072 (2005: £471,482).

(iii) Individual emoluments of executive directors

	Salary £	Benefits £	Bonus £	Total 2006 £	Total 2005 £
G J A van de Aast	**503,946**	**18,795**	**538,862**	**1,061,603**	855,203
M H Armour	**561,750**	**21,765**	**488,790**	**1,072,305**	1,029,361
Sir Crispin Davis	**1,081,600**	**39,048**	**919,360**	**2,040,008**	1,991,516
E Engstrom	**593,478**	**18,661**	**541,341**	**1,153,480**	1,050,436
A Prozes	**604,783**	**16,857**	**572,282**	**1,193,922**	1,148,440
P Tierney	**582,174**	**10,445**	**212,843**	**805,462**	755,878
Total	**3,927,731**	**125,571**	**3,273,478**	**7,326,780**	6,830,834

Benefits principally comprise the provision of a company car, medical insurance and life assurance.

Sir Crispin Davis was the highest paid director in 2006. His aggregate notional pre-tax gain on the exercise of share based incentives during the year was £252,260 (2005: £9,576).

(iv) Individual emoluments of non-executive directors

	2006 £	2005 £
G J de Boer-Kruyt	**22,993**	23,151
J F Brock (until 28 April 2005)	**-**	11,130
M W Elliott	**45,000**	45,000
J Hommen (from 27 April 2005)	**238,095**	159,817
L Hook (from 19 April 2006)	**30,000**	-
C J A van Lede	**44,218**	44,521
D E Reid	**45,000**	45,000
Lord Sharman	**52,000**	52,000
R W H Stomberg	**52,381**	52,740
M Tabaksblat (until 28 April 2005)	**-**	47,945
S Zelnick (from 27 April 2005)	**45,000**	33,750
Total	**574,687**	515,054

(v) Share options and interests in shares
Details of options and restricted shares held by directors in Reed Elsevier PLC and Reed Elsevier NV during the period are shown below. There have been no changes in the options or restricted shares held by directors since 31 December 2006.

(a) Options in Reed Elsevier PLC

	1 January 2006	Granted during the year	Option price	Exercised/ Lapsed during the year	Market price at exercise date	31 December 2006	Exercisable from	Exercisable until
G J A van de Aast								
– ESOS	50,940		638.00p			50,940	1 Dec 2003	1 Dec 2010
	49,317		659.00p			49,317	23 Feb 2004	23 Feb 2011
	58,000		600.00p			58,000	22 Feb 2005	22 Feb 2012
	81,728		451.50p	81,728[i]	565.00p	–		
	124,956		487.25p			124,956	19 Feb 2007	19 Feb 2014
	120,900		533.50p			120,900	17 Feb 2008	17 Feb 2015
		127,662	530.50p			127,662	13 Mar 2009	13 Mar 2016
– BIP	31,217		Nil			31,217	26 Mar 2007	26 Mar 2007
		18,633	Nil			18,633	4 Apr 2009	4 April 2009
– LTIS (options)	229,087		487.25p			229,087	19 Feb 2007	19 Feb 2014
– LTIS (shares)	104,130		Nil			104,130	19 Feb 2007	19 Feb 2007
		70,364	Nil			70,364	19 Apr 2009	19 April 2009
Total	850,275	216,659		81,728		985,206		
M H Armour								
– ESOS	30,000		585.25p	30,000[ii]		–		
	52,000		565.75p			52,000	21 Apr 2000	21 Apr 2007
	66,900		523.00p			66,900	17 Aug 2001	17 Aug 2008
	33,600		537.50p			33,600	21 Feb 2003	19 Apr 2009
	88,202		436.50p			88,202	2 May 2003	2 May 2010
	62,974		659.00p			62,974	23 Feb 2004	23 Feb 2011
	74,000		600.00p			74,000	22 Feb 2005	22 Feb 2012
	104,319		451.50p			104,319	21 Feb 2006	21 Feb 2013
	155,147		487.25p			155,147	19 Feb 2007	19 Feb 2014
	150,422		533.50p			150,422	17 Feb 2008	17 Feb 2015
		158,836	530.50p			158,836	13 Mar 2009	13 Mar 2016
– BIP	11,327		Nil	11,327	545.50p	–		
	19,225		Nil			19,225	26 Mar 2007	26 Mar 2007
	21,861		Nil			21,861	14 Apr 2008	14 Apr 2008
		21,653	Nil			21,653	4 Apr 2009	4 April 2009
– LTIS (options)	284,437		487.25p			284,437	19 Feb 2007	19 Feb 2014
– LTIS (shares)	129,289		Nil			129,289	19 Feb 2007	19 Feb 2007
		75,075	Nil			75,075	19 Apr 2009	19 Apr 2009
– SAYE	4,329		377.60p			4,329	1 Aug 2009	31 Jan 2010
Total	1,288,032	255,564		41,327		1,502,269		

(a) Options in Reed Elsevier PLC continued

	1 January 2006	Granted during the year	Option price	Exercised/ Lapsed during the year	Market price at exercise date	31 December 2006	Exercisable from	Exercisable until
Sir Crispin Davis								
– ESOS	160,599		467.00p			160,599	21 Feb 2003	1 Sept 2009
	80,300		467.00p			80,300	1 Sept 2003	1 Sept 2009
	80,300		467.00p			80,300	1 Sept 2004	1 Sept 2009
	171,821		436.50p			171,821	2 May 2003	2 May 2010
	122,914		659.00p			122,914	23 Feb 2004	23 Feb 2011
	148,500		600.00p			148,500	22 Feb 2005	22 Feb 2012
	209,192		451.50p			209,192	21 Feb 2006	21 Feb 2013
	305,303		487.25p			305,303	19 Feb 2007	19 Feb 2014
	292,409		533.50p			292,409	17 Feb 2008	17 Feb 2015
		305,824	530.50p			305,824	13 Mar 2009	13 Mar 2016
– BIP	22,731		Nil	22,731(iv)	545.50p	–		
	39,554		Nil			39,554	26 Mar 2007	26 Mar 2007
	86,042		Nil			86,042	14 Apr 2008	14 Apr 2008
		42,092	Nil			42,092	4 Apr 2009	4 Apr 2009
– LTIS (options)	559,722		487.25p			559,722	19 Feb 2007	19 Feb 2014
– LTIS (shares)	254,419		Nil			254,419	19 Feb 2007	19 Feb 2007
		144,550	Nil			144,550	19 Apr 2009	19 Apr 2009
– SAYE		3,793	424.40p			3,793	1 Aug 2011	31 Jan 2012
Total	2,533,806	496,259		22,731		3,007,334		
E Engstrom								
– ESOS	63,460		478.00p			63,460	23 Aug 2007	23 Aug 2014
	154,517		533.50p			154,517	17 Feb 2008	17 Feb 2015
		178,895	530.50p			178,895	13 Mar 2009	13 Mar 2016
– BIP	14,020		Nil			14,020	14 Apr 2008	14 Apr 2008
– LTIS (options)	318,398		478.00p			318,398	23 Aug 2007	23 Aug 2014
– LTIS (shares)	144,726		Nil			144,726	19 Feb 2007	19 Feb 2007
		82,092	Nil			82,092	19 Apr 2009	19 Apr 2009
– Restricted shares	77,186		Nil	38,593(v)	560.00p	38,593	23 Aug 2005	23 Aug 2007
Total	772,307	260,987		38,593		994,701		
A Prozes								
– ESOS	188,281		566.00p			188,281	9 Aug 2003	9 Aug 2010
	83,785		659.00p			83,785	23 Feb 2004	23 Feb 2011
	103,722		600.00p			103,722	22 Feb 2005	22 Feb 2012
	132,142		451.50p			132,142	21 Feb 2006	21 Feb 2013
	162,666		487.25p			162,666	19 Feb 2007	19 Feb 2014
	154,517		533.50p			154,517	17 Feb 2008	17 Feb 2015
		182,303	530.50p			182,303	13 Mar 2009	13 Mar 2016
– BIP	20,040		Nil	20,040(v)	545.50p	–		
	20,104		Nil			20,104	26 Mar 2007	26 Mar 2007
	23,756		Nil			23,756	14 Apr 2008	14 Apr 2008
		26,400	Nil			26,400	4 Apr 2009	4 Apr 2009
– LTIS (options)	298,221		487.25p			298,221	19 Feb 2007	19 Feb 2014
– LTIS (shares)	135,555		Nil			135,555	19 Feb 2007	19 Feb 2007
		83,656	Nil			83,656	19 Apr 2009	19 Apr 2009
Total	1,322,789	292,359		20,040		1,595,108		

(a) Options in Reed Elsevier PLC continued

	1 January 2006	Granted during the year	Option price	Exercised/ Lapsed during the year	Market price at exercise date	31 December 2006	Exercisable from	Exercisable until
P Tierney								
– ESOS	396,426		451.50p	25,000[vi]	559.00p	371,426	21 Feb 2006	21 Feb 2013
	162,666		487.25p			162,666	19 Feb 2007	19 Feb 2014
	154,517		533.50p			154,517	17 Feb 2008	17 Feb 2015
		175,488	530.50p			175,488	13 Mar 2009	13 Mar 2016
– BIP	19,572		Nil			19,572	26 Mar 2007	26 Mar 2007
	24,156		Nil			24,156	14 Apr 2008	14 Apr 2008
		8,124	Nil			8,124	4 Apr 2009	4 Apr 2009
– LTIS (options)	298,221		487.25p			298,221	19 Feb 2007	19 Feb 2014
– LTIS (shares)	135,555		Nil			135,555	19 Feb 2007	19 Feb 2007
		80,528	Nil			80,528	19 Apr 2009	19 Apr 2009
Total	1,191,113	264,140		25,000		1,430,253		

(i) Retained an interest in 9,652 shares
(ii) Lapsed unexercised
(iii) Retained an interest in 13,666 shares
(iv) Retained an interest in 10,226 shares
(v) Retained an interest in 13,244 shares
(vi) Retained an interest in all of the shares

Awards granted under BIP and ESOS which become exercisable from 2007 onwards are subject to post-grant performance conditions, as set out on pages 35 and 36.

The proportion of the award that may vest in 2007 under LTIS is subject to the annual growth in adjusted EPS during the performance period. The numbers of LTIS options and shares included in the above table are calculated by reference to a target annual growth rate of 10%, which would result in 100% of the award vesting. Based on actual adjusted EPS growth, approximately 102% of the target award will vest, as outlined on page 39.

The proportion of the award that may vest in 2009 under LTIS is subject to the annual growth in adjusted EPS and relative total shareholder return (TSR) measured against a group of competitor companies during the performance period. The numbers of LTIS shares included in the above table are calculated by reference to an assumed achievement of 10% per annum averaged compound growth in adjusted EPS at constant currencies and median TSR, which would result in 100% of the award vesting. Depending on actual adjusted EPS growth and TSR, the proportion of the award that may vest could be lower or higher, as outlined on pages 36 and 37.

Options under the SAYE scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at time of grant. They are normally exercisable after the expiry of 3 or 5 years from the date of grant. No performance targets are attached to this scheme as it is an all-employee scheme.

The middle market price of a Reed Elsevier PLC ordinary share on the date of the 2006 award under BIP and LTIS was 549.50p and 535.00p, respectively.

The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range 503.50p to 607.50p and at 31 December 2006 was 560.50p.

(b) Options in Reed Elsevier NV

	1 January 2006	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2006	Exercisable from	Exercisable until
G J A van de Aast								
– ESOS	35,866		€14.87			35,866	1 Dec 2003	1 Dec 2010
	35,148		€14.75			35,148	23 Feb 2004	23 Feb 2011
	40,699		€13.94			40,699	22 Feb 2005	22 Feb 2012
	58,191		€9.34	58,191[i]	€12.11	–		
	85,805		€10.57			85,805	19 Feb 2007	19 Feb 2014
	82,478		€11.31			82,478	17 Feb 2008	17 Feb 2015
		85,775	€11.47			85,775	13 Mar 2009	13 Mar 2016
– BIP	12,057		Nil	12,057[ii]	€11.70	–		
	26,347		Nil			26,347	14 Apr 2008	14 Apr 2008
		12,311	Nil			12,311	4 Apr 2009	4 Apr 2009
– LTIS (options)	157,309		€10.57			157,309	19 Feb 2007	19 Feb 2014
– LTIS (shares)	71,504		Nil			71,504	19 Feb 2007	19 Feb 2007
		46,332	Nil			46,332	19 Apr 2009	19 Apr 2009
Total	605,404	144,418		70,248		679,574		
M H Armour								
– ESOS	20,244		€13.55			20,244	21 Feb 2003	19 Apr 2009
	61,726		€10.73			61,726	2 May 2003	2 May 2010
	44,882		€14.75			44,882	23 Feb 2004	23 Feb 2011
	51,926		€13.94			51,926	22 Feb 2005	22 Feb 2012
	74,276		€9.34			74,276	21 Feb 2006	21 Feb 2013
	106,536		€10.57			106,536	19 Feb 2007	19 Feb 2014
	102,618		€11.31			102,618	17 Feb 2008	17 Feb 2015
		106,720	€11.47			106,720	13 Mar 2009	13 Mar 2016
– BIP	8,030		Nil	8,030	€11.70	–		
	12,842		Nil			12,842	26 Mar 2007	26 Mar 2007
	15,098		Nil			15,098	14 Apr 2008	14 Apr 2008
		14,306	Nil			14,306	4 Apr 2009	4 Apr 2009
– LTIS (options)	195,317		€10.57			195,317	19 Feb 2007	19 Feb 2014
– LTIS (shares)	88,780		Nil			88,780	19 Feb 2007	19 Feb 2007
		49,434	Nil			49,434	19 Apr 2009	19 Apr 2009
Total	782,275	170,460		8,030		944,705		
Sir Crispin Davis								
– ESOS	95,774		€12.00			95,774	21 Feb 2003	1 Sept 2009
	47,888		€12.00			47,888	1 Sept 2003	1 Sept 2009
	47,888		€12.00			47,888	1 Sept 2004	1 Sept 2009
	120,245		€10.73			120,245	2 May 2003	2 May 2010
	87,601		€14.75			87,601	23 Feb 2004	23 Feb 2011
	104,204		€13.94			104,204	22 Feb 2005	22 Feb 2012
	148,946		€9.34			148,946	21 Feb 2006	21 Feb 2013
	209,645		€10.57			209,645	19 Feb 2007	19 Feb 2014
	199,481		€11.31			199,481	17 Feb 2008	17 Feb 2015
		205,480	€11.47			205,480	13 Mar 2009	13 Mar 2016
– BIP	16,115		Nil	16,115[iii]	€11.70	–		
	26,421		Nil			26,421	26 Mar 2007	26 Mar 2007
		27,810	Nil			27,810	4 Apr 2009	4 Apr 2009
– LTIS (options)	384,349		€10.57			384,349	19 Feb 2007	19 Feb 2014
– LTIS (shares)	174,704		Nil			174,704	19 Feb 2007	19 Feb 2007
		95,181	Nil			95,181	19 Apr 2009	19 Apr 2009
Total	1,663,261	328,471		16,115		1,975,617		

Directors' remuneration report
continued

(b) Options in Reed Elsevier NV continued

	1 January 2006	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2006	Exercisable from	Exercisable until
E Engstrom								
– ESOS	43,866		€10.30			43,866	23 Aug 2007	23 Aug 2014
	105,412		€11.31			105,412	17 Feb 2008	17 Feb 2015
		120,198	€11.47			120,198	13 Mar 2009	13 Mar 2016
– BIP		29,442	Nil			29,442	4 Apr 2009	4 Apr 2009
– LTIS (options)	220,090		€10.30			220,090	23 Aug 2007	23 Aug 2014
– LTIS (shares)	100,040		Nil			100,040	19 Feb 2007	19 Feb 2007
		54,055	Nil			54,055	19 Apr 2009	19 Apr 2009
– Restricted shares	53,354		Nil	26,677[iv]	€12.39	26,677	23 Aug 2005	23 Aug 2007
Total	522,762	203,695		26,677		699,780		
A Prozes								
– ESOS	131,062		€13.60			131,062	9 Aug 2003	9 Aug 2010
	59,714		€14.75			59,714	23 Feb 2004	23 Feb 2011
	72,783		€13.94			72,783	22 Feb 2005	22 Feb 2012
	94,086		€9.34			94,086	21 Feb 2006	21 Feb 2013
	111,699		€10.57			111,699	19 Feb 2007	19 Feb 2014
	105,412		€11.31			105,412	17 Feb 2008	17 Feb 2015
		122,487	€11.47			122,487	13 Mar 2009	13 Mar 2016
– BIP	14,552		Nil	14,552[v]	€11.70	-		
	13,612		Nil			13,612	26 Mar 2007	26 Mar 2007
	16,522		Nil			16,522	14 Apr 2008	14 Apr 2008
		17,636	Nil			17,636	4 Apr 2009	4 Apr 2009
– LTIS (options)	204,782		€10.57			204,782	19 Feb 2007	19 Feb 2014
– LTIS (shares)	93,083		Nil			93,083	19 Feb 2007	19 Feb 2007
		55,085	Nil			55,085	19 Apr 2009	19 Apr 2009
Total	917,307	195,208		14,552		1,097,963		
P Tierney								
– ESOS	282,258		€9.34	16,000[vi]	€12.90	266,258	21 Feb 2006	21 Feb 2013
	111,699		€10.57			111,699	19 Feb 2007	19 Feb 2014
	105,412		€11.31			105,412	17 Feb 2008	17 Feb 2015
		117,908	€11.47			117,908	13 Mar 2009	13 Mar 2016
– BIP	13,252		Nil			13,252	26 Mar 2007	26 Mar 2007
	16,800		Nil			16,800	14 Apr 2008	14 Apr 2008
		5,426	Nil			5,426	4 Apr 2009	4 Apr 2009
– LTIS (options)	204,782		€10.57			204,782	19 Feb 2007	19 Feb 2014
– LTIS (shares)	93,083		Nil			93,083	19 Feb 2007	19 Feb 2007
		53,025	Nil			53,025	19 Apr 2009	19 Apr 2009
Total	827,286	176,359		16,000		987,645		

(i) Retained an interest in 7,411 shares
(ii) Retained an interest in 7,836 shares
(iii) Retained an interest in 9,708 shares
(iv) Retained an interest in all of the shares
(v) Retained an interest in 9,598 shares
(vi) Retained an interest in all of the shares

Awards granted under BIP and ESOS which become exercisable from 2007 onwards are subject to post-grant performance conditions, as set out on pages 35 and 36.

The proportion of the award that may vest in 2007 under LTIS is subject to the annual growth in adjusted EPS at constant currencies during the performance period. The numbers of LTIS options and shares included in the above table are calculated by reference to a target annual growth rate of 10%, which would result in 100% of the award vesting. Based on actual adjusted EPS growth, approximately 102% of the target award will vest, as outlined on page 39.

The proportion of the award that may vest in 2009 under LTIS is subject to the annual growth in adjusted EPS at constant currencies and relative total shareholder return (TSR) measured against a group of competitor companies during the performance period. The numbers of LTIS shares included in the above table are calculated by reference to an assumed achievement of 10% per annum averaged compound growth in adjusted EPS at constant currencies and median TSR, which would result in 100% of the award vesting. Depending on actual adjusted EPS growth and TSR, the proportion of the award that may vest could be lower or higher, as outlined on pages 36 and 37.

The market price of a Reed Elsevier NV ordinary share on the date of the 2006 award under BIP and LTIS was €11.78 and €11.76, respectively.

The market price of a Reed Elsevier NV ordinary share during the year was in the range €11.08 to €13.72 and at 31 December 2006 was €12.92.

(c) Shareholdings in Reed Elsevier PLC and Reed Elsevier NV

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	1 January 2006[i]	31 December 2006	1 January 2006[i]	31 December 2006
G J A van de Aast	18,600	39,169	35,445	57,941
M H Armour	99,321	112,007	38,727	47,150
G J de Boer-Kruyt	–	–	–	–
Sir Crispin Davis	528,847	567,174	298,261	324,344
M W Elliott	–	–	–	–
E Engstrom	19,253	29,479	26,678	73,415
J Hommen	–	–	–	–
L Hook	–	–	–	–
C J A van Lede	–	–	11,100	–
A Prozes	91,444	123,740	73,632	95,954
D E Reid	–	–	–	–
Lord Sharman	–	–	–	–
R W H Stomberg	–	–	–	–
P Tierney	42,440	72,212	28,902	48,090
S Zelnick	–	–	–	–

(i) On date of appointment if subsequent to 1 January 2006.

Any ordinary shares required to fulfil entitlements under nil cost restricted share awards are provided by the Employee Benefit Trust (EBT) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which, at 31 December 2006, amounted to 17,167,145 Reed Elsevier PLC ordinary shares and 9,242,214 Reed Elsevier NV ordinary shares.

Approved by the board of Reed Elsevier Group plc
on 14 February 2007

Rolf Stomberg
Chairman of the Remuneration Committee

Approved by the board of Reed Elsevier PLC
on 14 February 2007

Rolf Stomberg
Non-executive director

Approved by the Combined Board of Reed Elsevier NV
on 14 February 2007

Rolf Stomberg
Member of the Supervisory Board

Reed Elsevier Combined financial statements

Combined income statement

For the year ended 31 December	Note	2006 £m	2005 £m
Revenue	1	**5,398**	5,166
Cost of sales		**(1,983)**	(1,890)
Gross profit		**3,415**	3,276
Selling and distribution costs		**(1,148)**	(1,120)
Administration and other expenses		**(1,405)**	(1,333)
Operating profit before joint ventures		**862**	823
Share of results of joint ventures		**18**	16
Operating profit	2	**880**	839
Finance income	6	**21**	36
Finance costs	6	**(179)**	(176)
Net finance costs		**(158)**	(140)
Disposals and other non operating items	7	**(1)**	2
Profit before tax		**721**	701
Taxation	8	**(96)**	(237)
Net profit for the year		**625**	464
Attributable to:			
Parent companies' shareholders		**623**	462
Minority interests		**2**	2
Net profit for the year		**625**	464

Combined cash flow statement

For the year ended 31 December	Note	2006 £m	2005 £m
Cash flow from operating activities			
Cash generated from operations	10	**1,304**	1,223
Interest paid		**(172)**	(153)
Interest received		**12**	11
Tax paid		**(170)**	(171)
Net cash from operating activities		**974**	910
Cash flows from investing activities			
Acquisitions	10	**(163)**	(317)
Purchases of property, plant and equipment		**(88)**	(93)
Expenditure on internally developed intangible assets		**(108)**	(102)
Purchase of investments		**(9)**	(3)
Proceeds on disposals of property, plant and equipment		**2**	8
Proceeds from other disposals		**48**	36
Dividends received from joint ventures		**16**	16
Net cash used in investing activities		**(302)**	(455)
Cash flows from financing activities			
Dividends paid to shareholders of the parent companies		**(371)**	(336)
Increase/(decrease) in bank loans, overdrafts and commercial paper		**72**	(492)
Issuance of other loans		**407**	544
Repayment of other loans		**(337)**	(90)
Repayment of finance leases		**(12)**	(13)
Proceeds on issue of ordinary shares		**93**	25
Purchase of treasury shares		**(285)**	(27)
Net cash used in financing activities		**(433)**	(389)
Increase in cash and cash equivalents	10	**239**	66
Movement in cash and cash equivalents			
At start of year		**296**	225
Increase in cash and cash equivalents		**239**	66
Exchange translation differences		**(16)**	5
At end of year		**519**	296

Combined balance sheet

As at 31 December	Note	2006 £m	2005 £m
Non-current assets			
Goodwill	13	**2,802**	3,030
Intangible assets	14	**2,524**	2,979
Investments in joint ventures	15	**73**	71
Other investments	15	**50**	44
Property, plant and equipment	16	**298**	314
Net pension assets	4	**20**	–
Deferred tax assets	18	**170**	266
		5,937	6,704
Current assets			
Inventories and pre-publication costs	19	**633**	630
Trade and other receivables	20	**1,443**	1,437
Cash and cash equivalents		**519**	296
		2,595	2,363
Assets held for sale		**-**	60
Total assets		**8,532**	9,127
Current liabilities			
Trade and other payables	21	**1,934**	1,982
Borrowings	22	**921**	900
Taxation		**479**	556
		3,334	3,438
Non-current liabilities			
Borrowings	22	**2,085**	2,264
Deferred tax liabilities	18	**850**	980
Net pension obligations	4	**256**	405
Provisions	24	**28**	44
		3,219	3,693
Liabilities associated with assets held for sale		**–**	11
Total liabilities		**6,553**	7,142
Net assets		**1,979**	1,985
Capital and reserves			
Combined share capitals	26	**191**	190
Combined share premiums	27	**1,879**	1,805
Combined shares held in treasury	28	**(377)**	(93)
Translation reserve	29	**(136)**	89
Other combined reserves	30	**409**	(21)
Combined shareholders' equity		**1,966**	1,970
Minority interests		**13**	15
Total equity		**1,979**	1,985

Combined statement of recognised income and expense

For the year ended 31 December	Note	2006 £m	2005 £m
Net profit for the year		**625**	464
Exchange differences on translation of foreign operations		**(244)**	180
Actuarial gains/(losses) on defined benefit pension schemes	4	**139**	(37)
Fair value movements on available for sale investments		**3**	3
Fair value movements on cash flow hedges		**54**	(10)
Tax recognised directly in equity	8	**(60)**	(3)
Net (expense)/income recognised directly in equity		**(108)**	133
Transfer to net profit from hedge reserve (net of tax)		**(5)**	(19)
Total recognised income and expense for the year		**512**	578
Attributable to:			
Parent companies' shareholders		**510**	576
Minority interests		**2**	2
Total recognised income and expense for the year		**512**	578

Combined shareholders' equity reconciliation

For the year ended 31 December	Note	2006 £m	2005 £m
Total recognised net income attributable to the parent companies' shareholders		**510**	576
Dividends declared	12	**(371)**	(336)
Issue of ordinary shares, net of expenses		**93**	25
Increase in shares held in treasury	28	**(285)**	(27)
Increase in share based remuneration reserve		**49**	57
Net (decrease)/increase in combined shareholders' equity		**(4)**	295
Combined shareholders' equity at start of year		**1,970**	1,675
Combined shareholders' equity at end of year		**1,966**	1,970

Accounting policies

The Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union.

The Reed Elsevier accounting policies under IFRS are set out below.

Basis of preparation
The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements ("the combined financial statements") represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses").

These financial statements form part of the statutory information to be provided by Reed Elsevier NV, but are not for a legal entity and do not include all the information required to be disclosed by a company in its financial statements under the UK Companies Act 1985 or the Dutch Civil Code. Additional information is given in the Annual Reports and Financial Statements of the parent companies set out on pages 106 to 143. A list of principal businesses is set out on page 157.

In addition to the figures required to be reported by applicable accounting standards, adjusted profit and operating cash flow figures have been presented as additional performance measures. Adjusted figures are shown before the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profits are also grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure, but before payments in relation to acquisition integration costs.

Foreign exchange translation
The combined financial statements are presented in pounds sterling. Additional information providing a translation into euros of the primary Reed Elsevier combined financial statements and selected notes is presented on pages 94 to 103.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies (see Financial Instruments).

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items of foreign operations are translated at the average exchange rate for the period. Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Reed Elsevier uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of Reed Elsevier's accounting policies in respect of derivative financial instruments are set out below.

Revenue
Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Revenues are recognised for the various categories of turnover as follows: subscriptions – on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation – on despatch; advertising – on publication or over the period of online display; exhibitions – on occurrence of the exhibition; educational testing contracts – over the term of the contract on percentage completed against contract milestones.

Where sales consist of two or more independent components, revenue is recognised on each component, as it is completed by performance, based on attribution of relative value.

Employee benefits
The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they occur. Past service costs are recognised immediately to the extent that benefits have vested, or, if not vested, on a straight line basis over the period until the benefits vest.

Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, i.e. assets exceed liabilities, the net pension assets are separately included in the balance sheet. Any net pension asset is limited to the extent that the asset is recoverable through reductions in future contributions.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

Share based remuneration
The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All Reed Elsevier's share based remuneration is equity settled.

Borrowing costs
All borrowing costs are expensed as incurred unless hedge accounting applies (see Financial Instruments).

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits, and the movements on deferred tax that are recognised in the income statement.

The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences arising in respect of goodwill that is not deductible for tax purposes.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is expected to be settled or the asset realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity. Deferred tax credits in respect of share based remuneration are recognised in equity to the extent that expected tax deductions exceed the related expense.

Goodwill
On the acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill arising on acquisitions also includes amounts corresponding to deferred tax liabilities recognised in respect of acquired intangible assets.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and not subsequently reversed.

On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets
Intangible assets acquired as part of a business combination are stated in the balance sheet at their fair value as at the date of acquisition, less accumulated amortisation. Internally generated intangible assets are stated in the balance sheet at the directly attributable cost of creation of the asset, less accumulated amortisation.

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trade marks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development); contract based assets (e.g. publishing rights, exhibition rights, supply contracts); and other intangible assets. Internally generated intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised systematically over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market and customer related assets – 3 to 40 years; content, software and other acquired intangible assets – 3 to 20 years; and internally developed intangible assets – 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to impairment review at least annually.

Property, plant and equipment
Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight line basis over their estimated useful lives as follows: leasehold improvements – shorter of life of lease and 10 years; plant – 3 to 20 years; office furniture, fixtures and fittings – 5 to 10 years; computer systems, communication networks and equipment – 3 to 7 years.

Accounting policies

Investments
Investments, other than investments in joint ventures and associates, are stated in the balance sheet at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint ventures and associates, are reported as non operating items.

Available for sale investments and venture capital investments held for trading represent investments in listed and unlisted securities. The fair value of listed securities is determined based on quoted market prices, and of unlisted securities on management's estimate of fair value based on standard valuation techniques.

Investments in joint ventures and associates are accounted for under the equity method and stated in the balance sheet at cost as adjusted for post-acquisition changes in Reed Elsevier's share of net assets, less any impairment in value.

Impairment
At each balance sheet date, reviews are carried out of the carrying amounts of tangible and intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its net carrying amount, the net carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement.

Inventories and pre-publication costs
Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

Leases
Assets held under leases which confer rights and obligations similar to those attaching to owned assets are classified as assets held under finance leases and capitalised within property, plant and equipment and the corresponding liability to pay rentals is shown net of interest in the balance sheet as obligations under finance leases. The capitalised value of the assets is depreciated on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating lease rentals are charged to the income statement on a straight line basis over the period of the leases. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances, call deposits and other short term highly liquid investments and are held in the balance sheet at fair value.

Assets held for sale
Assets of businesses that are held for sale, rather than for continuing use by Reed Elsevier, are classified as assets held for sale. Such assets are carried at the lower of amortised cost and fair value less costs to sell. Similarly, liabilities of businesses held for sale are also separately classified on the balance sheet.

Financial instruments
Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, provisions, borrowings and derivative financial instruments.

Investments (other than investments in joint ventures and associates) are classified as either held for trading or available for sale, as described above.

Trade receivables are carried in the balance sheet at invoiced value less allowance for estimated irrecoverable amounts. Irrecoverable amounts are estimated based on the ageing of trade receivables, experience and circumstance.

Borrowings (other than fixed rate borrowings in designated hedging relationships and for which the carrying value is adjusted to reflect changes in the fair value of the hedged risk), payables, accruals and provisions are recorded at nominal value.

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) directly in equity in the hedge reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Derivative financial instruments that are not designated as hedging instruments are classified as held for trading and recorded in the balance sheet at fair value, with changes in fair value recognised in the income statement.

Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at market rates.

Hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is either retained in equity until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

On adoption of IAS39 – Financial Instruments, adjustments were made either to the carrying value of hedged items or to equity, as appropriate, to reflect the differences between the previous UK GAAP carrying values of financial instruments and their carrying values required to be reported under IAS39. Any transition gains or losses on financial instruments that qualified for hedge accounting were reflected in equity and remain in equity until either the forecasted transaction occurs or is no longer expected to occur.

Shares held in treasury
Shares of Reed Elsevier PLC and Reed Elsevier NV that are repurchased by the respective parent companies and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of the parent companies that are purchased by the Reed Elsevier Group plc Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

Critical judgments and key sources of estimation uncertainty
The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgment, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions and taxation. The carrying amounts of goodwill and intangible assets are reviewed at least twice a year, the key areas of judgment being in relation to the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. The charge for share based remuneration is determined based on the fair value of awards at the date of grant by use of binomial or Monte Carlo simulation models as appropriate, which require judgments to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. Key estimates in accounting for defined benefit pension schemes are determined in conjunction with independent actuaries and include the life expectancy of members, expected salary and pension increases, inflation, the return on scheme assets and the rate at which future pension payments are discounted. Reed Elsevier's policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.

Standards, amendments and interpretations not yet effective
New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.

IFRS7 – Financial Instruments: Disclosures (effective for financial years beginning on or after 1 January 2007). IFRS7 requires discussion of the significance of financial instruments for an entity's financial position and performance and introduces new qualitative and quantitative disclosures about exposure to risks arising from their use. Adoption of this standard is not expected to change significantly the disclosures related to financial instruments.

Amendment to IAS1 – Presentation of Financial Statements – Capital Disclosures (effective for financial years beginning on or after 1 January 2007). The amendment introduces disclosures about an entity's capital and how it manages capital. Adoption of this amendment is not expected to change significantly the presentation of the combined financial statements.

IFRS8 – Operating Segments (effective for financial years beginning on or after 1 January 2009). IFRS8 sets out requirements for disclosure of information about an entity's operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS8 replaces IAS14 – Segment Reporting. Adoption of this standard is not expected to change significantly the disclosure of information in respect of Reed Elsevier's operating segments.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier's accounting policies and reporting.

1 Segment analysis

Reed Elsevier is a publisher and information provider organised as four business segments: Elsevier, comprising scientific, technical and medical publishing businesses; LexisNexis, providing legal, tax, regulatory, risk management, information analytics and business information solutions to professional, business and government customers; Harcourt Education, publishing school textbooks and related instructional and assessment materials; and Reed Business, providing information and marketing solutions to business professionals. Internal reporting is consistent with this organisational structure.

Adjusted operating profit figures are presented as an additional performance measure. They are stated before the amortisation of acquired intangible assets, acquisition integration costs and the equity share of taxes in joint ventures. Adjusted operating profit is reconciled to operating profit in note 9.

	Revenue		Operating profit		Adjusted operating profit	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Business segment						
Elsevier	**1,521**	1,436	**395**	396	**465**	449
LexisNexis	**1,570**	1,466	**264**	218	**380**	338
Harcourt Education	**889**	901	**43**	87	**129**	161
Reed Business	**1,418**	1,363	**183**	158	**241**	214
Sub-total	**5,398**	5,166	**885**	859	**1,215**	1,162
Corporate costs	**–**	–	**(39)**	(32)	**(39)**	(32)
Unallocated net pension credit	**–**	–	**34**	12	**34**	12
Total	**5,398**	5,166	**880**	839	**1,210**	1,142
Geographical origin						
North America	**2,979**	2,888	**364**	364	**602**	595
United Kingdom	**898**	870	**166**	158	**199**	186
The Netherlands	**503**	500	**173**	161	**176**	166
Rest of Europe	**685**	601	**120**	106	**172**	141
Rest of world	**333**	307	**57**	50	**61**	54
Total	**5,398**	5,166	**880**	839	**1,210**	1,142

Revenue is analysed before the £108m (2005: £91m) share of joint ventures' revenue, of which £21m (2005: £20m) relates to LexisNexis, principally to Giuffrè, and £87m (2005: £71m) relates to Reed Business, principally to exhibition joint ventures.

Share of post-tax results of joint ventures of £18m (2005: £16m) included in operating profit comprises £3m (2005: £3m) relating to LexisNexis and £15m (2005: £13m) relating to Reed Business. The unallocated net pension credit of £34m (2005: £12m) comprises the expected return on pension scheme assets of £178m (2005: £149m) less interest on pension scheme liabilities of £144m (2005: £137m).

Analysis of revenue by geographical market	**2006 £m**	2005 £m
North America	**3,082**	2,974
United Kingdom	**592**	568
The Netherlands	**202**	202
Rest of Europe	**880**	804
Rest of world	**642**	618
Total	**5,398**	5,166

1 Segment analysis continued

	Expenditure on acquired goodwill and intangible assets		Capital expenditure		Amortisation of acquired intangible assets		Depreciation and other amortisation	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Business segment								
Elsevier	**53**	220	**51**	60	**57**	49	**47**	38
LexisNexis	**79**	58	**95**	95	**104**	102	**70**	65
Harcourt Education	**6**	7	**29**	22	**86**	73	**15**	14
Reed Business	**51**	46	**30**	27	**50**	52	**27**	25
Sub-total	**189**	331	**205**	204	**297**	276	**159**	142
Corporate	**–**	–	**2**	3	**–**	–	**3**	2
Total	**189**	331	**207**	207	**297**	276	**162**	144
Geographical location								
North America	**104**	96	**135**	131				
United Kingdom	**54**	16	**36**	35				
The Netherlands	**–**	9	**18**	18				
Rest of Europe	**16**	200	**10**	13				
Rest of world	**15**	10	**8**	10				
Total	**189**	331	**207**	207				

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Other than the depreciation and amortisation above, non cash items of £49m (2005: £57m) relate to the recognition of share based remuneration and comprise £10m (2005: £11m) in Elsevier, £12m (2005: £16m) in LexisNexis, £5m (2005: £9m) in Harcourt Education, £14m (2005: £14m) in Reed Business and £8m (2005: £7m) in Corporate.

	Total assets		Total liabilities		Net assets/(liabilities)	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Business segment						
Elsevier	**2,352**	2,545	**726**	759	**1,626**	1,786
LexisNexis	**2,593**	2,881	**383**	386	**2,210**	2,495
Harcourt Education	**1,482**	1,667	**172**	181	**1,310**	1,486
Reed Business	**1,146**	1,225	**533**	544	**613**	681
Sub-total	**7,573**	8,318	**1,814**	1,870	**5,759**	6,448
Taxation	**170**	266	**1,329**	1,536	**(1,159)**	(1,270)
Cash/borrowings	**519**	296	**3,006**	3,164	**(2,487)**	(2,868)
Net pension assets/obligations	**20**	–	**256**	405	**(236)**	(405)
Other assets and liabilities	**250**	247	**148**	167	**102**	80
Total	**8,532**	9,127	**6,553**	7,142	**1,979**	1,985
Geographical location						
North America	**5,606**	6,433	**3,313**	4,075	**2,293**	2,358
United Kingdom	**1,034**	899	**1,123**	611	**(89)**	288
The Netherlands	**573**	513	**463**	651	**110**	(138)
Rest of Europe	**1,097**	1,089	**1,511**	1,647	**(414)**	(558)
Rest of world	**222**	193	**143**	158	**79**	35
Total	**8,532**	9,127	**6,553**	7,142	**1,979**	1,985

Investments in joint ventures of £73m (2005: £71m) included in segment assets above comprise £27m (2005: £28m) relating to LexisNexis and £46m (2005: £43m) relating to Reed Business.

2 Operating profit

Operating profit is stated after charging/(crediting) the following:

	Note	2006 £m	2005 £m
Staff costs			
Wages and salaries		**1,383**	1,318
Social security costs		**146**	136
Pensions	4	**80**	100
Share based remuneration	5	**49**	57
Total staff costs		**1,658**	1,611
Depreciation and amortisation			
Amortisation of acquired intangible assets	14	**297**	276
Amortisation of internally developed intangible assets	14	**71**	57
Depreciation of property, plant and equipment	16	**91**	87
Total depreciation and amortisation		**459**	420
Auditors' remuneration			
For audit services		**4.7**	3.2
For non audit services		**1.2**	1.6
Total auditors' remuneration		**5.9**	4.8
Other expenses and income			
Pre-publication costs, inventory expenses and other cost of sales		**1,983**	1,890
Operating lease rentals expense		**120**	115
Operating lease rentals income		**(17)**	(14)

Depreciation and amortisation charges are included within administration and other expenses.

Auditors' remuneration for audit services comprises £0.4m (2005: £0.4m) payable to the auditors of the parent companies and £4.3m (2005: £2.8m) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including for 2006 the review and testing of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors' remuneration for non audit services comprises: £0.6m (2005: £0.7m) for taxation services, £0.3m (2005: £0.4m) for due diligence and other transaction related services, nil (2005: £0.1m) for the audit of associated pension schemes and £0.3m (2005: £0.4m) for other non audit services.

3 Personnel

	At 31 December		Average during the year	
Number of people employed	2006	2005	2006	2005
Business segment				
Elsevier	**7,200**	7,300	**7,300**	7,100
LexisNexis	**13,800**	13,400	**13,700**	13,200
Harcourt Education	**5,300**	5,400	**5,300**	5,400
Reed Business	**10,300**	10,200	**10,300**	10,200
Sub-total	**36,600**	36,300	**36,600**	35,900
Corporate/shared functions	**200**	200	**200**	200
Total	**36,800**	36,500	**36,800**	36,100
Geographical location				
North America	**19,800**	20,200	**20,000**	20,100
United Kingdom	**6,000**	5,800	**5,900**	5,800
The Netherlands	**2,500**	2,500	**2,500**	2,500
Rest of Europe	**4,700**	4,600	**4,600**	4,300
Rest of world	**3,800**	3,400	**3,800**	3,400
Total	**36,800**	36,500	**36,800**	36,100

4 Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits dependent on the number of years service provided.

The principal assumptions, for the purpose of valuation under IAS19 – Employee Benefits, are determined for each scheme in conjunction with the respective schemes' independent actuaries and are presented below as the weighted average of the various defined benefit pension schemes:

	2006	2005
Discount rate	**5.3%**	4.9%
Expected rate of return on scheme assets	**7.0%**	7.0%
Expected rate of salary increases	**4.2%**	4.0%
Inflation	**2.9%**	2.7%
Future pension increases	**2.9%**	2.8%

The expected rates of return on individual categories of scheme assets are determined by reference to relevant market indices. The overall expected rate of return on scheme assets is based on the weighted average of each asset category.

Mortality assumptions used in assessing defined benefit obligations make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and the actuaries' expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below.

	2006		2005	
Average life expectancy (at 31 December)	**Male (years)**	**Female (years)**	Male (years)	Female (years)
Member currently aged 60	**86**	**87**	83	86
Member currently aged 45	**86**	**87**	83	86

The increase in average life expectancies since 2005 follows the triennial actuarial valuation of the UK pension scheme.

The defined benefit pension expense recognised within operating expenses in the income statement comprises:

	2006 £m	2005 £m
Service cost (including curtailment credits of £11m (2005: nil))	**94**	91
Interest on pension scheme liabilities	**144**	137
Expected return on scheme assets	**(178)**	(149)
Net defined benefit pension expense	**60**	79

A total of £20m (2005: £21m) was recognised as an expense in relation to defined contribution pension schemes.

4 Pension schemes continued

The amount recognised in the balance sheet in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2006			2005		
	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m
At start of year	**(2,980)**	**2,575**	**(405)**	(2,525)	2,204	(321)
Service cost (including curtailment credits of £11m (2005: nil))	**(94)**	**–**	**(94)**	(91)	–	(91)
Interest on pension scheme liabilities	**(144)**	**–**	**(144)**	(137)	–	(137)
Expected return on scheme assets	**–**	**178**	**178**	–	149	149
Actuarial gain/(loss)	**40**	**99**	**139**	(267)	230	(37)
Contributions by employer	**–**	**61**	**61**	–	47	47
Contributions by employees	**(13)**	**13**	**–**	(13)	13	–
Benefits paid	**106**	**(102)**	**4**	94	(94)	–
Exchange translation differences	**77**	**(52)**	**25**	(41)	26	(15)
At end of year	**(3,008)**	**2,772**	**(236)**	(2,980)	2,575	(405)

The net pension obligations of £236m at 31 December 2006 comprise schemes in surplus with net pension assets of £20m (2005: nil) and schemes in deficit with net pension obligations of £256m (2005: £405m).

As at 31 December 2006 the defined benefit obligations comprise £2,921m (2005: £2,890m) in relation to funded schemes and £87m (2005: £90m) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2005: 19 years). Deferred tax assets of £92m (2005: £133m) and deferred tax liabilities of £6m (2005: nil) are recognised in respect of the net pension obligations.

The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return, is shown below:

	2006			2005		
	Expected rate of return on scheme assets	Fair value of scheme assets £m	Proportion of total scheme assets	Expected rate of return on scheme assets	Fair value of scheme assets £m	Proportion of total scheme assets
Equities	**8.0%**	**1,857**	**67%**	8.1%	1,708	66%
Bonds	**4.4%**	**777**	**28%**	4.3%	757	30%
Other	**5.0%**	**138**	**5%**	5.7%	110	4%
Total	**7.0%**	**2,772**	**100%**	7.0%	2,575	100%

The actual return on scheme assets for the year ended 31 December 2006 was £277m (2005: £379m).

A summary of pension balances for the three years ended 31 December 2006 is set out below.

	2006 £m	2005 £m	2004 £m
Fair value of scheme assets	**2,772**	2,575	2,204
Defined benefit obligations	**(3,008)**	(2,980)	(2,525)
Net pension obligations	**(236)**	(405)	(321)

4 Pension schemes continued

Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of recognised income and expense are set out below:

	2006 £m	2005 £m	2004 £m
Gains and losses arising during the year:			
Experience losses on scheme liabilities	**(30)**	(25)	(18)
Experience gains on scheme assets	**99**	230	66
Actuarial gains/(losses) arising on the present value of scheme liabilities due to changes in:			
– discount rates	**198**	(217)	(113)
– inflation	**(77)**	–	–
– life expectancy and other actuarial assumptions	**(51)**	(25)	(9)
	139	(37)	(74)
Net cumulative losses at start of year	**(111)**	(74)	–
Net cumulative gains/(losses) at end of year	**28**	(111)	(74)

The combined businesses expect to contribute approximately £66m to their defined benefit pension schemes in 2007.

Sensitivity analysis

Valuation of Reed Elsevier's pension scheme liabilities involves judgments about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors, determined in conjunction with independent actuaries. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies would have the following approximate effects on the annual net pension expense and the defined benefit pension obligations:

	£m
Increase/decrease of 0.25% in discount rate:	
Decrease/increase in annual net pension expense	7
Decrease/increase in defined benefit pension obligations	140
Increase/decrease of one year in assumed life expectancy:	
Increase/decrease in annual net pension expense	7
Increase/decrease in defined benefit pension obligations	90
Increase/decrease of 0.25% in the expected inflation rate:	
Increase/decrease in annual net pension expense	4
Increase/decrease in defined benefit pension obligations	100

Additionally, the annual net pension expense includes an expected return on scheme assets. A 5% increase/decrease in the market value of equity investments held by the defined benefit pension schemes would, absent any change in their expected long term rate of return, increase/decrease the amount of the expected return on scheme assets by £7m and would decrease/increase the amount of the net pension deficit by £90m.

5 Share based remuneration

Reed Elsevier provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long Term Incentive Scheme (LTIS), the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP). Share options granted under ESOS and LTIS are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under ESOS, LTIS, RSP and BIP are exercisable after three years for nil consideration if conditions are met. Other awards principally relate to all employee share saving schemes in the UK and the Netherlands.

Share based remuneration awards are, other than in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise. Share options and conditional shares granted under LTIS, RSP and BIP are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates. LTIS grants made in 2006 are variable subject to the achievement of an additional total shareholder return performance target. The numbers of share options and conditional shares included in the tables below are calculated on the basis that 100% of the awards will vest. Further details of performance conditions are given in the Directors' Remuneration Report on pages 34 to 51.

The estimated fair value of grants made in the two years ended 31 December 2006 are set out below. The fair values of grants are recognised in the income statement over the vesting period, typically 3 years.

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares			Total fair value
2006 grants	Number of shares '000	Weighted average fair value per award £	Fair value £m	Number of shares '000	Weighted average fair value per award £	Fair value £m	£m
Share options							
- ESOS	4,731	1.00	4	3,169	1.27	4	8
- LTIS	3	1.00	–	2	1.30	–	–
- Other	1,168	1.48	2	243	1.48	–	2
Total share options	5,902	1.09	6	3,414	1.29	4	10
Conditional shares							
- ESOS	1,202	4.92	6	806	7.15	6	12
- LTIS	2,003	5.43	11	1,318	8.14	11	22
- BIP	683	5.07	4	280	7.29	2	6
Total conditional shares	3,888	5.21	21	2,404	7.71	19	40
Total			27			23	50

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares			Total fair value
2005 grants	Number of shares '000	Weighted average fair value per award £	Fair value £m	Number of shares '000	Weighted average fair value per award £	Fair value £m	£m
Share options							
- ESOS	10,346	1.03	11	7,049	1.30	9	20
- LTIS	234	0.99	–	159	1.28	–	–
- Other	940	1.54	1	263	1.38	1	2
Total share options	11,520	1.05	12	7,471	1.31	10	22
Conditional shares							
- LTIS	107	4.63	–	74	6.68	–	–
- RSP	152	4.69	1	103	6.97	1	2
- BIP	692	4.95	4	229	7.18	2	6
Total conditional shares	951	4.87	5	406	7.04	3	8
Total			17			13	30

5 Share based remuneration continued

The main assumptions used to determine the fair values, which have been established with advice from and data provided by independent actuaries, are set out below.

Assumptions for grants made during the year	In respect of Reed Elsevier PLC ordinary shares 2006	2005	In respect of Reed Elsevier NV ordinary shares 2006	2005
Weighted average share price at date of grant				
- ESOS	**£5.32**	£5.33	**€11.51**	€11.31
- LTIS	**£5.36**	£5.12	**€11.81**	€11.01
- RSP		£4.94		€10.71
- BIP	**£5.48**	£5.37	**€11.74**	€11.35
- Other	**£5.30**	£5.30	**€12.05**	€11.19
Expected share price volatility	**22%**	22%	**22%**	22%
Expected option life	**4 years**	4 years	**4 years**	4 years
Expected dividend yield	**2.6%**	2.6%	**3.1%**	2.6%
Risk free interest rate	**4.6%**	5.1%	**3.5%**	3.4%
Expected lapse rate	**3-5%**	3-5%	**3-5%**	3-5%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

The share based remuneration awards outstanding as at 31 December 2006, in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares, are set out below.

Share options: Reed Elsevier PLC	ESOS Number of shares '000	ESOS Weighted average exercise price (pence)	LTIS Number of shares '000	LTIS Weighted average exercise price (pence)	Other Number of shares '000	Other Weighted average exercise price (pence)	Total Number of shares '000	Total Weighted average exercise price (pence)
Outstanding at 1 January 2005	54,641	508	5,138	487	3,876	408	63,655	500
Granted	10,346	533	234	516	940	424	11,520	524
Exercised	(3,027)	441	–	–	(602)	348	(3,629)	426
Forfeited	(4,146)	532	(91)	487	(678)	442	(4,915)	519
Expired	(74)	443	–	–	(18)	423	(92)	439
Outstanding at 1 January 2006	**57,740**	**514**	**5,281**	**488**	**3,518**	**416**	**66,539**	**507**
Granted	**4,731**	**532**	**3**	**535**	**1,168**	**424**	**5,902**	**510**
Exercised	**(9,691)**	**461**	**–**	**–**	**(792)**	**411**	**(10,483)**	**457**
Forfeited	**(4,088)**	**543**	**(267)**	**487**	**(299)**	**413**	**(4,654)**	**532**
Expired	**(500)**	**584**	**–**	**–**	**(222)**	**507**	**(722)**	**561**
Outstanding at 31 December 2006	**48,192**	**523**	**5,017**	**488**	**3,373**	**414**	**56,582**	**513**
Exercisable at 31 December 2005	22,471	552	65	487	211	506	22,747	552
Exercisable at 31 December 2006	**22,121**	**537**	**105**	**487**	**91**	**425**	**22,317**	**537**

5 Share based remuneration continued

Share options: Reed Elsevier NV	ESOS Number of shares '000	ESOS Weighted average exercise price (€)	LTIS Number of shares '000	LTIS Weighted average exercise price (€)	Other Number of shares '000	Other Weighted average exercise price (€)	Total Number of shares '000	Total Weighted average exercise price (€)
Outstanding at 1 January 2005	36,770	11.33	3,529	10.55	1,804	12.07	42,103	11.30
Granted	7,049	11.31	159	11.21	263	11.19	7,471	11.30
Exercised	(1,817)	10.29	–	–	(75)	12.26	(1,892)	10.37
Forfeited	(2,750)	11.88	(62)	10.57	–	–	(2,812)	11.85
Expired	–	–	–	–	(111)	10.16	(111)	10.16
Outstanding at 1 January 2006	**39,252**	**11.33**	**3,626**	**10.58**	**1,881**	**12.05**	**44,759**	**11.30**
Granted	**3,169**	**11.51**	**2**	**11.76**	**243**	**12.05**	**3,414**	**11.55**
Exercised	**(6,666)**	**9.98**	**–**	**–**	**(243)**	**10.76**	**(6,909)**	**10.01**
Forfeited	**(2,799)**	**12.13**	**(183)**	**10.57**	**(35)**	**12.83**	**(3,017)**	**12.04**
Outstanding at 31 December 2006	**32,956**	**11.55**	**3,445**	**10.58**	**1,846**	**12.21**	**38,247**	**11.50**
Exercisable at 31 December 2005	14,631	12.91	45	10.57	1,881	12.05	16,557	12.81
Exercisable at 31 December 2006	**15,055**	**12.24**	**72**	**10.57**	**1,846**	**12.21**	**16,973**	**12.23**

Conditional shares: Reed Elsevier PLC	Number of shares '000 ESOS	LTIS	RSP	BIP	Total
Outstanding at 1 January 2005	–	2,346	2,285	710	5,341
Granted	–	107	152	692	951
Exercised	–	–	(46)	(5)	(51)
Forfeited	–	(40)	(259)	(18)	(317)
Outstanding at 1 January 2006	**–**	**2,413**	**2,132**	**1,379**	**5,924**
Granted	**1,202**	**2,003**	**–**	**683**	**3,888**
Exercised	**(4)**	**–**	**(54)**	**(221)**	**(279)**
Forfeited	**(49)**	**(172)**	**(246)**	**(108)**	**(575)**
Outstanding at 31 December 2006	**1,149**	**4,244**	**1,832**	**1,733**	**8,958**

Conditional shares: Reed Elsevier NV	Number of shares '000 ESOS	LTIS	RSP	BIP	Total
Outstanding at 1 January 2005	–	1,611	1,568	304	3,483
Granted	–	74	103	229	406
Exercised	–	–	(32)	–	(32)
Forfeited	–	(28)	(176)	(18)	(222)
Outstanding at 1 January 2006	**–**	**1,657**	**1,463**	**515**	**3,635**
Granted	**806**	**1,318**	**–**	**280**	**2,404**
Exercised	**(3)**	**–**	**(36)**	**(101)**	**(140)**
Forfeited	**(33)**	**(117)**	**(149)**	**(45)**	**(344)**
Outstanding at 31 December 2006	**770**	**2,858**	**1,278**	**649**	**5,555**

The weighted average share price at the date of exercise of share options and conditional shares during 2006 was 564p (2005: 533p) for Reed Elsevier PLC ordinary shares and €12.34 (2005: €11.31) for Reed Elsevier NV ordinary shares.

5 Share based remuneration continued

Range of exercise prices for outstanding share options	2006 Number of shares under option '000	2006 Weighted average remaining period until expiry (years)	2005 Number of shares under option '000	2005 Weighted average remaining period until expiry (years)
Reed Elsevier PLC ordinary shares (pence)				
301-350	**-**	**-**	38	0.1
351-400	**1,345**	**1.4**	2,161	2.3
401-450	**4,733**	**3.0**	6,110	4.0
451-500	**23,953**	**5.5**	31,858	6.6
501-550	**15,462**	**7.8**	12,981	8.1
551-600	**6,639**	**4.7**	8,283	5.2
601-650	**852**	**2.8**	1,019	3.6
651-700	**3,598**	**4.1**	4,089	5.1
Total	**56,582**	**5.6**	66,539	6.2
Reed Elsevier NV ordinary shares (euro)				
8.01-9.00	**-**	**-**	9	7.2
9.01-10.00	**4,146**	**6.2**	8,034	7.0
10.01-11.00	**14,595**	**5.1**	17,919	5.9
11.01-12.00	**10,589**	**8.0**	8,774	8.0
12.01-13.00	**307**	**5.6**	356	3.3
13.01-14.00	**5,163**	**4.8**	5,808	5.4
14.01-15.00	**2,896**	**4.2**	3,223	4.7
15.01-16.00	**551**	**2.7**	636	2.6
Total	**38,247**	**5.9**	44,759	6.3

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 28). Conditional shares will be met from shares held by the EBT.

9 Adjusted figures continued

	2006 £m	2005 £m
Profit attributable to parent companies' shareholders	**623**	462
Adjustments (post tax):		
Amortisation of acquired intangible assets	**324**	310
Acquisition integration costs	**16**	17
Disposals and other non operating items	**(64)**	(2)
Deferred tax not expected to crystallise in the near term:		
Unrealised exchange differences on long term inter affiliate lending	**(22)**	44
Acquired intangible assets	**(87)**	(65)
Other	**6**	(12)
Adjusted profit attributable to parent companies' shareholders	**796**	754

	2006 £m	2005 £m
Cash generated from operations	**1,304**	1,223
Dividends received from joint ventures	**16**	16
Purchases of property, plant and equipment	**(88)**	(93)
Proceeds on disposals of property, plant and equipment	**2**	8
Expenditure on internally developed intangible assets	**(108)**	(102)
Payments in relation to acquisition integration costs	**26**	28
Adjusted operating cash flow	**1,152**	1,080

10 Cash flow statement

Reconciliation of operating profit before joint ventures to cash generated from operations	2006 £m	2005 £m
Operating profit before joint ventures	**862**	823
Amortisation of acquired intangible assets	**297**	276
Amortisation of internally developed intangible assets	**71**	57
Depreciation of property, plant and equipment	**91**	87
Share based remuneration	**49**	57
Total non cash items	**508**	477
Increase in inventories and pre-publication costs	**(51)**	(56)
Increase in receivables	**(65)**	(92)
Increase in payables	**50**	71
Increase in working capital	**(66)**	(77)
Cash generated from operations	**1,304**	1,223

Cash flow on acquisitions	Note	2006 £m	2005 £m
Purchase of businesses	11	**(149)**	(293)
Investment in joint ventures		**(1)**	(15)
Deferred payments relating to prior year acquisitions		**(13)**	(9)
Total		**(163)**	(317)

10 Cash flow statement continued

Reconciliation of net borrowings	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2006 £m	2005 £m
At start of year	296	(3,164)	174	(2,694)	(2,538)
Increase in cash and cash equivalents	239	-	-	239	66
Net movement in bank loans, overdrafts and commercial paper	-	(72)	-	(72)	492
Issuance of other loans	-	(407)	-	(407)	(544)
Repayment of other loans	-	337	-	337	90
Repayment of finance leases	-	12	-	12	13
Change in net borrowings resulting from cash flows	239	(130)	-	109	117
Inception of finance leases	-	(9)	-	(9)	(10)
Fair value adjustments to borrowings and related derivatives	-	(18)	21	3	5
Exchange translation differences	(16)	315	(22)	277	(268)
At end of year	519	(3,006)	173	(2,314)	(2,694)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

11 Acquisitions

During the year a number of acquisitions were made for a total consideration amounting to £171m, after taking account of net cash acquired of £7m.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below.

	Book value on acquisition £m	Fair value adjustments £m	Fair value £m
Goodwill	-	102	102
Intangible assets	1	86	87
Property, plant and equipment	1	-	1
Current assets	9	-	9
Current liabilities	(17)	-	(17)
Deferred tax	-	(11)	(11)
Net assets acquired	(6)	177	171
Consideration (after taking account of £7m net cash acquired)			171
Less: consideration deferred to future years			(22)
Net cash flow			149

The fair value adjustments in relation to the acquisitions made in 2006 relate principally to the valuation of intangible assets. Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including skilled workforces and acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

The businesses acquired in 2006 contributed £32m to revenue, £6m to adjusted operating profit, reduced net profit by £9m and contributed £7m to net cash inflow from operating activities for the part year under Reed Elsevier ownership. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues, adjusted operating profit and net profit for the year would have been £5,423m, £1,216m and £624m respectively.

12 Equity dividends

Dividends declared in the year	2006 £m	2005 £m
Reed Elsevier PLC	**186**	168
Reed Elsevier NV	**185**	168
Total	**371**	336

Dividends declared in the year, in amounts per ordinary share, comprise: a 2005 final dividend of 10.7p and 2006 interim dividend of 4.1p giving a total of 14.8p (2005: 13.3p) for Reed Elsevier PLC; and a 2005 final dividend of €0.267 and 2006 interim dividend of €0.102 giving a total of €0.369 (2005: €0.332) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 11.8p (2005: 10.7p). The directors of Reed Elsevier NV have proposed a final dividend of €0.304 (2005: €0.267). The total cost of funding the proposed final dividends is expected to be £298m, for which no liability has been recognised at the date of the balance sheet.

Dividends paid and proposed relating to the financial year	2006 £m	2005 £m
Reed Elsevier PLC	**199**	183
Reed Elsevier NV	**203**	182
Total	**402**	365

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

13 Goodwill

	2006 £m	2005 £m
At start of year	**3,030**	2,611
Acquisitions	**102**	182
Disposals	**(20)**	(14)
Exchange translation differences	**(310)**	251
At end of year	**2,802**	3,030

The carrying amount of goodwill includes cumulative amortisation of £1,644m (2005: £1,847m), which was charged prior to the adoption of IFRS.

13 Goodwill continued

For the purposes of impairment testing, goodwill is recorded in the cash generating units that are expected to benefit from each acquisition. The carrying value of goodwill recorded in the major groups of cash generating units is set out below.

Goodwill	2006 £m	2005 £m
Elsevier	**744**	821
LexisNexis US	**1,077**	1,201
LexisNexis International	**120**	103
Harcourt Schools US	**302**	345
Reed Exhibitions	**264**	267
Other	**295**	293
Total	**2,802**	3,030

The carrying value of each cash generating unit is compared with its estimated value in use, which is determined to be its recoverable amount. Value in use is calculated based on estimated future cash flows, discounted to their present value. The pre-tax discount rates used are between 10-12%, including a risk premium appropriate to the unit being reviewed. Estimated future cash flows are determined by reference to latest budgets and forecasts for the next five years, with a 3% long term nominal growth rate assumed thereafter.

14 Intangible assets

	Market and customer related £m	Content, software and other £m	Total acquired intangible assets £m	Internally developed intangible assets £m	Total £m
Cost					
At 1 January 2005	1,252	2,864	4,116	512	4,628
Acquisitions	88	61	149	–	149
Additions	–	–	–	102	102
Disposals	–	(29)	(29)	–	(29)
Exchange translation differences	149	187	336	33	369
At 1 January 2006	**1,489**	**3,083**	**4,572**	**647**	**5,219**
Acquisitions	**43**	**44**	**87**	**–**	**87**
Additions	**–**	**–**	**–**	**108**	**108**
Disposals	**(2)**	**(16)**	**(18)**	**(73)**	**(91)**
Exchange translation differences	**(175)**	**(240)**	**(415)**	**(49)**	**(464)**
At 31 December 2006	**1,355**	**2,871**	**4,226**	**633**	**4,859**
Amortisation					
At 1 January 2005	100	1,408	1,508	285	1,793
Charge for the year	85	191	276	57	333
Disposals	–	(9)	(9)	–	(9)
Exchange translation differences	16	92	108	15	123
At 1 January 2006	**201**	**1,682**	**1,883**	**357**	**2,240**
Charge for the year	**106**	**191**	**297**	**71**	**368**
Disposals	**(1)**	**(16)**	**(17)**	**(65)**	**(82)**
Exchange translation differences	**(30)**	**(137)**	**(167)**	**(24)**	**(191)**
At 31 December 2006	**276**	**1,720**	**1,996**	**339**	**2,335**
Net book amount					
At 31 December 2005	1,288	1,401	2,689	290	2,979
At 31 December 2006	**1,079**	**1,151**	**2,230**	**294**	**2,524**

14 Intangible assets continued

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trade marks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £935m (2005: £1,154m) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £293m (2005: £333m) of brands and imprints relating to Elsevier determined to have indefinite lives based on an assessment of their historical longevity and stable market positions.

15 Investments

	2006 £m	2005 £m
Investments in joint ventures	**73**	71
Available for sale investments	**25**	22
Venture capital investments held for trading	**25**	22
Total	**123**	115

An analysis of changes in the carrying value of investments in joint ventures is set out below.

	2006 £m	2005 £m
At start of year	**71**	60
Share of results of joint ventures	**18**	16
Dividends received from joint ventures	**(16)**	(16)
Additions	**1**	15
Transfers	**–**	(3)
Exchange translation differences	**(1)**	(1)
At end of year	**73**	71

The principal joint ventures at 31 December 2006 are exhibition joint ventures within Reed Business and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding).

Summarised aggregate information in respect of joint ventures and Reed Elsevier's share is set out below.

	Total joint ventures		Reed Elsevier share	
	2006 £m	2005 £m	2006 £m	2005 £m
Revenue	**222**	194	**108**	91
Net profit for the year	**36**	33	**18**	16
Total assets	**215**	220	**99**	103
Total liabilities	**(121)**	(137)	**(55)**	(63)
Net assets	**94**	83	**44**	40
Goodwill			**29**	31
Total			**73**	71

16 Property, plant and equipment

	2006			2005		
	Land and buildings £m	Fixtures and equipment £m	Total £m	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost						
At start of year	**192**	**695**	**887**	182	627	809
Acquisitions	**–**	**2**	**2**	–	6	6
Capital expenditure	**9**	**89**	**98**	5	98	103
Disposals	**(3)**	**(55)**	**(58)**	(10)	(86)	(96)
Exchange translation differences	**(19)**	**(64)**	**(83)**	15	50	65
At end of year	**179**	**667**	**846**	192	695	887
Accumulated depreciation						
At start of year	**84**	**489**	**573**	72	445	517
Acquisitions	**–**	**1**	**1**	–	4	4
Disposals	**(3)**	**(55)**	**(58)**	(3)	(76)	(79)
Charge for the year	**8**	**83**	**91**	8	79	87
Exchange translation differences	**(6)**	**(53)**	**(59)**	7	37	44
At end of year	**83**	**465**	**548**	84	489	573
Net book amount	**96**	**202**	**298**	108	206	314

No depreciation is provided on freehold land. The net book amount of property, plant and equipment at 31 December 2006 includes £16m (2005: £20m) in respect of assets held under finance leases relating to fixtures and equipment.

17 Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out on pages 22 and 23 of the Operating and Financial Review. The main financial risks faced by Reed Elsevier are liquidity risk, market risk – comprising interest rate risk and foreign exchange risk – and credit risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier's businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

Liquidity risk

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set off.

		Contractual cash flow						
At 31 December 2006	**Carrying amount £m**	**Within 1 year £m**	**1-2 years £m**	**2-3 years £m**	**3-4 years £m**	**4-5 years £m**	**More than 5 years £m**	**Total £m**
Borrowings								
Fixed rate borrowings	**(2,089)**	**(406)**	**(445)**	**(89)**	**(89)**	**(369)**	**(1,781)**	**(3,179)**
Floating rate borrowings	**(917)**	**(659)**	**(13)**	**(13)**	**(281)**	**-**	**(2)**	**(968)**
Derivative financial liabilities								
Interest rate derivatives	**(6)**	**(6)**	**(4)**	**(1)**	**(1)**	**(1)**	**(8)**	**(21)**
Cross currency interest rate swaps	**-**	**(172)**	**(238)**	**-**	**-**	**-**	**-**	**(410)**
Forward foreign exchange contracts	**(3)**	**(506)**	**(212)**	**(96)**	**-**	**-**	**-**	**(814)**
Derivative financial assets								
Interest rate derivatives	**8**	**9**	**4**	**1**	**1**	**1**	**3**	**19**
Cross currency interest rate swaps	**174**	**237**	**355**	**-**	**-**	**-**	**-**	**592**
Forward foreign exchange contracts	**37**	**528**	**228**	**100**	**-**	**-**	**-**	**856**
Total	**(2,796)**	**(975)**	**(325)**	**(98)**	**(370)**	**(369)**	**(1,788)**	**(3,925)**

		Contractual cash flow						
At 31 December 2005	Carrying amount £m	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	(2,223)	(458)	(413)	(435)	(73)	(76)	(1,836)	(3,291)
Floating rate borrowings	(941)	(583)	(84)	(13)	(14)	(311)	(2)	(1,007)
Derivative financial liabilities								
Interest rate derivatives	(12)	(9)	(6)	(4)	(1)	(1)	(3)	(24)
Cross currency interest rate swaps	-	(23)	(193)	(270)	-	-	-	(486)
Forward foreign exchange contracts	(9)	(514)	(237)	(108)	-	-	-	(859)
Derivative financial assets								
Interest rate derivatives	27	13	8	4	1	1	15	42
Cross currency interest rate swaps	159	29	250	363	-	-	-	642
Forward foreign exchange contracts	14	521	238	107	-	-	-	866
Total	(2,985)	(1,024)	(437)	(356)	(87)	(387)	(1,826)	(4,117)

The carrying amount of derivative financial liabilities comprises £3m (2005: nil) in relation to fair value hedges, £4m (2005: £16m) in relation to cash flow hedges and £2m (2005: £5m) held for trading. The carrying amount of derivative financial assets comprises £176m (2005: £174m) in relation to fair value hedges, £42m (2005: £21m) in relation to cash flow hedges and £1m (2005: £5m) held for trading. Derivative financial assets and liabilities held for trading comprise interest rate derivatives that were not designated as hedging instruments on adoption of IAS39 – Financial Instruments.

17 Financial instruments continued

At 31 December 2006, Reed Elsevier had access to £1,529m (2005: £1,739m) of committed bank facilities that expire in two to three years, of which £39m (2005: £67m) was drawn. These facilities principally provide back up for short term borrowings.

After taking account of the maturity of committed bank facilities that back short term borrowings at 31 December 2006, and after utilising available cash resources, no borrowings mature in the next two years (2005: nil); 25% of borrowings mature in the third year (2005: 46%); 24% in the fourth and fifth years (2005: 11%); 37% in the sixth to tenth years (2005: 29%); and 14% beyond the tenth year (2005: 14%).

Market Risk

Reed Elsevier's primary market risks are to interest rate fluctuations and exchange rate movements. Derivatives are used to hedge or reduce the risks of interest rate and exchange rate movements and are not entered into unless such risks exist. Derivatives used by Reed Elsevier for hedging a particular risk are not specialised and are generally available from numerous sources.

Interest rate risk

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates.

At 31 December 2006, 88% of net borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £3m (2005: £5m), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at 31 December 2006. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £3m (2005: £5m). The range of changes represents Reed Elsevier's view of the changes that are reasonably possible over a one year period.

The impact on net equity of a theoretical change in interest rates as at 31 December 2006 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £9m (2005: £16m) and a 100 basis point increase in interest rates would increase net equity by an estimated £8m (2005: £16m). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

Foreign exchange rate risk

Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than sterling, most particularly in respect of the US businesses. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars (see note 22).

A theoretical weakening of all currencies by 10% against sterling at 31 December 2006 would decrease the carrying value of net assets, excluding net borrowings, by £341m (2005: £373m). This would be offset to a large degree by a decrease in net borrowings of £197m (2005: £260m). A strengthening of all currencies by 10% against sterling at 31 December 2006 would increase the carrying value of net assets, excluding borrowings, by £423m (2005: £463m) and increase net borrowings by £241m (2005: £318m).

A retranslation of the combined businesses' net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £40m (2005: £29m). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £49m (2005: £35m).

17 Financial instruments continued

Credit risk
Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor's, Moody's or Fitch.

Reed Elsevier also has credit risk with respect to trade receivables due from its customers that include national and state governments, academic institutions, schools, and large and small enterprises including law firms, book stores and wholesalers. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business units where they arise. Where appropriate, business units seek to minimise this exposure by taking payment in advance and through management of credit terms. Allowance is made for bad and doubtful debts based on management's assessment of the risk taking into account the ageing profile, experience and circumstance.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the balance sheet.

Hedge accounting
The hedging relationships that are designated under IAS39 – Financial Instruments are described below:

Fair value hedges
Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement.

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £839m were in place at 31 December 2006 (2005: £954m) swapping fixed rate term debt issues denominated in US dollars (USD), euros and Swiss francs (CHF) to floating rate USD debt for the whole or part of their term.

17 Financial instruments continued

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the two years ended 31 December 2006 were as follows:

Gains/(losses) on borrowings and related derivatives	1 January 2005 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	1 January 2006 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	31 December 2006 £m
USD debt	(5)	(9)	(1)	**(15)**	**15**	**1**	**1**
Related interest rate swaps	5	9	1	**15**	**(15)**	**(1)**	**(1)**
	–	–	–	**–**	**–**	**–**	**–**
Euro debt	(151)	62	(15)	**(104)**	**(26)**	**14**	**(116)**
Related Euro to USD cross currency interest rate swaps	152	(62)	15	**105**	**26**	**(14)**	**117**
	1	–	–	**1**	**–**	**–**	**1**
CHF debt	(86)	41	(8)	**(53)**	**(10)**	**7**	**(56)**
Related CHF to USD cross currency interest rate swaps	87	(41)	8	**54**	**10**	**(7)**	**57**
	1	–	–	**1**	**–**	**–**	**1**
Total USD, Euro and CHF debt	(242)	94	(24)	**(172)**	**(21)**	**22**	**(171)**
Total related interest rate derivatives	244	(94)	24	**174**	**21**	**(22)**	**173**
Net gain	2	–	–	**2**	**–**	**–**	**2**

All fair value hedges were highly effective throughout the two years ended 31 December 2006.

At 31 December 2006 there were fair value losses of nil (2005: £3m) included within borrowings which relate to debt de-designated from a fair value hedge relationship. During 2006, £3m (2005: £5m) of fair value losses recognised on adoption of IAS39 – Financial Instruments were included in finance income.

Cash flow hedges
Reed Elsevier enters into two types of cash flow hedge:

(1) Interest rate derivatives which fix the interest expense on a portion of forecast floating rate denominated debt (including commercial paper, short term bank loans and floating rate term debt).

(2) Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical businesses for up to 50 months.

17 Financial instruments continued

Movements in the hedge reserve (pre-tax) in 2006 and 2005, including gains and losses on cash flow hedging instruments, were as follows:

	Transition loss £m	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
Hedge reserve at 1 January 2005: gains/(losses) deferred	(10)	(15)	65	40
Gains/(losses) arising in 2005	–	11	(21)	(10)
Amounts recognised in income statement	6	5	(30)	(19)
Exchange translation differences	(1)	(1)	(2)	(4)
Hedge reserve at 1 January 2006: gains/(losses) deferred	**(5)**	**–**	**12**	**7**
Gains arising in 2006	**–**	**1**	**53**	**54**
Amounts recognised in income statement	**3**	**3**	**(14)**	**(8)**
Exchange translation differences	**–**	**–**	**(1)**	**(1)**
Hedge reserve at 31 December 2006: gains/(losses) deferred	**(2)**	**4**	**50**	**52**

All cash flow hedges were highly effective throughout the two years ended 31 December 2006.

A deferred tax charge of £15m (2005: nil) in respect of the above gains and losses deferred in the hedge reserve at 31 December 2006 was also deferred in the hedge reserve.

Of the amounts recognised in the income statement in the year, gains of £14m (2005: £30m) were recognised in revenue, and losses of £6m (2005: £11m) were recognised in finance costs. A deferred tax charge of £3m (2005: nil) was recognised in relation to these items.

The transition loss relates to interest rate derivatives which were not designated as hedging instruments on adoption of IAS39 – Financial Instruments.

The deferred gains and losses on cash flow hedges at 31 December 2006 are currently expected to be recognised in the income statement in future years as follows:

	Transition loss £m	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
2007	**(2)**	**3**	**27**	**28**
2008	**–**	**1**	**15**	**16**
2009	**–**	**–**	**7**	**7**
2010	**–**	**–**	**1**	**1**
Gains/(losses) deferred in hedge reserve at end of year	**(2)**	**4**	**50**	**52**

The cash flows for these hedges are expected to occur in line with the recognition of the gains and losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

18 Deferred tax

	2006 £m	2005 £m
Deferred tax assets	**170**	266
Deferred tax liabilities	**(850)**	(980)
Total	**(680)**	(714)

Movements in deferred tax liabilities and assets are summarised as follows:

	Deferred tax liabilities				Deferred tax assets			
	Excess of tax allowances over amortisation £m	Acquired intangible assets £m	Pensions assets £m	Other temporary differences-liabilities £m	Tax losses carried forward £m	Pensions liabilities £m	Other temporary differences-assets £m	Total £m
Deferred tax asset/(liability) at 1 January 2005	(71)	(785)	–	(1)	59	109	73	(616)
(Charge)/credit to profit	(34)	65	–	(52)	(6)	8	(2)	(21)
(Charge)/credit to equity	–	–	–	–	–	10	(13)	(3)
Transfers	–	–	–	(5)	–	–	13	8
Acquisitions	–	(11)	–	(3)	–	–	3	(11)
Exchange translation differences	(10)	(68)	–	(5)	1	6	5	(71)
Deferred tax asset/(liability) at 1 January 2006	**(115)**	**(799)**	**–**	**(66)**	**54**	**133**	**79**	**(714)**
(Charge)/credit to profit	**(27)**	**87**	**(4)**	**7**	**(47)**	**5**	**(4)**	**17**
(Charge)/credit to equity	**–**	**–**	**(6)**	**(18)**	**–**	**(39)**	**3**	**(60)**
Transfers	**(4)**	**5**	**4**	**(1)**	**3**	**2**	**(4)**	**5**
Acquisitions	**–**	**(11)**	**–**	**–**	**–**	**–**	**–**	**(11)**
Exchange translation differences	**13**	**76**	**–**	**9**	**(3)**	**(9)**	**(3)**	**83**
Deferred tax asset/(liability) at 31 December 2006	**(133)**	**(642)**	**(6)**	**(69)**	**7**	**92**	**71**	**(680)**

At 31 December 2006, potential deferred tax assets not recognised due to uncertainties over availability and timing of relevant taxable income amounted to £193m (2005: £211m) in relation to tax deductions carried forward of £483m (2005: £528m). No time limitation currently applies on utilisation of the tax deductions.

19 Inventories and pre-publication costs

	2006 £m	2005 £m
Raw materials	**16**	12
Pre-publication costs	**403**	394
Finished goods	**214**	224
Total	**633**	630

20 Trade and other receivables

	2006 £m	2005 £m
Trade receivables	**1,055**	1,086
Prepayments and accrued income	**169**	151
Derivative financial instruments	**219**	200
Total	**1,443**	1,437

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

21 Trade and other payables

	2006 £m	2005 £m
Payables and accruals	**956**	982
Deferred income	**969**	979
Derivative financial instruments	**9**	21
Total	**1,934**	1,982

22 Borrowings

	2006			2005		
	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m
Financial liabilities measured at amortised cost:						
Bank loans, overdrafts and commercial paper	**574**	**–**	**574**	536	–	536
Finance leases	**6**	**6**	**12**	11	4	15
Other loans	**131**	**1,279**	**1,410**	353	1,134	1,487
Other loans in fair value hedging relationships	**210**	**800**	**1,010**	–	1,126	1,126
Total	**921**	**2,085**	**3,006**	900	2,264	3,164

The total fair value of financial liabilities measured at amortised cost is £2,042m (2005: £2,095m). The total fair value of other loans in fair value hedging relationships is £1,073m (2005: £1,025m).

Analysis by year of repayment

	2006				2005			
	Bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
Within 1 year	**574**	**341**	**6**	**921**	536	353	11	900
Within 1 to 2 years	**–**	**340**	**3**	**343**	–	369	3	372
Within 2 to 3 years	**–**	**–**	**2**	**2**	–	359	–	359
Within 3 to 4 years	**–**	**275**	**1**	**276**	–	–	–	–
Within 4 to 5 years	**–**	**282**	**–**	**282**	–	304	1	305
After 5 years	**–**	**1,182**	**–**	**1,182**	–	1,228	–	1,228
	–	**2,079**	**6**	**2,085**	–	2,260	4	2,264
Total	**574**	**2,420**	**12**	**3,006**	536	2,613	15	3,164

Analysis by currency

	2006				2005			
	Bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
US Dollars	**327**	**1,877**	**12**	**2,216**	149	2,436	15	2,600
£ Sterling	**20**	**400**	**–**	**420**	–	–	–	–
Euro	**180**	**143**	**–**	**323**	312	177	–	489
Other currencies	**47**	**–**	**–**	**47**	75	–	–	75
Total	**574**	**2,420**	**12**	**3,006**	536	2,613	15	3,164

Included in the US dollar amounts for other loans above is £550m (2005: £586m) of debt denominated in euros (€500m) and Swiss francs (CHF 500m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments included within trade and other receivables, which, as at 31 December 2006, had a fair value of £174m (2005: £159m).

23 Lease arrangements

Finance leases

At 31 December 2006 future finance lease obligations fall due as follows:

	2006 £m	2005 £m
Within one year	**6**	11
In the second to fifth years inclusive	**7**	5
	13	16
Less future finance charges	**(1)**	(1)
Total	**12**	15

Present value of future finance lease obligations payable:		
Within one year	**6**	11
In the second to fifth years inclusive	**6**	4
Total	**12**	15

Operating leases

Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At 31 December 2006 outstanding commitments under non-cancellable operating leases fall due as follows:

	2006 £m	2005 £m
Within one year	**115**	113
In the second to fifth years inclusive	**354**	335
After five years	**358**	352
Total	**827**	800

Of the above outstanding commitments, £803m (2005: £783m) relate to land and buildings.

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2006 £m	2005 £m
Within one year	**15**	12
In the second to fifth years inclusive	**47**	39
After five years	**21**	21
Total	**83**	72

24 Provisions

	2006 £m	2005 £m
At start of year	**44**	52
Utilised	**(11)**	(13)
Exchange translation differences	**(5)**	5
At end of year	**28**	44

The provisions are for property lease obligations which relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2016.

25 Contingent liabilities and capital commitments

There are contingent liabilities amounting to £36m (2005: £46m) in respect of property lease guarantees.

At 31 December 2006, there were capital commitments of £174m in relation to acquisitions conditional on regulatory and other approvals.

26 Combined share capitals

	2006 £m	2005 £m
At start of year	**190**	191
Issue of ordinary shares	**2**	1
Exchange translation differences	**(1)**	(2)
At end of year	**191**	190

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

27 Combined share premiums

	2006 £m	2005 £m
At start of year	**1,805**	1,805
Issue of ordinary shares, net of expenses	**91**	24
Exchange translation differences	**(17)**	(24)
At end of year	**1,879**	1,805

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

28 Combined shares held in treasury

	Shares held by EBT £m	Shares held by parent companies £m	Total £m
At 1 January 2005	66	–	66
Purchase of shares	27	–	27
Exchange translation differences	–	–	–
At 1 January 2006	**93**	**–**	**93**
Purchase of shares	**68**	**217**	**285**
Exchange translation differences	**–**	**(1)**	**(1)**
At 31 December 2006	**161**	**216**	**377**

At 31 December 2006, shares held in treasury related to 17,167,145 (2005: 10,780,776) Reed Elsevier PLC ordinary shares and 9,242,214 (2005: 5,539,922) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT); and 20,593,500 (2005: nil) Reed Elsevier PLC ordinary shares and 13,381,500 (2005: nil) Reed Elsevier NV ordinary shares held by the respective parent companies.

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

29 Translation reserve

	2006 £m	2005 £m
At start of year	**89**	(122)
Exchange differences on translation of foreign operations	**(244)**	180
Other exchange translation differences	**19**	31
At end of year	**(136)**	89

30 Other combined reserves

	Hedge reserve 2006 £m	Other reserves 2006 £m	Total 2006 £m	Total 2005 £m
At start of year	**7**	**(28)**	**(21)**	(133)
Profit attributable to parent companies' shareholders	**–**	**623**	**623**	462
Dividends declared	**–**	**(371)**	**(371)**	(336)
Actuarial gains/(losses) on defined benefit pension schemes	**–**	**139**	**139**	(37)
Fair value movements on available for sale investments	**–**	**3**	**3**	3
Fair value movements on cash flow hedges	**54**	**–**	**54**	(10)
Tax recognised directly in equity	**(18)**	**(42)**	**(60)**	(3)
Increase in share based remuneration reserve	**–**	**49**	**49**	57
Transfers from hedge reserve to net profit (net of tax)	**(5)**	**–**	**(5)**	(19)
Exchange translation differences	**(1)**	**(1)**	**(2)**	(5)
At end of year	**37**	**372**	**409**	(21)

31 Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £6m (2005: £6m). As at 31 December 2006, amounts owed by joint ventures were £3m (2005: £3m). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below.

	2006 £m	2005 £m
Salaries and other short term employee benefits	**7**	7
Post employment benefits	**1**	1
Share based remuneration	**7**	10
Total	**15**	18

Post employment benefits represent the service cost under IAS19 – Employee Benefits in relation to defined benefit schemes, together with any contributions made to defined contribution schemes. Share based remuneration is the amount charged in respect of executive directors under IFRS2 – Share Based Payment.

32 Exchange rates

The following exchange rates have been applied in preparing the combined financial statements:

	Income statement		Balance sheet	
	2006	2005	2006	2005
Euro to sterling	**1.47**	1.46	**1.49**	1.46
US dollars to sterling	**1.84**	1.82	**1.96**	1.73

33 Post balance sheet event

On 14 February 2007, Reed Elsevier approved a plan to sell the Harcourt Education division and to return the net proceeds to shareholders by way of a special distribution in the equalisation ratio. It is expected that the sale will be completed during 2007.

34 Approval of financial statements

The combined financial statements were approved and authorised for issue by the boards of directors of Reed Elsevier PLC and Reed Elsevier NV on 14 February 2007.

Independent auditors' report
to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV

Report on the combined financial statements
We have audited the combined financial statements 2006 of Reed Elsevier PLC (registered in England and Wales), Reed Elsevier NV (registered in Amsterdam), Reed Elsevier Group plc (registered in England and Wales), Elsevier Reed Finance BV (registered in Amsterdam) and their respective subsidiaries, associates and joint ventures (together "the combined businesses"), for the year ended 31 December 2006 ("the combined financial statements"), which comprise the combined income statement, the combined cash flow statement, the combined balance sheet, the combined statement of recognised income and expenses, the combined shareholders' equity reconciliation, the accounting policies and the related notes 1 to 34.

We have also audited the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements ("the Remuneration Report") that are described as having been audited. The separate audit reports on the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV which have been audited under locally adopted standards appear on pages 119 and 138.

Our audit work has been undertaken so that we might state to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV, and the members of Reed Elsevier PLC as a body and the shareholders of Reed Elsevier NV as a body, for our audit work, for this report, or for the opinions we have formed.

Directors' responsibility
The directors are responsible for the preparation and fair presentation of the combined financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and for the preparation of the Remuneration Report. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the combined financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the given circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on the combined financial statements, and the parts of the Remuneration Report that are described as being audited, based on our audit. We conducted our audit in accordance with relevant legal and regulatory requirements, International Standards on Auditing (UK and Ireland) issued by the United Kingdom Auditing Practices Board and Dutch Law. This requires that we comply with our respective professions' ethical requirements and plan and perform the audit to obtain reasonable assurance whether the combined financial statements are free from material misstatement.

We also read other information contained in the Reed Elsevier Annual Reports and Financial Statements 2006, as described in the contents section, including the summary Reed Elsevier combined financial information presented in euros, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the combined financial statements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the combined businesses' preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the combined businesses' internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the combined financial statements give a true and fair view of the financial position of the combined businesses as at 31 December 2006, and of their profits and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

The parts of the Remuneration Report described as having been audited have been properly prepared in accordance with the United Kingdom Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants
and Registered Auditors
London
United Kingdom
14 February 2007

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
14 February 2007

Summary Reed Elsevier combined financial information in euros

Introduction

The Reed Elsevier combined financial statements are presented in pounds sterling. This summary financial information presents the primary combined financial statements and selected notes in euros. The full Reed Elsevier combined financial statements presented in euros are available on the Reed Elsevier website, www.reedelsevier.com.

Combined income statement

For the year ended 31 December	Note	2006 €m	2005 €m
Revenue	1	**7,935**	7,542
Cost of sales		**(2,915)**	(2,759)
Gross profit		**5,020**	4,783
Selling and distribution costs		**(1,688)**	(1,635)
Administration and other expenses		**(2,065)**	(1,946)
Operating profit before joint ventures		**1,267**	1,202
Share of results of joint ventures		**27**	23
Operating profit		**1,294**	1,225
Finance income		**31**	52
Finance costs		**(264)**	(256)
Net finance costs		**(233)**	(204)
Disposals and other non operating items		**(1)**	2
Profit before tax		**1,060**	1,023
Taxation		**(141)**	(346)
Net profit for the year		**919**	677
Attributable to:			
Parent companies' shareholders		**916**	675
Minority interests		**3**	2
Net profit for the year		**919**	677

Combined cash flow statement

For the year ended 31 December	Note	2006 €m	2005 €m
Cash flow from operating activities			
Cash generated from operations	3	**1,917**	1,786
Interest paid		**(253)**	(223)
Interest received		**18**	16
Tax paid		**(250)**	(250)
Net cash from operating activities		**1,432**	1,329
Cash flows from investing activities			
Acquisitions	3	**(240)**	(463)
Purchases of property, plant and equipment		**(129)**	(136)
Expenditure on internally developed intangible assets		**(159)**	(149)
Purchase of investments		**(13)**	(4)
Proceeds on disposals of property, plant and equipment		**3**	12
Proceeds from other disposals		**70**	52
Dividends received from joint ventures		**24**	23
Net cash used in investing activities		**(444)**	(665)
Cash flows from financing activities			
Dividends paid to shareholders of the parent companies		**(545)**	(491)
Increase/(decrease) in bank loans, overdrafts and commercial paper		**105**	(718)
Issuance of other loans		**598**	794
Repayment of other loans		**(495)**	(132)
Repayment of finance leases		**(18)**	(19)
Proceeds on issue of ordinary shares		**137**	37
Purchase of treasury shares		**(419)**	(39)
Net cash used in financing activities		**(637)**	(568)
Increase in cash and cash equivalents	3	**351**	96
Movement in cash and cash equivalents			
At start of year		**432**	317
Increase in cash and cash equivalents		**351**	96
Exchange translation differences		**(9)**	19
At end of year		**774**	432

Combined balance sheet

As at 31 December	Note	2006 €m	2005 €m
Non-current assets			
Goodwill		**4,175**	4,424
Intangible assets		**3,761**	4,349
Investments in joint ventures		**108**	104
Other investments		**75**	64
Property, plant and equipment		**444**	458
Net pension assets		**30**	-
Deferred tax assets		**253**	388
		8,846	9,787
Current assets			
Inventories and pre-publication costs		**943**	920
Trade and other receivables		**2,150**	2,098
Cash and cash equivalents		**774**	432
		3,867	3,450
Assets held for sale		**-**	88
Total assets		**12,713**	13,325
Current liabilities			
Trade and other payables		**2,882**	2,893
Borrowings	4	**1,372**	1,314
Taxation		**714**	813
		4,968	5,020
Non-current liabilities			
Borrowings	4	**3,107**	3,305
Deferred tax liabilities		**1,266**	1,431
Net pension obligations		**381**	591
Provisions		**42**	64
		4,796	5,391
Liabilities associated with assets held for sale		**-**	16
Total liabilities		**9,764**	10,427
Net assets		**2,949**	2,898
Capital and reserves			
Combined share capitals	5	**285**	277
Combined share premiums	6	**2,800**	2,635
Combined shares held in treasury	7	**(562)**	(136)
Translation reserve		**(201)**	130
Other combined reserves	8	**607**	(30)
Combined shareholders' equity		**2,929**	2,876
Minority interests		**20**	22
Total equity		**2,949**	2,898

Combined statement of recognised income and expense

For the year ended 31 December	2006 €m	2005 €m
Net profit for the year	**919**	677
Exchange differences on translation of foreign operations	**(300)**	346
Actuarial gains/(losses) on defined benefit pension schemes	**204**	(54)
Fair value movements on available for sale investments	**4**	4
Fair value movements on cash flow hedges	**79**	(15)
Tax recognised directly in equity	**(88)**	(4)
Net (expense)/income recognised directly in equity	**(101)**	277
Transfer to net profit from hedge reserve (net of tax)	**(7)**	(28)
Total recognised income and expense for the year	**811**	926
Attributable to:		
Parent companies' shareholders	**808**	924
Minority interests	**3**	2
Total recognised income and expense for the year	**811**	926

Combined shareholders' equity reconciliation

For the year ended 31 December	Note	2006 €m	2005 €m
Total recognised net income attributable to the parent companies' shareholders		**808**	924
Dividends declared		**(545)**	(491)
Issue of ordinary shares, net of expenses		**137**	37
Increase in shares held in treasury	7	**(419)**	(39)
Increase in share based remuneration reserve		**72**	83
Net increase in combined shareholders' equity		**53**	514
Combined shareholders' equity at start of year		**2,876**	2,362
Combined shareholders' equity at end of year		**2,929**	2,876

Notes to the summary combined financial information in euros

1 Segment analysis

	Revenue		Operating profit		Adjusted operating profit	
	2006 €m	2005 €m	2006 €m	2005 €m	2006 €m	2005 €m
Business segment						
Elsevier	**2,236**	2,097	**581**	578	**683**	655
LexisNexis	**2,308**	2,140	**388**	318	**559**	493
Harcourt Education	**1,307**	1,315	**63**	127	**190**	235
Reed Business	**2,084**	1,990	**269**	231	**354**	313
Sub-total	**7,935**	7,542	**1,301**	1,254	**1,786**	1,696
Corporate costs	**–**	–	**(57)**	(47)	**(57)**	(47)
Unallocated net pension credit	**–**	–	**50**	18	**50**	18
Total	**7,935**	7,542	**1,294**	1,225	**1,779**	1,667
Geographical origin						
North America	**4,379**	4,216	**535**	531	**885**	869
United Kingdom	**1,320**	1,270	**244**	231	**293**	271
The Netherlands	**739**	730	**254**	235	**259**	242
Rest of Europe	**1,007**	878	**177**	155	**253**	206
Rest of world	**490**	448	**84**	73	**89**	79
Total	**7,935**	7,542	**1,294**	1,225	**1,779**	1,667

Revenue is analysed before the €159m (2005: €133m) share of joint ventures' revenue, of which €30m (2005: €29m) relates to LexisNexis, principally to Giuffrè, and €129m (2005: €104m) relates to Reed Business, principally to exhibition joint ventures.

Share of post-tax results of joint ventures of €27m (2005: €23m) included in operating profit comprises €5m (2005: €4m) relating to LexisNexis and €22m (2005: €19m) relating to Reed Business. The unallocated net pension credit of €50m (2005: €18m) comprises the expected return on pension scheme assets of €262m (2005: €218m) less interest on pension scheme liabilities of €212m (2005: €200m).

Analysis of revenue by geographical market	2006 €m	2005 €m
North America	**4,531**	4,342
United Kingdom	**870**	829
The Netherlands	**297**	295
Rest of Europe	**1,294**	1,174
Rest of world	**943**	902
Total	**7,935**	7,542

	Expenditure on acquired goodwill and intangible assets		Capital expenditure		Amortisation of acquired intangible assets		Depreciation and other amortisation	
	2006 €m	2005 €m	2006 €m	2005 €m	2006 €m	2005 €m	2006 €m	2005 €m
Business segment								
Elsevier	**78**	322	**75**	88	**84**	71	**69**	55
LexisNexis	**116**	85	**139**	139	**153**	149	**103**	95
Harcourt Education	**9**	10	**43**	32	**126**	107	**22**	20
Reed Business	**75**	67	**44**	39	**73**	76	**40**	37
Sub-total	**278**	484	**301**	298	**436**	403	**234**	207
Corporate	**–**	–	**3**	4	**–**	–	**4**	3
Total	**278**	484	**304**	302	**436**	403	**238**	210
Geographical location								
North America	**152**	141	**198**	191				
United Kingdom	**80**	23	**53**	51				
The Netherlands	**–**	13	**26**	26				
Rest of Europe	**24**	292	**15**	19				
Rest of world	**22**	15	**12**	15				
Total	**278**	484	**304**	302				

1 Segment analysis continued

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Other than the depreciation and amortisation above, non cash items of €72m (2005: €83m) relate to the recognition of share based remuneration and comprise €14m (2005: €16m) in Elsevier, €18m (2005: €23m) in LexisNexis, €7m (2005: €13m) in Harcourt Education, €21m (2005: €21m) in Reed Business and €12m (2005: €10m) in Corporate.

	Total assets		Total liabilities		Net assets/(liabilities)	
	2006 €m	2005 €m	**2006 €m**	2005 €m	**2006 €m**	2005 €m
Business segment						
Elsevier	**3,504**	3,716	**1,081**	1,108	**2,423**	2,608
LexisNexis	**3,864**	4,206	**571**	563	**3,293**	3,643
Harcourt Education	**2,208**	2,434	**256**	264	**1,952**	2,170
Reed Business	**1,708**	1,788	**795**	795	**913**	993
Sub-total	**11,284**	12,144	**2,703**	2,730	**8,581**	9,414
Taxation	**253**	388	**1,980**	2,244	**(1,727)**	(1,856)
Cash/borrowings	**774**	432	**4,479**	4,619	**(3,705)**	(4,187)
Net pension assets/obligations	**30**	–	**381**	591	**(351)**	(591)
Other assets and liabilities	**372**	361	**221**	243	**151**	118
Total	**12,713**	13,325	**9,764**	10,427	**2,949**	2,898
Geographical location						
North America	**8,353**	9,391	**4,936**	5,948	**3,417**	3,443
United Kingdom	**1,541**	1,313	**1,674**	893	**(133)**	420
The Netherlands	**854**	749	**690**	950	**164**	(201)
Rest of Europe	**1,634**	1,590	**2,251**	2,405	**(617)**	(815)
Rest of world	**331**	282	**213**	231	**118**	51
Total	**12,713**	13,325	**9,764**	10,427	**2,949**	2,898

Investments in joint ventures of €108m (2005: €104m) included in segment assets above comprise €40m (2005: €41m) relating to LexisNexis and €68m (2005: €63m) relating to Reed Business.

2 Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures.

Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to acquisition integration costs.

	2006 €m	2005 €m
Operating profit	**1,294**	1,225
Adjustments:		
Amortisation of acquired intangible assets	**436**	403
Acquisition integration costs	**34**	30
Reclassification of tax in joint ventures	**15**	9
Adjusted operating profit	**1,779**	1,667
Profit before tax	**1,060**	1,023
Adjustments:		
Amortisation of acquired intangible assets	**436**	403
Acquisition integration costs	**34**	30
Reclassification of tax in joint ventures	**15**	9
Disposals and other non operating items	**1**	(2)
Adjusted profit before tax	**1,546**	1,463
Profit attributable to parent companies' shareholders	**916**	675
Adjustments (post tax):		
Amortisation of acquired intangible assets	**476**	452
Acquisition integration costs	**24**	24
Disposals and other non operating items	**(95)**	(2)
Deferred tax not expected to crystallise in the near term:		
Unrealised exchange differences on long term inter affiliate lending	**(32)**	64
Acquired intangible assets	**(128)**	(95)
Other	**9**	(17)
Adjusted profit attributable to parent companies' shareholders	**1,170**	1,101
Cash generated from operations	**1,917**	1,786
Dividends received from joint ventures	**24**	23
Purchases of property, plant and equipment	**(129)**	(136)
Proceeds on disposals of property, plant and equipment	**3**	12
Expenditure on internally developed intangible assets	**(159)**	(149)
Payments in relation to acquisition integration costs	**37**	41
Adjusted operating cash flow	**1,693**	1,577

3 Cash flow statement

Reconciliation of operating profit before joint ventures to cash generated from operations	2006 €m	2005 €m
Operating profit before joint ventures	**1,267**	1,202
Amortisation of acquired intangible assets	**436**	403
Amortisation of internally developed intangible assets	**104**	83
Depreciation of property, plant and equipment	**134**	127
Share based remuneration	**72**	83
Total non cash items	**746**	696
Increase in inventories and pre-publication costs	**(75)**	(82)
Increase in receivables	**(95)**	(134)
Increase in payables	**74**	104
Increase in working capital	**(96)**	(112)
Cash generated from operations	**1,917**	1,786

Cash flow on acquisitions	2006 €m	2005 €m
Purchase of businesses	**(219)**	(428)
Investment in joint ventures	**(2)**	(22)
Deferred payments relating to prior year acquisitions	**(19)**	(13)
Total	**(240)**	(463)

Reconciliation of net borrowings	Cash & cash equivalents €m	Borrowings €m	Related derivative financial instruments €m	2006 €m	2005 €m
At start of year	**432**	**(4,619)**	**254**	**(3,933)**	(3,578)
Increase in cash and cash equivalents	**351**	**-**	**-**	**351**	96
Net movement in bank loans, overdrafts and commercial paper	**-**	**(105)**	**-**	**(105)**	718
Issuance of other loans	**-**	**(598)**	**-**	**(598)**	(794)
Repayment of other loans	**-**	**495**	**-**	**495**	132
Repayment of finance leases	**-**	**18**	**-**	**18**	19
Change in net borrowings resulting from cash flows	**351**	**(190)**	**-**	**161**	171
Inception of finance leases	**-**	**(14)**	**-**	**(14)**	(15)
Fair value adjustments to borrowings and related derivatives	**-**	**(26)**	**31**	**5**	7
Exchange translation differences	**(9)**	**370**	**(28)**	**333**	(518)
At end of year	**774**	**(4,479)**	**257**	**(3,448)**	(3,933)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

4 Borrowings

	2006			2005		
	Falling due within 1 year €m	Falling due in more than 1 year €m	Total €m	Falling due within 1 year €m	Falling due in more than 1 year €m	Total €m
Financial liabilities measured at amortised cost:						
Bank loans, overdrafts and commercial paper	**855**	**–**	**855**	782	–	782
Finance leases	**9**	**9**	**18**	16	6	22
Other loans	**195**	**1,906**	**2,101**	516	1,655	2,171
Other loans in fair value hedging relationships	**313**	**1,192**	**1,505**	–	1,644	1,644
Total	**1,372**	**3,107**	**4,479**	1,314	3,305	4,619

The total fair value of financial liabilities measured at amortised cost is €3,043m (2005: €3,059m). The total fair value of other loans in fair value hedging relationships is €1,599m (2005: €1,497m).

Analysis by year of repayment

	2006				2005			
	Bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m	Bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m
Within 1 year	**855**	**508**	**9**	**1,372**	782	516	16	1,314
Within 1 to 2 years	**–**	**507**	**4**	**511**	–	538	5	543
Within 2 to 3 years	**–**	**–**	**3**	**3**	–	524	–	524
Within 3 to 4 years	**–**	**410**	**2**	**412**	–	–	–	–
Within 4 to 5 years	**–**	**420**	**–**	**420**	–	444	1	445
After 5 years	**–**	**1,761**	**–**	**1,761**	–	1,793	–	1,793
	–	**3,098**	**9**	**3,107**	–	3,299	6	3,305
Total	**855**	**3,606**	**18**	**4,479**	782	3,815	22	4,619

Analysis by currency

	2006				2005			
	Bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m	Bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m
US Dollars	**487**	**2,797**	**18**	**3,302**	216	3,557	22	3,795
£ Sterling	**30**	**596**	**–**	**626**	–	–	–	–
Euro	**268**	**213**	**–**	**481**	456	258	–	714
Other currencies	**70**	**–**	**–**	**70**	110	–	–	110
Total	**855**	**3,606**	**18**	**4,479**	782	3,815	22	4,619

Included in the US dollar amounts for other loans above is €820m (2005: €856m) of debt denominated in euros (€500m) and Swiss francs (CHF 500m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments included within trade and other receivables, which, as at 31 December 2006, had a fair value of €259m (2005: €232m).

5 Combined share capitals

	2006 €m	2005 €m
At start of year	**277**	269
Issue of ordinary shares	**3**	2
Exchange translation differences	**5**	6
At end of year	**285**	277

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

6 Combined share premiums

	2006 €m	2005 €m
At start of year	**2,635**	2,545
Issue of ordinary shares, net of expenses	**134**	35
Exchange translation differences	**31**	55
At end of year	**2,800**	2,635

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

7 Combined shares held in treasury

	Shares held by EBT €m	Shares held by parent companies €m	Total €m
At 1 January 2005	93	–	93
Purchase of shares	39	–	39
Exchange translation differences	4	–	4
At 1 January 2006	**136**	**–**	**136**
Purchase of shares	**100**	**319**	**419**
Exchange translation differences	**4**	**3**	**7**
At 31 December 2006	**240**	**322**	**562**

8 Other combined reserves

	Hedge reserve 2006 €m	Other reserves 2006 €m	Total 2006 €m	Total 2005 €m
At start of year	**10**	**(40)**	**(30)**	(184)
Profit attributable to parent companies' shareholders	**–**	**916**	**916**	675
Dividends declared	**–**	**(545)**	**(545)**	(491)
Actuarial gains/(losses) on defined benefit pension schemes	**–**	**204**	**204**	(54)
Fair value movements on available for sale investments	**–**	**4**	**4**	4
Fair value movements on cash flow hedges	**79**	**–**	**79**	(15)
Tax recognised directly in equity	**(26)**	**(62)**	**(88)**	(4)
Increase in share based remuneration reserve	**–**	**72**	**72**	83
Transfers from hedge reserve to net profit (net of tax)	**(7)**	**–**	**(7)**	(28)
Exchange translation differences	**(1)**	**3**	**2**	(16)
At end of year	**55**	**552**	**607**	(309)

9 Exchange rates

	Income statement		Balance sheet	
	2006	2005	2006	2005
Sterling to euro	**0.68**	0.68	**0.67**	0.68
US dollar to euro	**1.25**	1.25	**1.32**	1.18

...ed Elsevier PLC
Annual report and financial statements

Company number: 7752[illegible]

Directors' report

The directors present their report, together with the financial statements of the group and company, for the year ended 31 December 2006.

As a consequence of the merger of the company's businesses with those of Reed Elsevier NV in 1993, described on page 26, the shareholders of Reed Elsevier PLC and Reed Elsevier NV can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses" or "Reed Elsevier"). This directors' report and the financial statements of the group and company should be read in conjunction with the combined financial statements and other reports set out on pages 2 to 91. A business review for the Reed Elsevier combined businesses is set out on pages 5 to 25.

Principal activities
The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier Group plc and 39% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities respectively. The remaining shareholdings in these two companies are held by Reed Elsevier NV. Reed Elsevier PLC also has an indirect equity interest in Reed Elsevier NV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York and Reed Elsevier NV's securities are listed in Amsterdam and New York.

Financial statement presentation
The consolidated financial statements of Reed Elsevier PLC include the 52.9% economic interest that shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. Because of the tax credit, Reed Elsevier PLC normally requires proportionately less cash to fund its net dividend than Reed Elsevier NV does to fund its gross dividend. An adjustment is therefore required in the consolidated income statement of Reed Elsevier PLC to share this tax benefit between the two sets of shareholders in accordance with the equalisation agreement. The equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and it reduces the consolidated attributable earnings by £10m (2005: £9m), being 47.1% of the total amount of the tax credit.

In addition to the reported figures, adjusted profit figures are presented as additional performance measures. These exclude the tax credit equalisation adjustment and, in relation to the results of joint ventures, the company's share of the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities not expected to crystallise in the near term.

Consolidated income statement
Reed Elsevier PLC's shareholders' 52.9% share of the adjusted profit before tax of the Reed Elsevier combined businesses was £557m, up from £530m in 2005. Reported profit before tax was £328m (2005: £242m). In scientific and medical markets, Elsevier had a successful year with strong subscription renewals and widening distribution of its journals and databases, growing new online product sales and a successful book publishing programme. In legal markets, LexisNexis had a successful year. Subscription renewals were strong, good growth was seen in new sales of online information solutions both in the US and internationally, and further good growth was seen in risk information and analytics. In education markets, Harcourt Education's basal textbook and supplemental businesses performed well against a weaker education market to hold overall revenues flat. Profits were lower through investment ahead of major adoptions and underperformance in Assessment. In business to business markets, Reed Business had a successful year. The online information services grew rapidly, more than compensating for print migration, and the exhibitions business again performed strongly.

Reed Elsevier PLC's shareholders' share of the adjusted profit attributable of the combined businesses was £421m, up from £399m in 2005. The company's share of the post tax charge for amortisation of acquired intangible assets was £171m, up £7m from 2005, principally as a result of recent acquisitions. The reported net profit for the year was £320m (2005: £235m) reflecting the company's share of the strong operating performance of the combined businesses and lower tax charge due to favourable settlement of tax on prior year disposals and deferred tax on long term inter affiliate lending.

Adjusted earnings per share increased 7% to 33.6p (2005: 31.5p). At constant rates of exchange, the increase was 11%. Including the effect of the tax credit equalisation as well as the amortisation of acquired intangible assets, acquisition integration costs, non operating items and tax adjustments, the basic earnings per share was 25.6p (2005: 18.6p).

Consolidated balance sheet
The consolidated balance sheet of Reed Elsevier PLC reflects its 52.9% economic interest in the net assets of Reed Elsevier, which at 31 December 2006 amounted to £1,040m (2005: £1,042m). The £2m decrease in net assets reflects the company's share in the attributable profits of Reed Elsevier, less exchange differences, principally as a result of the weaker US dollar, dividends and share repurchases.

Dividends
Given the continued strong performance of the business, the strong cash generation and positive outlook, the board has maintained its progressive dividend policy that closely aligns dividend growth with growth in adjusted earnings. Accordingly, the board is recommending a final dividend of 11.8p per ordinary share to be paid on 11 May 2007 to shareholders on the Register on 20 April 2007.

The total dividend paid on the ordinary shares in the financial year was £186m (2005: £168m).

Share repurchase programme
The board of Reed Elsevier PLC, together with the boards of Reed Elsevier NV, approved the introduction of an annual share repurchase programme in 2006 to further improve capital efficiency. During 2006 a total of 20.6m of the company's ordinary shares were repurchased under the programme at a cost of £112m and are held in treasury.

Parent company financial statements
The individual parent company financial statements of Reed Elsevier PLC are presented on pages 120 and 121, and continue to be prepared under UK generally accepted accounting principles (UK GAAP). Parent company shareholders' funds as at 31 December 2006 were £2,218m (2005: £1,886m).

Share capital
During 2006, 10,350,608 ordinary shares in the company were issued in connection with share option schemes as follows:

818,207 under a UK SAYE share option scheme at prices between 336.2p and 543.2p per share.

9,532,401 under executive share option schemes at prices between 424.0p and 570.0p per share.

At 14 February 2007, the company had received notification of the following substantial interests in the company's issued ordinary share capital:

The Capital Group Companies, Inc 104,787,120 shares 8.26%

FMR Corporation, 100,849,175 shares 7.95%

Prudential plc 52,109,466 shares 4.11%

Legal & General Group plc 49,863,553 shares 3.93%

At the 2006 Annual General Meeting a resolution was passed to extend the authority given to the company to purchase up to 10% of its ordinary shares by market purchase. At 31 December 2006, 20,593,500 shares, representing 1.6% of issued ordinary shares, had been purchased and are held in treasury. A resolution to further extend the authority is to be put to the 2007 Annual General Meeting.

Directors
The following served as directors during the year:
J Hommen (Chairman)
Sir Crispin Davis (Chief Executive Officer)
M H Armour (Chief Financial Officer)
G J A van de Aast
M W Elliott
E Engstrom
L Hook (appointed 18 April 2006)
C J A van Lede
A Prozes
D E Reid
Lord Sharman of Redlynch OBE
R W H Stomberg (senior independent non-executive director)
P Tierney
S Zelnick

Biographical details of the directors at the date of this report are given on pages 26 and 27 of the Annual Review and Summary Financial Statements.

Messrs Armour, Engstrom, Hommen and Stomberg and Lord Sharman will retire by rotation at the forthcoming Annual General Meeting and, being eligible, they will offer themselves for re-election. Mr van Lede will retire at the conclusion of the Annual General Meeting and a resolution to appoint Robert Polet as a non-executive director will be submitted to the meeting. The notice period applicable to the service contracts of Messrs Armour and Engstrom is set out in the Directors' Remuneration Report on page 43. Messrs Hommen, Stomberg and Polet and Lord Sharman do not have service contracts.

Details of directors' remuneration and their interests in the share capital of the company are provided in the Directors' Remuneration Report on pages 34 to 51.

In accordance with the company's Articles of Association, directors are granted an indemnity from the company to the extent permitted by law in respect of liabilities incurred as a result of their office.

Charitable and political donations
Reed Elsevier companies made donations during the year for charitable purposes amounting to £2.2m of which £0.6m was in the United Kingdom. In the United States, Reed Elsevier companies contributed £66,000 to political parties. There were no donations made in the European Union for political purposes.

Statement of directors' responsibilities
The directors are required by English company law to prepare a directors' report and financial statements for each financial period, which give a true and fair view of the state of affairs of the company and the group, and of the profit or loss for that period. In preparing those financial statements, the directors ensure that suitable accounting policies, consistently applied and supported by reasonable judgements and estimates, have been used, and accounting standards have been followed.

The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the law.

The directors have general responsibility for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Disclosure of information to auditors
As part of the process of approving the 2006 financial statements, the directors have taken steps pursuant to section 234ZA of the Companies Act 1985 to ensure that they are aware of any relevant audit information and to establish that the company's auditors are aware of that information. In that context, so far as the directors are aware, there is no relevant audit information of which the company's auditors are unaware.

Corporate governance
Save as noted on page 26, the company has complied throughout the period under review with the provisions of the Combined Code on Corporate Governance issued in July 2003 (the "UK Code"), including the revised Turnbull guidance issued in October 2005.

Details of how the principles of the UK Code have been applied and the directors' statement on internal control are set out in the Structure and Corporate Governance report on pages 26 to 31.

Details of the role and responsibilities, membership and activities of the Reed Elsevier PLC Audit Committee are set out in the Report of the Audit Committees on pages 32 and 33.

Going concern
After making enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

Payments to suppliers
Reed Elsevier companies agree terms and conditions for business transactions with suppliers and payment is made on these terms. The average time taken to pay suppliers was between 30 and 45 days.

Auditors
Resolutions for the re-appointment of Deloitte & Touche LLP as auditors of the company and authorising the directors to fix their remuneration will be submitted to the forthcoming Annual General Meeting.

By order of the Board
Stephen J Cowden
Secretary

Registered Office
1-3 Strand
London
WC2N 5JR

14 February 2007

Consolidated income statement

For the year ended 31 December	Note	2006 £m	2005 £m
Administrative expenses	1	**(2)**	(2)
Effect of tax credit equalisation on distributed earnings	2	**(10)**	(9)
Share of results of joint ventures	11	**343**	252
Operating profit		**331**	241
Finance (charges)/income	5	**(3)**	1
Profit before tax		**328**	242
Taxation	6	**(8)**	(7)
Profit attributable to ordinary shareholders		**320**	235

Earnings per ordinary share

For the year ended 31 December	Note	2006 pence	2005 pence
Basic earnings per share	8	**25.6p**	18.6p
Diluted earnings per share	8	**25.3p**	18.4p

Consolidated cash flow statement

For the year ended 31 December	Note	2006 £m	2005 £m
Cash flow from operating activities			
Cash used by operations	10	**(2)**	(2)
Interest (paid)/received		**(3)**	1
Tax paid		**(6)**	(8)
Net cash flow from operating activities		**(11)**	(9)
Dividends received from joint ventures		**596**	168
Cash flows from financing activities			
Equity dividends paid	7	**(186)**	(168)
Proceeds on issue of ordinary shares		**47**	14
Purchase of treasury shares		**(112)**	–
Increase in net funding balances due from joint ventures	10	**(334)**	(5)
Net cash used in financing activities		**(585)**	(159)
Movement in cash and cash equivalents		**–**	–

Consolidated balance sheet

As at 31 December	Note	2006 £m	2005 £m
Non-current assets			
Investments in joint ventures	11	**156**	490
Current assets			
Amounts due from joint ventures		**934**	600
Total assets		**1,090**	1,090
Current liabilities			
Amounts owed to joint ventures		**36**	–
Payables		**1**	1
Taxation		**13**	11
		50	12
Non-current liabilities			
Amounts owed to joint ventures		**–**	36
Total liabilities		**50**	48
Net assets		**1,040**	1,042
Capital and reserves			
Called up share capital	12	**161**	160
Share premium account	13	**1,033**	987
Shares held in treasury (including in joint ventures)	14	**(200)**	(49)
Capital redemption reserve	15	**4**	4
Translation reserve	16	**(98)**	31
Other reserves	17	**140**	(91)
Total equity		**1,040**	1,042

The consolidated financial statements were approved by the board of directors, 14 February 2007.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Consolidated statement of recognised income and expense

For the year ended 31 December	2006 £m	2005 £m
Profit attributable to ordinary shareholders	**320**	235
Share of joint ventures' net (expense)/income recognised directly in equity	**(57)**	71
Share of joint ventures' transfer to net profit from hedge reserve	**(3)**	(10)
Total recognised income and expense for the year	**260**	296

Consolidated reconciliation of shareholders' equity

For the year ended 31 December	Note	2006 £m	2005 £m
Total recognised net income		**260**	296
Equity dividends declared	7	**(186)**	(168)
Issue of ordinary shares, net of expenses		**47**	14
Increase in shares held in treasury (including in joint ventures)	14	**(151)**	(14)
Increase in share based remuneration reserve		**26**	30
Equalisation adjustments		**2**	(2)
Net (decrease)/increase in shareholders' equity		**(2)**	156
Shareholders' equity at start of year		**1,042**	886
Shareholders' equity at end of year		**1,040**	1,042

Group accounting policies

Basis of preparation
These consolidated financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards. They report the consolidated statements of income, cash flow and financial position of Reed Elsevier PLC, and have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union.

Unless otherwise indicated, all amounts shown in the financial statements are in millions of pounds.

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 26.

Determination of profit
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. In Reed Elsevier PLC's consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 58 to 61.

Investments
Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method.

Foreign exchange translation
Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The exchange gains or losses relating to the retranslation of Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged and credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Standards, amendments and interpretations not yet effective
Recently issued standards, amendments and interpretations are not expected to have any significant impact when adopted.

1 Administrative expenses

Administrative expenses include £486,000 (2005: £495,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2005: nil).

2 Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies on page 112.

3 Auditors' remuneration

Audit fees payable by Reed Elsevier PLC were £24,000 (2005: £24,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte & Touche LLP and its associates is set out in note 2 to the combined financial statements.

4 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. The remuneration of executive directors of Reed Elsevier PLC is disclosed in note 31 to the combined financial statements.

5 Finance (charges)/income

	2006 £m	2005 £m
Finance (charges)/income from joint ventures	**(3)**	1

6 Taxation

	2006 £m	2005 £m
UK corporation tax	**8**	7

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2006 £m	2005 £m
Profit before tax	**328**	242
Tax at applicable rate (30%)	**98**	73
Tax on share of results of joint ventures	**(103)**	(73)
Other	**13**	7
Tax expense	**8**	7

7 Equity dividends

Dividends declared in the year	2006 pence	2005 pence	2006 £m	2005 £m
Ordinary shares of 12.5 pence each				
Final for prior financial year	**10.7p**	9.6p	**135**	120
Interim for financial year	**4.1p**	3.7p	**51**	48
Total	**14.8p**	13.3p	**186**	168

The directors of Reed Elsevier PLC have proposed a final dividend of 11.8p. The total cost of funding the proposed final dividends is expected to be £148m. No liability has been recognised at the date of the balance sheet.

Dividends paid and proposed relating to the financial year	2006 pence	2005 pence
Ordinary shares of 12.5 pence each		
Interim (paid)	**4.1p**	3.7p
Final (proposed)	**11.8p**	10.7p
Total	**15.9p**	14.4p

8 Earnings per ordinary share ("EPS")

	2006			2005		
	Weighted average number of shares (millions)	Earnings £m	EPS pence	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS	**1,251.9**	**320**	**25.6p**	1,266.2	235	18.6p
Diluted EPS	**1,266.4**	**320**	**25.3p**	1,277.2	235	18.4p
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	**1,251.9**	**330**	**26.4p**	1,266.2	244	19.3p

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from the exercise of share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended 31 December 2006 are shown below.

	Year ended 31 December			
Number of ordinary shares	Shares in issue (millions)	Treasury shares (millions)	2006 Shares in issue net of treasury shares (millions)	2005 Shares in issue net of treasury shares (millions)
At start of year	**1,277.0**	**(10.8)**	**1,266.2**	1,265.4
Issue of ordinary shares	**10.4**	**-**	**10.4**	3.6
Share repurchases	**-**	**(20.6)**	**(20.6)**	-
Purchase of shares by employee benefit trust (net)	**-**	**(6.4)**	**(6.4)**	(2.8)
At end of year	**1,287.4**	**(37.8)**	**1,249.6**	1,266.2
Weighted average number of equivalent ordinary shares during the year			**1,251.9**	1,266.2

9 Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. The adjusted figures are derived as follows:

	Profit attributable to ordinary shareholders		Basic earnings per share	
	2006 £m	2005 £m	**2006 pence**	2005 pence
Reported figures	**320**	235	**25.6p**	18.6p
Effect of tax credit equalisation on distributed earnings	**10**	9	**0.8p**	0.7p
Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	**330**	244	**26.4p**	19.3p
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets	**171**	164	**13.7p**	13.0p
Acquisition integration costs	**8**	9	**0.6p**	0.7p
Disposals and other non operating items	**(34)**	(1)	**(2.7)p**	(0.1)p
Deferred tax adjustments	**(54)**	(17)	**(4.4)p**	(1.4)p
Adjusted figures	**421**	399	**33.6p**	31.5p

10 Cash flow statement

Reconciliation of administrative expenses to cash used by operations	**2006 £m**	2005 £m
Administrative expenses	**(2)**	(2)
Net movement in payables	**-**	-
Cash used by operations	**(2)**	(2)

Reconciliation of net funding balances due from joint ventures	**2006 £m**	2005 £m
At start of year	**564**	559
Cash flow	**334**	5
At end of year	**898**	564

11 Investments in joint ventures

	2006 £m	2005 £m
Share of results of joint ventures	**343**	252
Share of joint ventures':		
Net (expense)/income recognised directly in equity	**(57)**	71
Transfer to net profit from cash flow hedge reserve	**(3)**	(10)
Purchases of treasury shares by employee benefit trust	**(39)**	(14)
Increase in share based remuneration reserve	**26**	30
Equalisation adjustments	**(8)**	(11)
Dividends received from joint ventures	**(596)**	(168)
(Decrease)/increase in the year	**(334)**	150
At start of year	**490**	340
At end of year	**156**	490

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders' 52.9% share is set out below.

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2006 £m	2005 £m	2006 £m	2005 £m
Revenue	**5,398**	5,166	**2,856**	2,733
Net profit for the year	**625**	464	**343**	252

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2006 £m	2005 £m	2006 £m	2005 £m
Total assets	**8,532**	9,127	**4,549**	4,864
Total liabilities	**(6,553)**	(7,142)	**(4,393)**	(4,374)
Net assets	**1,979**	1,985	**156**	490
Attributable to:				
Joint ventures	**1,966**	1,970	**156**	490
Minority interests	**13**	15	**–**	–
Total	**1,979**	1,985	**156**	490

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC's share of assets and liabilities are cash and cash equivalents of £275m (2005: £157m) and borrowings of £1,590m (2005: £1,674m) respectively.

12 Share capital

Authorised	No. of shares	£m
Ordinary shares of 12.5p each	**1,287,364,048**	**161**
Unclassified shares of 12.5p each	**184,089,128**	**23**
Total		**184**

12 Share capital continued

Called up share capital – issued and fully paid	2006 No. of shares	£m	2005 No. of shares	£m
At start of year	**1,277,013,440**	**160**	1,273,674,009	159
Issue of ordinary shares	**10,350,608**	**1**	3,339,431	1
At end of year	**1,287,364,048**	**161**	1,277,013,440	160

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 5 to the Reed Elsevier combined financial statements.

13 Share premium

	2006 £m	2005 £m
At start of year	**987**	974
Issue of ordinary shares	**46**	13
At end of year	**1,033**	987

14 Shares held in treasury

	2006 £m	2005 £m
At start of year	**49**	35
Share repurchases	**112**	–
Share of joint ventures' employee benefit trust purchases	**39**	14
At end of year	**200**	49

Details of shares held in treasury are provided in note 28 to the Reed Elsevier combined financial statements.

15 Capital redemption reserve

	2006 £m	2005 £m
At start and end of year	**4**	4

16 Translation reserve

	2006 £m	2005 £m
At start of year	**31**	(64)
Share of joint ventures' exchange differences on translation of foreign operations	**(129)**	95
At end of year	**(98)**	31

17 Other reserves

	2006 £m	2005 £m
At start of year	**(91)**	(152)
Profit attributable to ordinary shareholders	**320**	235
Share of joint ventures':		
Actuarial gains/(losses) on defined benefit pension schemes	**73**	(19)
Fair value movements on available for sale investments	**2**	2
Fair value movements on cash flow hedges	**29**	(5)
Tax recognised directly in equity	**(32)**	(2)
Transfer to net profit from hedge reserve	**(3)**	(10)
Increase in share based remuneration reserve	**26**	30
Equalisation adjustments	**2**	(2)
Equity dividends declared	**(186)**	(168)
At end of year	**140**	(91)

18 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2006 £m	2005 £m
Guaranteed jointly and severally with Reed Elsevier NV	**2,589**	2,705

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 17 to the Reed Elsevier combined financial statements.

19 Post balance sheet event

On 14 February 2007, the company received a dividend of £400m from Reed Elsevier Group plc.

On 14 February 2007, Reed Elsevier approved a plan to sell Harcourt Education, a division of Reed Elsevier Group plc and to return the net proceeds to shareholders by way of a special distribution in the equalisation ratio. It is expected that the sale will be completed during 2007.

20 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	£10,000 ordinary "R" shares	100%
1-3 Strand	£10,000 ordinary "E" shares	-
London WC2N 5JR	£100,000 7.5% cumulative preference non voting shares	100%
Holding company for operating businesses involved in science & medical, legal, educational and business publishing	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary "R" shares	100%
Radarweg 29	205 ordinary "E" shares	-
1043 NX Amsterdam, The Netherlands		
Holding company for financing businesses	Equivalent to a 39% equity interest	

The "E" shares in Reed Elsevier Group plc and Elsevier Reed Finance BV are owned by Reed Elsevier NV.

21 Principal subsidiary

		% holding
Reed Holding BV		
Incorporated in the Netherlands	41 ordinary shares	100%
Radarweg 29		
1043 NX Amsterdam, The Netherlands		

Reed Holding BV owns 4,679,249 shares of a separate class in Reed Elsevier NV. The equalisation arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger give Reed Elsevier PLC a 5.8% economic interest in Reed Elsevier NV.

Independent auditors' report on the consolidated financial statements to the members of Reed Elsevier PLC

We have audited the consolidated financial statements of Reed Elsevier PLC for the year ended 31 December 2006 ("the consolidated financial statements"), which comprise the group accounting policies, the consolidated income statement, the consolidated cash flow statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the reconciliation of shareholders' equity and the related notes 1 to 21. These consolidated financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the individual parent company financial statements of Reed Elsevier PLC for the year ended 31 December 2006 and on the information in the parts of the Directors' Remuneration Report presented in the Annual Reports and Financial Statements 2006 ("the Remuneration Report") included in the individual parent company annual report that are described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the directors' report and the consolidated financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards ("IFRS"), as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the consolidated financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the consolidated financial statements give a true and fair view and whether the consolidated financial statements have been properly prepared in accordance with the United Kingdom Companies Act 1985 and Article 4 of the IAS Regulation of European Union law. We also report to you whether, in our opinion, the information given in the directors' report is consistent with the consolidated financial statements. The information given in the directors' report includes the business review that is cross referred from pages 5 to 25 of the Reed Elsevier Annual Reports and Financial Statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required, under UK law, to consider whether the board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2006 as described in the contents section and consider whether it is consistent with the audited consolidated financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any further information outside the Reed Elsevier Annual Reports and Financial Statements 2006.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.

Opinion
In our opinion:
→ the consolidated financial statements give a true and fair view in accordance with IFRS, as adopted for use in the European Union, of the state of the group's affairs as at 31 December 2006 and of its profit for the year then ended;

→ the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

→ the information given in the directors' report is consistent with the consolidated financial statements.

Deloitte & Touche LLP
Chartered Accountants and
Registered Auditors
London
United Kingdom
14 February 2007

Parent company balance sheet

As at 31 December	Note	2006 £m	2005 £m
Fixed assets			
Investments in subsidiary undertakings		**303**	303
Investments in joint ventures		**1,108**	1,108
		1,411	1,411
Current assets			
Debtors: amounts due from joint ventures	(i)	**934**	600
		934	600
Creditors: amounts falling due within one year			
Other creditors		**(1)**	(1)
Taxation		**(13)**	(11)
Amounts owed to joint ventures		**(36)**	–
Amounts owed to subsidiary undertakings		**(77)**	(77)
		(127)	(89)
Net current assets		**807**	511
Creditors: amounts falling due after one year			
Amounts owed to joint ventures		**-**	(36)
Net assets		**2,218**	1,886
Capital and reserves			
Called up share capital		**161**	160
Share premium account		**1,033**	987
Shares held in treasury		**(112)**	-
Capital redemption reserve		**4**	4
Profit and loss reserve		**1,132**	735
Shareholders' funds		**2,218**	1,886

(i) Subsequent to the balance sheet date, on 14 February 2007, the company received a dividend of £400m from Reed Elsevier Group plc.

The parent company financial statements were approved by the board of directors, 14 February 2007.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Share capital £m	Share premium account £m	Shares held in treasury £m	Capital redemption reserve £m	Profit and loss reserve £m	Total £m
At 1 January 2005	159	974	–	4	743	1,880
Profit attributable to ordinary shareholders	–	–	–	–	160	160
Equity dividends paid	–	–	–	–	(168)	(168)
Issue of ordinary shares, net of expenses	1	13	–	–	–	14
At 1 January 2006	**160**	**987**	**–**	**4**	**735**	**1,886**
Profit attributable to ordinary shareholders	**–**	**–**	**–**	**–**	**583**	**583**
Equity dividends paid	**–**	**–**	**–**	**–**	**(186)**	**(186)**
Purchase of shares	**–**	**–**	**(112)**	**–**	**–**	**(112)**
Issue of ordinary shares, net of expenses	**1**	**46**	**–**	**–**	**–**	**47**
At 31 December 2006	**161**	**1,033**	**(112)**	**4**	**1,132**	**2,218**

Parent company accounting policies

Basis of preparation
The parent company financial statements have been prepared under the historical cost convention in accordance with UK Generally Accepted Accounting Principles (UK GAAP). Unless otherwise indicated, all amounts in the financial statements are in millions of pounds.

As permitted by Section 230 of the Companies Act 1985, the company has not presented its own profit and loss account.

The Reed Elsevier PLC accounting policies under UK GAAP are set out below.

Investments
Fixed asset investments in the Reed Elsevier combined businesses are stated at cost, less provision, if appropriate, for any impairment in value.

Principal joint ventures and subsidiaries are set out in notes 20 and 21 of the Reed Elsevier PLC consolidated financial statements.

Shares held in treasury
The consideration paid, including directly attributable costs, for shares repurchased is recognised as shares held in treasury and presented as a deduction from total equity. Details of share capital and shares held in treasury are set out in notes 12 and 14 of the Reed Elsevier PLC consolidated financial statements.

Foreign exchange translation
Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation
Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Independent auditors' report on the parent company financial statements
to the members of Reed Elsevier PLC

We have audited the individual parent company financial statements of Reed Elsevier PLC for the year ended 31 December 2006 ("the company financial statements") which comprise the parent company balance sheet, the parent company reconciliation of shareholders' funds and the parent company accounting policies. These company financial statements have been prepared under the accounting policies set out therein.

We have also audited the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements 2006 ("the Remuneration Report") that are described as having been audited. We have reported separately on the consolidated financial statements of Reed Elsevier PLC for the year ended 31 December 2006.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for the preparation of the directors' report and the company financial statements in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Principles are set out in the statement of directors' responsibilities. They are also responsible for the preparation of the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2006 including, together with the directors of Reed Elsevier NV, the Remuneration Report.

Our responsibility is to audit the company financial statements and the parts of the Remuneration Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the company financial statements give a true and fair view and whether the company financial statements and the parts of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether, in our opinion, the directors' report is consistent with the company financial statements. The information given in the directors' report includes the business review that is cross referred from pages 5 to 25 of the Reed Elsevier Annual Reports and Financial Statements 2006.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

We also report to you if, in our opinion, the company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package, information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We read the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2006 and described in the contents section including the unaudited parts of the Remuneration Report and consider whether it is consistent with the audited company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the company financial statements. Our responsibilities do not extend to any further information outside the Reed Elsevier Annual Reports and Financial Statement 2006.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the company financial statements and the part of the Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the company financial statements and the parts of the Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the company financial statements and the parts of the Remuneration Report described as having been audited.

Opinion
In our opinion:
→ The company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Principles, of the state of the company's affairs as at 31 December 2006;

→ the company financial statements and the parts of the Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985; and

→ the information given in the directors' report is consistent with the company financial statements.

Deloitte & Touche LLP
Chartered Accountants and
Registered Auditors
London
United Kingdom
14 February 2007

Reed Elsevier NV Annual report and financial statements

The Supervisory Board's report

J Hommen, Chairman
G J de Boer-Kruyt
M W Elliott
L Hook (appointed 19 April 2006)
C J A van Lede
D E Reid
Lord Sharman of Redlynch OBE
R W H Stomberg
S Zelnick

Together with the Executive Board, we herewith submit to the Annual General Meeting for adoption Reed Elsevier NV's annual report and financial statements, comprising the consolidated financial statements and the parent company financial statements for the financial year ended 31 December 2006. The financial statements have been drawn up in accordance with the accounting policies explained on pages 130, 131 and 140 of this document and have been examined by Deloitte Accountants BV, Amsterdam. Their reports and opinions are set out on pages 138 and 142. The combined financial statements on pages 54 to 90 are part of the notes to and form an integral part of these statutory financial statements. Additional information providing a translation into euros of the primary combined financial statements and selected notes is presented on pages 94 to 103.

We refer to the Chairman and Chief Executive's Report and to the other reports contained within the Reed Elsevier Annual Review and Summary Financial Statements 2006 and the Reed Elsevier Annual Reports and Financial Statements 2006. These reports explain the business results of 2006, the financial state of the company as at 31 December 2006, and contain disclosures in respect of corporate governance, systems of internal control and risk management, corporate responsibility, remuneration of board members and key strategic issues.

The equalisation agreement between Reed Elsevier NV and Reed Elsevier PLC has the effect that the respective shareholders can be regarded as having the interests of a single economic group and provides that Reed Elsevier NV shall declare dividends such that the dividend on one Reed Elsevier NV ordinary share, which shall be payable in euros, will equal 1.538 times the cash dividend, including, other than in special circumstances, the related UK tax credit, paid on one Reed Elsevier PLC ordinary share. In that context, the combined meeting of the members of the Supervisory and Executive Boards (the Combined Board) determines the amounts of the company's profit to be retained. The ordinary shares and the R-shares are entitled to receive distribution in proportion to their nominal value. The Combined Board may resolve to pay less per R-share, but not less than 1% of their nominal value. Details of dividends are contained in note 6 to the consolidated financial statements.

The Combined Board of Reed Elsevier NV, together with the board of Reed Elsevier PLC, approved the introduction of an annual share repurchase programme in 2006 to further improve capital efficiency. During 2006 a total of 13.4m ordinary shares of the company were repurchased under the programme at a cost of €156m and are held in treasury.

Reed Elsevier's policies, practices and disclosures, and an explanation of the way in which Reed Elsevier has complied with the Dutch Corporate Governance Code, are set out in pages 26 to 31 of the Reed Elsevier Annual Reports and Financial Statements 2006.

At the forthcoming Reed Elsevier NV Annual General Meeting on 18 April 2007, Messrs Hommen and Stomberg and Lord Sharman will retire by rotation as members of the Supervisory Board and, being eligible, will offer themselves for re-election. Mr van Lede will retire as a member of the Supervisory Board at the conclusion of the Annual General Meeting and a resolution to appoint Robert Polet as a member of the Supervisory Board will be submitted to the meeting. Messrs Armour and Engstrom will retire by rotation as members of the Executive Board and, being eligible, will offer themselves for re-election. A recommendation will be made at the Annual General Meeting for the appointment of these directors.

The Supervisory Board
14 February 2007

Registered office
Radarweg 29
1043 NX Amsterdam

The Executive Board's report

Sir Crispin Davis, Chairman
M H Armour, Chief Financial Officer
G J A van de Aast
E Engstrom
A Prozes
P Tierney

We refer to the Chairman and Chief Executive's Report and to the other reports contained within the Reed Elsevier Annual Review and Summary Financial Statements 2006 and the Reed Elsevier Annual Reports and Financial Statements 2006. These reports explain the business results of 2006, the financial state of the company as at 31 December 2006, and the key operational and strategic issues.

As explained in the financial statements on pages 128 to 143, Reed Elsevier NV prepares its consolidated financial statements in accordance with International Financial Reporting Standards and its parent company financial statements in accordance with generally accepted accounting principles in the UK.

In the consolidated financial statements, the profit attributable to the shareholders of Reed Elsevier NV was €458m (2005: €338m) and net assets as at 31 December 2006, principally representing the investments in Reed Elsevier Group plc and Elsevier Reed Finance BV under the equity method, were €1,465m (2005: €1,438m).

In the parent company financial statements, the profit attributable to the shareholders of Reed Elsevier NV was €1,114m (2005: €188m) and net assets as at 31 December 2006, principally representing the investments in Reed Elsevier Group plc and Elsevier Reed Finance BV under the historical cost method and loans to their subsidiaries, were €2,866m (2005: €2,112m). Free reserves as at 31 December 2006 were €1,256m (2005: €570m). Following receipt of a dividend from Reed Elsevier Overseas BV of €750m on 14 February 2007, the free reserves of the company, after taking account of other income and expenses from 1 January 2006 to 14 February 2007, were €2,007m.

The Executive Board
14 February 2007

Registered office
Radarweg 29
1043 NX Amsterdam

Consolidated income statement

For the year ended 31 December	Note	2006 €m	2005 €m
Administrative expenses	1	**(3)**	(3)
Share of results of joint ventures	10	**455**	339
Operating profit		**452**	336
Finance income	4	**7**	2
Profit before tax		**459**	338
Taxation	5	**(1)**	-
Profit attributable to ordinary shareholders		**458**	338

Earnings per ordinary share

For the year ended 31 December	Note	2006 €	2005 €
Basic earnings per share	7	**€0.59**	€0.43
Diluted earnings per share	7	**€0.59**	€0.43

Consolidated cash flow statement

For the year ended 31 December	Note	2006 €m	2005 €m
Cash flows from operating activities			
Cash used by operations	9	**(3)**	(5)
Interest received		**12**	1
Tax (paid)/received		**(1)**	2
Net cash flow from/(used in) operating activities		**8**	(2)
Dividends received from joint ventures		**1,111**	189
Cash flows from financing activities			
Equity dividends paid	6	**(272)**	(245)
Proceeds on issue of ordinary shares		**68**	18
Purchase of treasury shares		**(156)**	-
(Increase)/decrease in net funding balances due from joint ventures	9	**(612)**	16
Net cash used in financing activities		**(972)**	(211)
Increase/(decrease) in cash and cash equivalents		**147**	(24)

Consolidated balance sheet

As at 31 December	Note	2006 €m	2005 €m
Non-current assets			
Investments in joint ventures	10	**760**	1,487
Current assets			
Amounts due from joint ventures – funding		**626**	14
Amounts due from joint ventures – other		**3**	8
Cash and cash equivalents		**148**	1
		777	23
Total assets		**1,537**	1,510
Current liabilities			
Payables	11	**8**	8
Taxation		**64**	64
Total liabilities		**72**	72
Net assets		**1,465**	1,438
Capital and reserves			
Share capital issued	12	**48**	47
Paid-in surplus	13	**1,562**	1,495
Shares held in treasury (including in joint ventures)	14	**(282)**	(68)
Translation reserve	15	**(70)**	76
Other reserves	16	**207**	(112)
Total equity		**1,465**	1,438

Consolidated statement of recognised income and expense

For the year ended 31 December	2006 €m	2005 €m
Profit attributable to ordinary shareholders	**458**	338
Share of joint ventures' net (expense)/income recognised directly in equity	**(50)**	138
Share of joint ventures' transfer to net profit from hedge reserve	**(4)**	(14)
Total recognised income and expense for the year	**404**	462

Consolidated reconciliation of shareholders' equity

For the year ended 31 December	Note	2006 €m	2005 €m
Total recognised net income		**404**	462
Equity dividends declared	6	**(272)**	(245)
Issue of ordinary shares, net of expenses		**68**	18
Increase in shares held in treasury (including in joint ventures)	14	**(210)**	(20)
Increase in share based remuneration reserve		**36**	42
Equalisation adjustments		**1**	–
Net increase in shareholders' equity		**27**	257
Shareholders' equity at start of year		**1,438**	1,181
Shareholders' equity at end of year		**1,465**	1,438

Group accounting policies

These consolidated financial statements, which have been prepared under the historic cost convention, report the statements of income, cash flow and financial position of Reed Elsevier NV. Unless otherwise indicated, all amounts shown in the financial statements are in millions of euros.

As required by a regulation adopted by the European Parliament, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union.

The Reed Elsevier combined financial statements presented in pounds sterling on pages 54 to 90 form an integral part of the notes to Reed Elsevier NV's statutory financial statements. The primary combined financial statements and selected notes are presented in euros on pages 94 to 103.

As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC, described on page 26, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

The Reed Elsevier NV consolidated financial statements are presented incorporating Reed Elsevier NV's investments in the Reed Elsevier combined businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV's share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.

Because the dividend paid to shareholders by Reed Elsevier NV is, other than in special circumstances, equivalent to the Reed Elsevier PLC dividend plus the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC's share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R-shares held by a subsidiary of Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.

Parent company financial statements
In accordance with 2:402 of the Netherlands Civil Code, the parent company financial statements only contain an abridged profit and loss account.

Combined financial statements
The accounting policies adopted in the preparation of the combined financial statements are set out on pages 58 to 61.

These include policies in relation to intangible assets. Such assets are amortised over their estimated useful economic lives which, due to their longevity, may be for periods in excess of five years.

Basis of valuation of assets and liabilities
Reed Elsevier NV's 50% economic interest in the net assets of the combined businesses has been shown on the consolidated balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.

Cash and cash equivalents are stated at fair value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation
Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier NV's 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged and credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Standards, amendments and interpretations not yet effective
Recently issued standards, amendments and interpretations are not expected to have any significant impact when adopted.

1 Administrative expenses

Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.2m (2005: €0.2m) are included in gross remuneration. In so far as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2005: nil).

2 Auditors' remuneration

Audit fees payable by Reed Elsevier NV were €46,000 (2005: €46,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 2 to the combined financial statements.

3 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, have been reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier NV. The remuneration of executive directors of Reed Elsevier NV is disclosed in note 31 to the combined financial statements.

4 Finance income

	2006 €m	2005 €m
Finance income from joint ventures	**7**	2

5 Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2006 €m	2005 €m
Profit before tax	**459**	338
Tax at applicable rate 29.6% (2005: 31.5%)	**136**	106
Tax on share of results of joint ventures	**(135)**	(106)
Tax expense	**1**	–

6 Equity dividends

Dividends declared in the year	2006 €	2005 €	2006 €m	2005 €m
Ordinary shares of €0.06 each				
Final for prior financial year	**€0.267**	€0.240	**197**	177
Interim for financial year	**€0.102**	€0.092	**75**	68
R-shares of €0.60 each	–	–	–	–
Total	**€0.369**	€0.332	**272**	245

The directors of Reed Elsevier NV have proposed a final dividend of €0.304 (2005: €0.267). The total cost of funding the proposed final dividends is expected to be €223m. No liability has been recognised at the date of the balance sheet.

Dividends paid and proposed relating to the financial year	2006 €	2005 €
Ordinary shares of €0.06 each		
Interim (paid)	**€0.102**	€0.092
Final (proposed)	**€0.304**	€0.267
R-shares of €0.60 each	–	–
Total	**€0.406**	€0.359

7 Earnings per ordinary share (EPS)

	2006			2005		
	Weighted average number of shares (millions)	**Earnings €m**	**EPS €**	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS	**772.1**	**458**	**€0.59**	783.1	338	€0.43
Diluted EPS	**781.7**	**458**	**€0.59**	789.9	338	€0.43

The diluted EPS figures are calculated after taking account of the effect of potential ordinary shares arising from share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended 31 December 2006 are shown below.

	Year ended 31 December			
Number of ordinary shares	**Shares in issue (millions)**	**Treasury shares (millions)**	**2006 Shares in issue net of treasury shares (millions)**	2005 Shares in issue net of treasury shares (millions)
At start of year	**741.8**	**(5.5)**	**736.3**	736.4
Issue of ordinary shares	**6.8**	**–**	**6.8**	1.9
Share repurchases	**–**	**(13.4)**	**(13.4)**	–
Purchase of shares by employee benefit trust (net)	**–**	**(3.7)**	**(3.7)**	(2.0)
At end of year	**748.6**	**(22.6)**	**726.0**	736.3
Weighted average number of equivalent ordinary shares during the year			**772.1**	783.1

The average number of equivalent ordinary shares takes into account the "R" shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company's share capital.

8 Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. The adjusted figures are derived as follows:

	Profit attributable to ordinary shareholders		Basic earnings per share	
	2006 €m	2005 €m	**2006 €**	2005 €
Reported figures	**458**	338	**€0.59**	€0.43
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets	**238**	226	**€0.31**	€0.29
Acquisition integration costs	**12**	12	**€0.02**	€0.02
Disposals and other non operating items	**(48)**	(1)	**€(0.06)**	–
Deferred tax adjustments	**(75)**	(24)	**€(0.10)**	€(0.04)
Adjusted figures	**585**	551	**€0.76**	€0.70

9 Cash flow statement

Reconciliation of administrative expenses to cash used by operations	2006 €m	2005 €m
Administrative expenses	**(3)**	(3)
Decrease in payables	**-**	(2)
Cash used by operations	**(3)**	(5)

Reconciliation of net funding balances due from joint ventures	2006 €m	2005 €m
At start of year	**14**	30
Cash flow	**612**	(16)
At end of year	**626**	14

10 Investments in joint ventures

	2006 €m	2005 €m
Share of results of joint ventures	**455**	339
Share of joint ventures':		
Net (expense)/income recognised directly in equity	**(50)**	138
Transfer to net profit from cash flow hedge reserve	**(4)**	(14)
Purchases of treasury shares by employee benefit trust	**(54)**	(20)
Increase in share based remuneration reserve	**36**	42
Equalisation adjustments	**1**	-
Dividends received from joint ventures	**(1,111)**	(189)
(Decrease)/increase in the year	**(727)**	296
At start of year	**1,487**	1,191
At end of year	**760**	1,487

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV's 50% share is set out below:

	Total joint ventures		Reed Elsevier NV share	
	2006 €m	2005 €m	2006 €m	2005 €m
Revenue	**7,935**	7,542	**3,968**	3,771
Net profit for the year	**919**	677	**455**	339

	Total joint ventures		Reed Elsevier NV share	
	2006 €m	2005 €m	2006 €m	2005 €m
Total assets	**12,713**	13,325	**6,209**	6,662
Total liabilities	**(9,764)**	(10,427)	**(5,449)**	(5,175)
Net assets	**2,949**	2,898	**760**	1,487
Attributable to:				
Joint ventures	**2,929**	2,876	**760**	1,487
Minority interests	**20**	22	**-**	-
Total	**2,949**	2,898	**760**	1,487

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV's share of assets and liabilities are cash and cash equivalents of €239m (2005: €215m) and borrowings of €2,232m (2005: €2,303m).

11 Payables

Included within payables are employee convertible debenture loans of €8m (2005: €7m) with a weighted average interest rate of 4.68% (2005: 4.74%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

12 Share capital

Authorised	No. of shares	€m
Ordinary shares of €0.06 each	**2,100,000,000**	**126**
Unclassified shares of €0.60 each	**30,000,000**	**18**
Total		**144**

Issued and fully paid	R-shares Number	Ordinary shares Number	R-shares €m	Ordinary shares €m	Total €m
At 1 January 2005	4,679,249	740,090,600	3	44	47
Issue of ordinary shares	–	1,714,630	–	–	–
At 1 January 2006	**4,679,249**	**741,805,230**	**3**	**44**	**47**
Issue of ordinary shares	**–**	**6,791,894**	**–**	**1**	**1**
At 31 December 2006	**4,679,249**	**748,597,124**	**3**	**45**	**48**

The R-shares are held by a subsidiary of Reed Elsevier PLC. The R-shares are convertible at the election of the holders into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R-shares.

13 Paid-in surplus

	2006 €m	2005 €m
At start of year	**1,495**	1,477
Issue of ordinary shares	**67**	18
At end of year	**1,562**	1,495

Within paid-in surplus, an amount of €1,385m (2005: €1,318m) is free of tax.

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 5 to the Reed Elsevier combined financial statements.

14 Shares held in treasury

	2006 €m	2005 €m
At start of year	**68**	47
Share repurchases	**156**	–
Share of joint ventures' employee benefit trust purchases	**54**	20
Exchange translation differences	**4**	1
At end of year	**282**	68

Details of shares held in treasury are provided in note 28 to the Reed Elsevier combined financial statements.

15 Translation reserve

	2006 €m	2005 €m
At start of year	**76**	(98)
Share of joint ventures' exchange differences on translation of foreign operations	**(146)**	174
At end of year	**(70)**	76

16 Other reserves

	2006 €m	2005 €m
At start of year	**(112)**	(198)
Profit attributable to ordinary shareholders	**458**	338
Share of joint ventures':		
Actuarial gains/(losses) on defined benefit pension schemes	**102**	(27)
Fair value movements on available for sale investments	**2**	2
Fair value movements on cash flow hedges	**40**	(8)
Tax recognised directly in equity	**(44)**	(2)
Transfer to net profit from hedge reserve	**(4)**	(14)
Increase in share based remuneration reserve	**36**	42
Equalisation adjustments	**1**	-
Equity dividends declared	**(272)**	(245)
At end of year	**207**	(112)

17 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2006 €m	2005 €m
Guaranteed jointly and severally with Reed Elsevier PLC	**3,858**	3,949

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 17 to the Reed Elsevier combined financial statements.

18 Post balance sheet event

On 14 February 2007, the company received a dividend of €750m from Reed Elsevier Overseas BV.

On 14 February 2007, Reed Elsevier approved a plan to sell Harcourt Education, a division of Reed Elsevier Group plc, and to return the net proceeds to shareholders by way of a special distribution in the equalisation ratio. It is expected that the sale will be completed during 2007.

19 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	£10,000 ordinary "R" shares	-
1-3 Strand	£10,000 ordinary "E" shares	100%
London WC2N 5JR	£100,000 7.5% cumulative preference non voting shares	-
Holding company for operating businesses involved in science & medical, legal, educational and business publishing	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary "R" shares	-
Radarweg 29	205 ordinary "E" shares	100%
1043 NX Amsterdam, The Netherlands		
Holding company for financing businesses	Equivalent to a 61% equity interest	

The "R" shares in Reed Elsevier Group plc and Elsevier Reed Finance BV and the non-voting preference shares in Reed Elsevier Group plc are owned by Reed Elsevier PLC.

In addition, Reed Elsevier NV holds €0.14m par value in shares with special dividend rights in Reed Elsevier Overseas BV and Reed Elsevier Nederland BV, both with registered offices in Amsterdam. These shares are included in the amount shown under investments in joint ventures. They enable Reed Elsevier NV to receive dividends from companies within the same tax jurisdiction.

A list of companies within Reed Elsevier is filed with the Amsterdam Chamber of Commerce in the Netherlands.

20 Approval of financial statements

The consolidated financial statements were signed and authorised for issue by the Combined Board of directors on 14 February 2007.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Independent auditors' report on the consolidated financial statements to the shareholders of Reed Elsevier NV

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements, which are part of the financial statements of Reed Elsevier NV, Amsterdam, for the year ended 31 December 2006 ("the consolidated financial statements") comprising the consolidated income statement, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the reconciliation of shareholders' equity, the consolidated balance sheet, the group accounting policies and explanatory notes as set out in pages 128 to 137.

Directors' responsibility

Directors are responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Executive Board's report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Reed Elsevier NV as at 31 December 2006, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 subsection 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the Executive Board's report is consistent with the consolidated financial statements as required by 2:391 subsection 4 of the Netherlands Civil Code.

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
14 February 2007

Additional information

As set out in the notes to the consolidated and parent company financial statements, on 14 February 2007 the company received a dividend of €750m from Reed Elsevier Overseas BV.

Parent company profit and loss account

For the year ended 31 December	2006 €m	2005 €m
Administrative expenses	**(3)**	(3)
Dividends received from joint ventures	**1,111**	189
Finance income from joint ventures	**7**	2
Taxation	**(1)**	-
Profit attributable to ordinary shareholders	**1,114**	188

Parent company balance sheet

As at 31 December	Note	2006 €m	2005 €m
Fixed assets			
Investments in joint ventures		**2,161**	2,161
Current assets			
Amounts due from joint ventures – funding		**626**	14
Amounts due from joint ventures – other		**3**	8
		629	22
Cash		**148**	1
		777	23
Creditors: amounts falling due within one year			
Taxation		**(64)**	(64)
Other creditors	1	**(8)**	(8)
		(72)	(72)
Net current assets/(liabilities)		**705**	(49)
Net assets		**2,866**	2,112
Capital and reserves			
Share capital issued		**48**	47
Paid-in surplus		**1,562**	1,495
Shares held in treasury		**(156)**	-
Reserves		**1,412**	570
Shareholders' funds		**2,866**	2,112

The parent company financial statements were signed and authorised for issue by the Combined Board of directors on 14 February 2007.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Share capital issued €m	Paid-in surplus[(i)] €m	Shares held in treasury €m	Reserves €m	Total €m
At 1 January 2005	47	1,477	–	627	2,151
Profit attributable to ordinary shareholders	–	–	–	188	188
Equity dividends paid	–	–	–	(245)	(245)
Issue of shares, net of expenses	–	18	–	–	18
At 1 January 2006	**47**	**1,495**	**–**	**570**	**2,112**
Profit attributable to ordinary shareholders	**–**	**–**	**–**	**1,114**	**1,114**
Equity dividends paid	**–**	**–**	**–**	**(272)**	**(272)**
Purchase of shares	**–**	**–**	**(156)**	**–**	**(156)**
Issue of shares, net of expenses	**1**	**67**	**–**	**–**	**68**
At 31 December 2006	**48**	**1,562**	**(156)**	**1,412**	**2,866**

(i) Within paid-in surplus, an amount of €1,385m (2005: €1,318m) is free of tax.

Parent company accounting policies

Basis of preparation
The parent company financial statements have been prepared under the historical cost convention. As permitted by 2:362 subsection 1 of the Netherlands Civil Code for companies with international operations, the parent company financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (GAAP) ensuring consistency. The financial information relating to the company is recognised in the consolidated financial statements. In accordance with 2:402 of the Netherlands Civil Code, the parent company financial statements only contain an abridged profit and loss account.

The Reed Elsevier NV accounting policies under UK GAAP are set out below.

Investments
Fixed asset investments in the combined businesses are stated at cost, less provision, if appropriate, for any impairment in value. Principal joint ventures are set out in note 19 of the Reed Elsevier NV consolidated financial statements.

Short term investments are stated at the lower of cost and net realisable value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Shares held in treasury
The amount of consideration paid, including directly attributable costs for shares repurchased, is recognised as shares held in treasury and presented as a deduction from total equity.

Foreign exchange translation
Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation
Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Notes to the parent company financial statements

1 Other creditors

Other creditors include €8m (2005: €7m) of employee convertible debenture loans with a weighted average interest rate of 4.68% (2005: 4.74%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

2 Reconciliations to consolidated financial statements

A reconciliation of the parent company profit attributable to ordinary shareholders prepared under UK GAAP and the consolidated profit attributable to ordinary shareholders prepared under IFRS and presented under the equity method is provided below:

Year ended 31 December	2006 €m	2005 €m
Parent company profit attributable to ordinary shareholders	**1,114**	188
Share of results of joint ventures	**455**	339
Dividends received from joint ventures	**(1,111)**	(189)
Consolidated profit attributable to ordinary shareholders using the equity method	**458**	338

A reconciliation between the parent company shareholders' funds prepared under UK GAAP and the consolidated shareholders' funds prepared under IFRS and presented under the equity method is provided below:

As at 31 December	2006 €m	2005 €m
Parent company shareholders' funds	**2,866**	2,112
Cumulative share of results of joint ventures less cumulative dividends received from joint ventures	**(650)**	6
Cumulative currency translation adjustments	**(290)**	(144)
Cumulative equalisation and other adjustments	**267**	134
Share of treasury shares held by joint ventures' employee benefit trust	**(126)**	(68)
Share of IFRS adjustments in joint ventures	**(602)**	(602)
Consolidated shareholders' funds using the equity method	**1,465**	1,438

3 Post balance sheet event

On 14 February 2007, the company received a dividend of €750m from Reed Elsevier Overseas BV.

After taking account of this dividend and the other income and expenses in the period from 1 January 2007 to 14 February 2007, the summarised parent company balance sheet of Reed Elsevier NV as at 14 February 2007 was as follows:

As at 14 February 2007	€m
Investments in joint ventures	**2,161**
Amounts due from joint ventures:	
Funding	**1,357**
Other	**2**
Cash	**176**
Creditors: amounts falling due within one year	**(73)**
Net assets	**3,623**
Share capital issued	**48**
Paid-in surplus	**1,568**
Shares held in treasury	**(156)**
Reserves	**2,163**
Shareholders' funds	**3,623**

Independent auditors' report on the parent company financial statements
to the shareholders of Reed Elsevier NV

Report on the parent company financial statements
We have audited the accompanying parent company financial statements 2006, which are part of the financial statements of Reed Elsevier NV, Amsterdam, for the year ended 31 December 2006 ("the company financial statements") comprising the parent company profit and loss account, the parent company balance sheet, the parent company reconciliation of shareholders' funds, the parent company accounting policies and the explanatory notes as set out in pages 139 to 141.

Directors' responsibility
Directors are responsible for the preparation and fair presentation of the company financial statements in accordance with accounting principles generally accepted in the United Kingdom and Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Executive Board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the company financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on the company financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the company financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the company financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the company financial statements give a true and fair view of the financial position of Reed Elsevier NV as at 31 December 2006, and of its result for the year then ended in accordance with accounting principles generally accepted in the United Kingdom and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 subsection 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the Executive Board's report is consistent with the parent company financial statements as required by 2:391 subsection 4 of the Netherlands Civil Code.

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
14 February 2007

Additional information

Proposal for allocation of profit	2006 €m	2005 €m
Final dividend on ordinary shares for prior financial year	**197**	177
Interim dividend on ordinary shares for financial year	**75**	68
Dividend on R-shares	**-**	-
Retained profit/(loss)	**842**	(57)
	1,114	188

As set out in the notes to the consolidated and parent company financial statements, on 14 February 2007 the company received a dividend of €750m from Reed Elsevier Overseas BV.

The combined Supervisory and Executive Board determines the part of the profit to be retained. The profit to be distributed is paid on the ordinary shares and the R-shares in proportion to their nominal value. The Combined Board may resolve to pay less per R-share, but not less than 1% of the nominal value.

The company is bound by the Governing Agreement with Reed Elsevier PLC, which provides that Reed Elsevier NV shall declare dividends such that the dividend on one Reed Elsevier NV ordinary share, which shall be payable in euros, will equal 1.538 times the dividend, including, other than in special circumstances, the related UK tax credit, paid on one Reed Elsevier PLC ordinary share.

Additional information for US Investors

Reed Elsevier combined businesses
Summary financial information in US dollars

Basis of preparation
The summary financial information is a simple translation of the Reed Elsevier combined financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier combined financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

	Income statement		Balance sheet	
Exchange rates for translation	2006	2005	2006	2005
US dollars to sterling	**1.84**	1.82	**1.96**	1.73

Combined income statement

For the year ended 31 December	2006 US$m	2005 US$m
Revenue	**9,932**	9,402
Operating profit	**1,619**	1,527
Profit before tax	**1,327**	1,276
Profit attributable to parent companies' shareholders	**1,146**	841
Adjusted operating profit	**2,226**	2,078
Adjusted profit before tax	**1,936**	1,824
Adjusted profit attributable to parent companies' shareholders	**1,465**	1,372

Reed Elsevier combined businesses
Combined cash flow statement

For the year ended 31 December	2006 US$m	2005 US$m
Net cash from operating activities	**1,792**	1,656
Net cash used in investing activities	**(556)**	(828)
Net cash used in financing activities	**(796)**	(708)
Increase in cash and cash equivalents	**440**	120
Movement in cash and cash equivalents		
At start of year	**512**	434
Increase in cash and cash equivalents	**440**	120
Exchange translation differences	**65**	(42)
At end of year	**1,017**	512
Adjusted operating cash flow	**2,120**	1,966

Combined balance sheet

As at 31 December	2006 US$m	2005 US$m
Non-current assets	**11,637**	11,598
Current assets	**5,086**	4,088
Assets held for sale	**–**	104
Total assets	**16,723**	15,790
Current liabilities	**6,535**	5,451
Non-current liabilities	**6,309**	6,885
Liabilities associated with assets held for sale	**–**	20
Total liabilities	**12,844**	12,356
Net assets	**3,879**	3,434

Reed Elsevier combined businesses
Summary of the principal differences to US GAAP

The combined financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The principal differences that affect net income and combined shareholders' funds are explained below and their approximate effect is shown on page 150. The Reed Elsevier Annual Report 2006 on Form 20-F provides further information for US investors.

Goodwill and intangible assets
Under IFRS, acquired goodwill and intangible assets with indefinite lives are not amortised and are subject to at least annual impairment review. Other intangible assets with definite lives are amortised over their estimated useful economic lives up to 40 years. Previously, under UK GAAP, acquired goodwill and intangible assets had been amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to impairment review. There was no retrospective restatement of the acquired goodwill and intangible asset values as at the date of transition to IFRS (1 January 2004).

Under US GAAP, acquired goodwill and intangible assets are accounted for in accordance with SFAS141 – Business Combinations and SFAS142 – Goodwill and Other Intangible Assets. In accordance with these SFASs, goodwill and intangible assets with indefinite lives are not amortised and are subject to at least annual impairment review, with effect from 1 January 2002, except in respect of 2001 acquisitions made after 1 July 2001, for which the effective date under the transitional provisions was 1 July 2001. Other intangible assets with definite lives are amortised over their estimated useful economic lives up to 40 years, subject to annual impairment review under SFAS144: Accounting for the Impairment or Disposal of Long-Lived Assets.

Under IFRS, any deferred tax liability arising on acquired intangible assets in acquisitions made after the transition date of 1 January 2004, results in a corresponding grossing up of acquired goodwill. For acquisitions made prior to the transition date, any such deferred tax liabilities were written off directly to equity on transition to IFRS. Under US GAAP, goodwill has historically been grossed up for deferred tax liabilities on acquired intangible assets. This, along with the historically lower goodwill amortisation charge under US GAAP compared to previous UK GAAP, results in a higher carrying value of goodwill and intangible assets under US GAAP.

Under US GAAP, as at 31 December 2006, the carrying value of goodwill is £4,006m (2005: £4,470m), the gross cost of intangible assets is £4,262m (2005: £4,613m) and the accumulated amortisation of intangible assets is £1,980m (2005: £1,873m).

Disposals
As explained above, the carrying value of goodwill and intangible assets under US GAAP in relation to certain business combinations is higher than the equivalent figure under IFRS. On disposal of a business, to the extent the carrying value of goodwill and intangible assets related to the disposal are higher under US GAAP, a lower gain/higher loss will be reported under US GAAP.

Pensions
Under IFRS, the expense of defined benefit pension schemes and other post-retirement benefit schemes is charged to the income statement as an operating expense over the periods benefiting from the employees' services. The charge is based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Variations from this expected cost are recognised in full in the statement of recognised income and expense in the period in which they occur. Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where assets exceed liabilities, any net pension asset is limited to the extent that the asset is recoverable through reductions in future contributions.

Under US GAAP, pension costs and liabilities are accounted for in accordance with SFAS87: Employers' Accounting for Pensions as amended by SFAS158: Employers' Accounting for Defined Benefit Pensions and Other Post retirement Plans. The determination of the net pension cost is similar to IFRS, however variations from expected cost, which are determined by reference to market related values of plan assets, are amortised over the expected remaining service lives of plan members. In 2005, prior to the amendments by SFAS158, SFAS87 also required a minimum pension liability to be recognised that was at least equal to the unfunded benefit obligation (ignoring projected future salary increases). Changes in the additional minimum pension liability were recognised within other comprehensive income, a component of shareholders' equity. From the 2006 financial year SFAS87, as amended by SFAS158, requires that the full funded status of defined benefit pension schemes is recognised as an asset or liability in the balance sheet, with changes in that funded status recognised in other comprehensive income in the year in which they occur. The effect on the balance sheet of applying SFAS158 for the first time in 2006 is to increase net pension liabilities by £223m. Deferred tax assets are correspondingly increased by £70m.

Derivative financial instruments
Under both IFRS (IAS39 – Financial Instruments) and US GAAP (SFAS133 – Accounting for Derivative Instruments and Hedging Activities), all derivative financial instruments are required to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the income statement or equity, depending on the derivative's designation and effectiveness as a hedging instrument.

Derivative instruments used by Reed Elsevier as fair value hedges are designated as qualifying hedge instruments under IAS39 and SFAS133. The fixed rate loans which are swapped to floating rate and subject to this hedging treatment are set out on pages 82 and 83. Amounts only impact net income, under both IFRS and US GAAP, in relation to these instruments to the extent that the hedges are not fully effective.

In addition, certain forward exchange rate contracts and interest rate swaps have been designated as qualifying cash flow hedge instruments under IAS39 and SFAS133. Accordingly, to the extent that the hedges are effective, mark-to-market movements are recorded in either equity (IFRS) or other comprehensive income (US GAAP). Other derivative instruments, which act as cashflow hedges, have not been designated as qualifying hedge instruments under either IAS39 or SFAS133 and, accordingly, changes in the fair value of those derivative instruments are recorded in net income under both IFRS and US GAAP.

IAS39 was effective from 1 January 2005 resulting in a cumulative transition adjustment of £29m loss to other combined reserves and a £40m gain recognised in the hedge reserve, which included a £10m loss relating to instruments that were treated as hedges under previously applied UK GAAP, but which are not designated as hedges under IAS39. These losses are unwound over the period to which they relate and consequently give rise to a short term difference between net income reported under IFRS and US GAAP.

Deferred taxation
Under IFRS, deferred taxation is provided for nearly all differences between the balance sheet amounts of assets and liabilities and their tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Under US GAAP, deferred taxation is provided on all temporary differences under the liability method subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS109 – Accounting for Income Taxes.

The most significant deferred tax differences between IFRS and US GAAP arise from the different carrying values in respect of pensions, goodwill and acquired intangible assets as described above. The tax effect of these and other GAAP differences in carrying values is that net income under US GAAP is £23m higher than reported under IFRS (2005: £27m higher, and combined shareholders' equity is £28m lower than reported under IFRS (2005: £144m lower).

A further difference arises on the recognition of deferred tax assets for share based remuneration, which, under IFRS, is calculated based on the intrinsic value of outstanding awards and which, under US GAAP, is determined based on the cumulative charge to net income. As a result of this difference net income under US GAAP is £3m lower than reported under IFRS (2005: £24m lower), and combined shareholders' equity is £19m higher than reported under IFRS (2005: £25m higher).

Current taxation
Under IFRS, changes in estimates and final settlements of income tax uncertainties that result from a business combination are recognised in net income. These changes under US GAAP, with the exception of uncertainties related to valuation allowances on deferred tax assets, are recognised as an adjustment to acquired goodwill. In 2006 a £54m adjustment was made to goodwill under US GAAP relating to the favourable settlement of tax on prior year disposals, that under IFRS was recognised in net income.

Adjusted earnings
In the combined financial statements adjusted profit and cash flow measures are presented, as permitted by IFRS, as additional performance measures. US GAAP does not permit the presentation of alternative earnings measures.

Short term obligations expected to be refinanced
Under US GAAP, where it is expected to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under IFRS, such obligations can only be excluded from current liabilities where, additionally, the debt and facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations at 31 December 2006 of £915m (2005: £889m) would be excluded from current liabilities under US GAAP and shown as long term obligations.

Reed Elsevier combined businesses

Effects on net income of material differences between IFRS and US GAAP

For the year ended 31 December	2006 £m	2005 £m
Net income as reported under IFRS	**623**	462
US GAAP adjustments:		
Intangible assets	**1**	5
Disposals	**(41)**	-
Pensions	**(156)**	(78)
Derivative financial instruments	**3**	(5)
Current taxation	**(54)**	-
Deferred taxation	**20**	3
Other	**3**	(13)
Net income under US GAAP	**399**	374

Effects on combined shareholders' equity of material differences between IFRS and US GAAP

As at 31 December	2006 £m	2005 £m
Combined shareholders' equity as reported under IFRS	**1,966**	1,970
US GAAP adjustments:		
Goodwill and intangible assets	**1,256**	1,491
Pensions	**-**	409
Derivative financial instruments	**-**	5
Deferred taxation	**(9)**	(119)
Other	**7**	7
Combined shareholders' equity under US GAAP	**3,220**	3,763

Reed Elsevier PLC
Summary financial information in US dollars

Basis of preparation
The summary financial information is a simple translation of Reed Elsevier PLC's consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier PLC consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation of sterling ($:£1)	2006 US$:£	2005 US$:£
Income statement	**1.84**	1.82
Balance sheet	**1.96**	1.73

Consolidated income statement

For the year ended 31 December	2006 US$m	2005 US$m
Profit attributable to ordinary shareholders	**589**	428
Adjusted profit attributable to 52.9% interest in Reed Elsevier combined businesses	**775**	726
Share of joint ventures':		
Amortisation of acquired intangible assets	**(315)**	(299)
Acquisition integration costs	**(15)**	(16)
Disposals and other non operating items	**63**	2
Deferred tax adjustments	**99**	31
Profit attributable to 52.9% interest in Reed Elsevier combined businesses	**607**	444

Data per American Depositary Share (ADS)	2006 US$	2005 US$
Earnings per ADS based on 52.9% interest in Reed Elsevier combined businesses		
Adjusted	**$2.47**	$2.29
Basic	**$1.88**	$1.35
Net dividend per ADS declared in the year	**$1.09**	$0.97
Net dividend per ADS paid and proposed in relation to the financial year	**$1.17**	$1.05

Consolidated balance sheet

As at 31 December	2006 US$m	2005 US$m
Shareholders' equity	**2,038**	1,803

Adjusted earnings per American Depositary Share is based on Reed Elsevier PLC shareholders' 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures are described in note 9 to the Reed Elsevier PLC consolidated financial statements.

Reed Elsevier PLC shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing four Reed Elsevier PLC ordinary shares of 12.5p each. (CUSIP No. 758205108; trading symbol, RUK; Bank of New York is the ADS Depositary.)

Reed Elsevier PLC
Summary of the principal differences between IFRS and US GAAP

Reed Elsevier PLC accounts for its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, using the equity method in conformity with IFRS which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders' equity under US GAAP, Reed Elsevier PLC reflects its shareholders' 52.9% share of the effects of differences between IFRS and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to goodwill and acquired intangible assets, disposals, pensions and current and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between IFRS and US GAAP is given on pages 148 and 149.
The Reed Elsevier Annual Report 2006 on Form 20-F provides further information for US investors.

Effects on net income of material differences between IFRS and US GAAP

For the year ended 31 December	2006 £m	2005 £m
Net income as reported under IFRS	**320**	235
Impact of US GAAP adjustments to combined financial statements	**(118)**	(47)
Net income under US GAAP	**202**	188
Earnings per ordinary share under US GAAP	**16.1p**	14.8p

Effects on shareholders' equity of material differences between IFRS and US GAAP

As at 31 December	2006 £m	2005 £m
Shareholders' equity as reported under IFRS	**1,040**	1,042
Impact of US GAAP adjustments to combined financial statements	**663**	948
Shareholders' equity under US GAAP	**1,703**	1,990

Reed Elsevier NV
Summary financial information in US dollars

Basis of preparation
The summary financial information is a simple translation of the Reed Elsevier NV consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier NV consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation of euros ($:€)	2006 US$:€	2005 US$:€
Income statement	**1.25**	1.25
Balance sheet	**1.32**	1.18

Consolidated income statement

For the year ended 31 December	2006 US$m	2005 US$m
Adjusted profit attributable to ordinary shareholders	**732**	687
Share of joint ventures':		
Amortisation of acquired intangible assets	**(298)**	(282)
Acquisition integration costs	**(15)**	(15)
Disposals and other non operating items	**60**	1
Deferred tax adjustments	**94**	30
Profit attributable to ordinary shareholders	**573**	421

Data per American Depositary Share (ADS)	2006 US$	2005 US$
Earnings per ADS based on 50% interest in Reed Elsevier combined businesses		
Adjusted	**$1.90**	$1.75
Basic	**$1.48**	$1.07
Net dividend per ADS declared in the year	**$0.92**	$0.83
Net dividend per ADS paid and proposed in relation to the financial year	**$1.02**	$0.90

Consolidated balance sheet

As at 31 December	2006 US$m	2005 US$m
Shareholders' equity	**1,934**	1,704

Adjusted earnings per American Depositary Share is based on Reed Elsevier NV shareholders' 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures are described in note 8 to the Reed Elsevier NV consolidated financial statements.

Reed Elsevier NV shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing two Reed Elsevier NV ordinary shares of $0.06 each. (CUSIP No. 758204101; trading symbol, ENL; Bank of New York is the ADS Depositary).

Reed Elsevier NV
Summary of the principal differences between IFRS and US GAAP

Reed Elsevier NV accounts for its 50% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, using the equity method in its consolidated financial statements. Using the equity method to present its net income and shareholders' equity under US GAAP, Reed Elsevier NV reflects its 50% share of the effects of differences between UK and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to goodwill and acquired intangible assets, disposals, pensions and current and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between IFRS and US GAAP is given on pages 148 and 149. The Reed Elsevier Annual Report 2006 on Form 20-F provides further information for US investors.

Effects on net income of material differences between IFRS and US GAAP

For the year ended 31 December	2006 €m	2005 €m
Net income as reported under IFRS	**458**	338
Impact of US GAAP adjustments to combined financial statements	**(150)**	(51)
Net income under US GAAP	**308**	287
Earnings per ordinary share under US GAAP	**€0.40**	€0.37

Effects on shareholders' equity of material differences between IFRS and US GAAP

As at 31 December	2006 €m	2005 €m
Shareholders' equity as reported under IFRS	**1,465**	1,438
Impact of US GAAP adjustments to combined financial statements	**934**	1,309
Shareholders' equity under US GAAP	**2,399**	2,747

Principal operating locations

Reed Elsevier

1-3 Strand, London WC2N 5JR, UK
Tel: +44 (0)20 7930 7077
Fax: +44 (0)20 7166 5799

Radarweg 29
1043 NX Amsterdam, The Netherlands
Tel: +31 (0)20 485 2434
Fax: +31 (0)20 618 0325

125 Park Avenue, 23rd Floor
New York, NY 10017, USA
Tel: +1 212 309 5498
Fax: +1 212 309 5480

Elsevier Reed Finance BV

Radarweg 29
1043 NX Amsterdam, The Netherlands
Tel: +31 (0)20 485 2434
Fax: +31 (0)20 618 0325

For further information or contact details, please consult our website:
www.reedelsevier.com

Elsevier

Radarweg 29
1043 NX Amsterdam,
The Netherlands
www.elsevier.com

The Boulevard, Langford Lane
Kidlington, Oxford OX5 1GB, UK

360 Park Avenue South
New York
NY 10010-1710, USA

Independence Square West
Suite 300, The Curtis Centre
Philadelphia, PA 19106-3399, USA
www.us.elsevierhealth.com

11830 Westline Industrial Drive
St. Louis, MO 63146, USA

LexisNexis

LexisNexis US
125 Park Avenue, 23rd Floor
New York, NY 10017, USA
www.lexisnexis.com

9393 Springboro Pike
Miamisburg, OH 45342, USA

121 Chanlon Road
New Providence, NJ 07974, USA
www.martindale.com

LexisNexis UK
Halsbury House, 35 Chancery Lane
London WC2A 1EL, UK
www.lexisnexis.co.uk

LexisNexis France
141 rue de Javel,
75747 Paris Cedex 15
France
www.lexisnexis.fr

Harcourt Education

Harcourt School Publishers
6277 Sea Harbor Drive
Orlando
FL 32819, USA
www.harcourtschool.com

Holt Rinehart and Winston
10801 N. MoPac Expressway
Building 3, Austin,
TX 78759-5415, USA
www.hrw.com

Harcourt Assessment
19500 Bulverde Road
San Antonio
TX 78259, USA
www.harcourtassessment.com

Harcourt Achieve
10801 N. MoPac Expressway
Building 3, Austin,
TX 78759-5415, USA
www.harcourtachieve.com

Harcourt Education International
Halley Court, Jordan Hill
Oxford OX2 8EJ, UK
www.harcourteducation.co.uk

Reed Business

Reed Business Information US
360 Park Avenue South
New York
NY 10010-1710, USA
www.reedbusiness.com

Reed Business Information UK
Quadrant House, The Quadrant
Sutton, Surrey SM2 5AS, UK
www.reedbusiness.co.uk

Reed Business Information Netherlands
Radarweg 29
1043 NX Amsterdam
The Netherlands
www.reedbusiness.nl

Reed Exhibitions
Gateway House, 28 The Quadrant
Richmond, Surrey TW9 1DN, UK
www.reedexpo.com

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